                                                Filed Pursuant to Rule 424(b)(3)
                                                    Registration Nos. 333-111558
                                                                   333-111558-01

                        WHEELING-PITTSBURGH CORPORATION

                         1,222,102 SHARES COMMON STOCK

                             ---------------------

                     WHEELING-PITTSBURGH STEEL CORPORATION

                           $7,137,197 SENIOR SECURED
                                 NOTES DUE 2010

                             ---------------------

     The Selling Security Holders listed on page 64 of this Prospectus are offering and selling a total of 1,222,102 shares of Wheeling-Pittsburgh Corporation common stock and $7,137,197 in aggregate principal amount due at maturity of Senior Secured Notes (the "Series B Notes") Due 2010 of Wheeling-Pittsburgh Steel Corporation.

     Wheeling-Pittsburgh Corporation emerged from Chapter 11 bankruptcy proceedings on August 1, 2003 and the Selling Security Holders acquired their shares of Wheeling-Pittsburgh Corporation common stock and notes of Wheeling-Pittsburgh Steel Corporation in connection with the consummation of the Third Amended Joint Plan of Reorganization of Wheeling-Pittsburgh Corporation and Wheeling-Pittsburgh Steel Corporation. The Selling Security Holders will receive all of the net proceeds from the sale of the shares and notes and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of their shares or notes. Wheeling-Pittsburgh Corporation and Wheeling-Pittsburgh Steel Corporation are not offering any shares of common stock or notes for sale under this Prospectus and will not receive any of the proceeds from the sale of these securities by the Selling Security Holders.

     The Selling Security Holders and any participating brokers or dealers may be deemed to be underwriters within the meaning of the Securities Act, in which event any profit on the sale of the shares by those selling security holders and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

     Wheeling-Pittsburgh Corporation common stock is listed on the Nasdaq National Market under the symbol "WPSC." On February 9, 2004, the reported closing price of Wheeling-Pittsburgh Corporation common stock was $20.07.

     The Series B Notes are not listed on any national securities exchange or the Nasdaq Stock Market. The notes will mature August 1, 2010 and are guaranteed by Wheeling-Pittsburgh Corporation and WP Steel Venture Corporation, a wholly-owned subsidiary of Wheeling-Pittsburgh Corporation. The notes bear interest at a rate of 6% per annum. The notes are secured by liens with differing priorities on the tangible and intangible assets, accounts receivable and inventory and equity interests in the joint ventures of Wheeling-Pittsburgh Corporation and its subsidiaries.

     BEFORE BUYING ANY OF THESE SECURITIES YOU SHOULD READ THE DISCUSSION OF THE RISKS OF INVESTING IN THESE SECURITIES IN "RISK FACTORS" BEGINNING ON PAGE 6.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       Prospectus Dated February 9, 2004

                               TABLE OF CONTENTS


Prospectus Summary..........................................    1
Ratio of Earnings to Fixed Charges..........................    5
Risk Factors................................................    6
Use of Proceeds.............................................   12
Price Range of Securities...................................   12
Dividend Policy.............................................   13
Capitalization..............................................   14
Selected Consolidated Financial Data........................   15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   17
Business....................................................   37
Management..................................................   54
Related Party Transactions..................................   63
Principal and Selling Security Holders......................   64
Description of Securities...................................   67
Securities Eligible for Future Sale.........................   72
Plan of Distribution........................................   72
Legal Matters...............................................   73
Experts.....................................................   73
Where You Can Find Additional Information...................   73
Index to Financial Statements...............................  F-1

     As used in this registration statement, the words "we," "us," "ours" and "our company" refer to Wheeling-Pittsburgh Corporation and its wholly-owned subsidiaries, including Wheeling-Pittsburgh Steel Corporation, or "WPSC," except where the context otherwise requires, and "WPC" refers to Wheeling-Pittsburgh Corporation individually.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this Prospectus. It does not contain all of the information that is important to you. We encourage you to read this Prospectus in its entirety.

                               ABOUT THE COMPANY

     Wheeling-Pittsburgh Corporation, or WPC, is a Delaware holding company that, together with its several subsidiaries and joint ventures, constitutes the seventh largest integrated producer of steel and steel products in the United States. Our principal operating subsidiary is Wheeling-Pittsburgh Steel Corporation, or WPSC, a Delaware corporation whose headquarters are located in Wheeling, West Virginia. WPC was organized as a Delaware corporation on June 27, 1920 under the name Wheeling Steel Corporation.

     We produce flat rolled steel products for the construction industry, steel service centers, converters, processors, and the container, automotive and appliance industries. Our product offerings are focused predominately on higher value-added finished steel products such as cold-rolled products, tin and zinc coated products and fabricated products. In addition, we produce semi-finished steel products and hot-rolled steel products, which represent the least processed of our finished goods.

     An operating division of WPSC, Wheeling Corrugating Company, also referred to as WCC, manufactures our fabricated steel products for the construction, agricultural and highway industries. WPSC also holds a percentage ownership interest in two joint ventures that, together with WCC, account for nearly half of our sales. These joint ventures, Wheeling-Nisshin, Inc. and Ohio Coatings Company, also referred to as OCC, produce value-added steel products from materials and products supplied by us.

                            SUMMARY OF THE OFFERING

Issuer........................   Wheeling-Pittsburgh Corporation
                                 Wheeling-Pittsburgh Steel Corporation

Selling Security Holders......   Stonehill Offshore Partners Limited
                                 Stonehill Institutional Partners, L.P.

Use of Proceeds...............   We will not receive any proceeds from the sale
                                 of the shares of common stock or the notes offered by this Prospectus

Securities Offered............   1,222,102 shares of common stock of WPC
                                 $7,137,197 aggregate principal amount due at maturity of Senior Secured Notes due 2010 of WPSC (Series B Notes)

Common Stock..................   WPC is authorized to issue 80 million shares of
                                 common stock, $0.01 par value per share, and 20 million shares of undesignated preferred stock, $0.001 par value per share. As of December 31, 2003, there were 10,000,000 shares of common stock issued and outstanding. The shares of common stock trade on the Nasdaq National
                                 Market under the symbol "WPSC."

Terms of Notes

  Maturity Date...............   Series B Notes: 2010

  Interest....................   Series B Notes: 6% per annum

  Security....................   The Series B Notes are secured by a fifth lien
                                 on our tangible and intangible assets, our equity interests in our joint ventures, and our accounts receivable and inventory.

                                 The notes are guaranteed by WPC and WP Steel
                                 Venture Corporation, a wholly-owned subsidiary of WPC.

  Senior Debt.................   We have entered into a $250 million senior
                                 secured term loan facility with a bank group led by Royal Bank of Canada, as administrative agent. The term loan is arranged in three tranches with varying degrees of risk and interest rates. Term loan interest rates range from Libor plus 2.5% to Libor plus 8.0% and prime plus 1.50% to prime plus 7.0%. The blended rate of interest is approximately 4% at current Libor rates. The term loan is secured by a first lien on all of our tangible and intangible assets (other than accounts receivable and inventory) and our equity interests in our joint ventures, and a second lien on our accounts receivable and inventory.

                                 We also have entered into a $225 million senior secured revolving credit facility with a bank group arranged by Royal Bank of Canada and GECC Capital Markets Group. Interest rates on borrowings under the revolving credit facility are initially at prime plus 2.5% and Libor plus 3.5%, and thereafter range from prime plus 2.25% to prime plus 3.0% and Libor plus 3.25% to Libor plus 4.0%, depending on availability. The revolving credit facility is secured by a first lien on our accounts receivable and inventory and a third lien on our other tangible and intangible assets and our equity interest in our joint ventures. As of December 31, 2003, we have borrowed approximately $79.3 under the revolving credit facility.

                                 For a description of other debt obligations of the Company, refer to the discussion below under the heading "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources."

  Events of Default...........   The occurrence of any of the following
                                 conditions constitutes an "Event of Default" pursuant to the terms of the indenture under which the Series B Notes were issued:

                                 - WPSC defaults in the payment, when due, of
                                   interest on the notes and such default
                                   continues for a period of 30 days;

                                 - WPSC defaults in the payment, when due, of
                                   principal of the notes when the principal becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise;

                                 - WPSC fails to comply with certain of its
                                   covenants in the indenture restricting WPSC's ability to incur indebtedness or transfer, encumber, or alter the form of its assets;

                                 - WPSC fails to observe or perform any other
                                   covenant, representation warranty or other agreement in the indenture or the notes for 30 days after notice to WPSC by the trustee or to WPSC and the trustee by the holders of at least 25% in principal amount of the notes then outstanding of such failure;

                                 - a default occurs under any instrument(s)
                                   evidencing aggregate indebtedness of at least $10.0 million for money borrowed by, or guaranteed by, WPSC or any of its subsidiaries caused by a failure to pay principal at maturity prior to the expiration of any grace period or resulting in the acceleration of such indebtedness prior to its express maturity;

                                 - final judgment(s) for the payment of more
                                   than $10.0 million entered by court(s) of competent jurisdiction against WPSC or any of its subsidiaries are not paid or discharged for a period of 60 days (not including stays of execution);

                                 - any guarantor of the notes fails to perform
                                   or repudiates any covenant set forth in its guarantee or the guarantee is unenforceable against a guarantor for any reason, unless such guarantor and its subsidiaries have no indebtedness outstanding;

                                 - WPSC or any of its significant subsidiaries
                                   pursuant to or within the meaning of
                                   bankruptcy law commences a voluntary case, consents to the entry of an order for relief against it in an involuntary case, consents to the appointment of a custodian of it or for all or substantially all of its property, makes a general assignment for the benefit of its creditors, or generally is not paying its debts as they become due;

                                 - a court of competent jurisdiction enters an
                                   order or decree under any bankruptcy law for relief against WPSC or any of its "Significant Subsidiaries" (as defined in the indenture) in an involuntary case, appoints a custodian of WPSC or any of its Significant Subsidiaries or for all or substantially all of the property of WPSC or any of its Significant Subsidiaries, or orders the liquidation of WPSC or any of its Significant Subsidiaries, and the order or decree remains unstayed and in effect for 60 consecutive days; provided, however, that such event of default shall be deemed to have been cured if the entry of such order or decree is dismissed on appeal;

                                 - the guarantees provided by a Significant
                                   Subsidiary cease to be in full force and effect (other than in accordance with their terms) or Significant Subsidiaries deny or disaffirm their obligations under their guarantees; or

                                 - (i) any material liens created by the
                                   Security Documents (as defined in the
                                   indenture) cease to constitute valid and perfected liens on, and security interests in, the material collateral (other than in accordance with the terms of the Security Documents and the indenture) in favor of the collateral trustee holding a security interest in the collateral, for the benefit of the holders of the notes, free and clear of all other liens (other than Permitted Liens (as defined in the indenture)), or (ii) any of the Security Documents shall for whatever reason be terminated or cease to be in full force and effect in all material respects (other than in accordance with their terms and the terms of the indenture), if, in either case, such default continues for 30 days after notice, or the enforceability thereof shall be contested by WPSC.

  Trading and Transfer........   The notes are not currently listed and we do
                                 not intend to list the notes on any national securities exchange. The notes were issued in book entry form and are represented, in the aggregate, by a global certificate deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company in New York, New York. Ownership of the notes may be evidenced in certificated form or may be shown on records maintained by The Depository
                                 Trust Company as beneficial interests in the applicable global certificate. Transfers of certificated notes will be effected only through the Company's registrar. Transfers of uncertificated beneficial interests in a global certificate will be effected only through The
                                 Depository Trust Company and its direct and indirect participants. Such beneficial interests in a global certificate may also be exchanged for certificated securities.

  Trustee.....................   The trustee under the indenture for the notes
                                 is Bank One, N.A.

                       RATIO OF EARNINGS TO FIXED CHARGES

     REORGANIZED
       COMPANY                      PREDECESSOR COMPANY
  -----------------   ------------------------------------------------
     TWO MONTHS       SEVEN MONTHS
        ENDED            ENDED       TWELVE MONTHS ENDED DECEMBER 31,
    SEPTEMBER 30,       JULY 31,     ---------------------------------
        2003              2003       2002   2001   2000   1999   1998
  -----------------   ------------   ----   ----   ----   ----   -----
         --              24.19x       --     --     --     --    0.87x

     For the purpose of computing the ratio of earnings to fixed charges:

     - earnings consist of the sum of (a) pretax income from continuing operations before adjustment for income or loss from equity investees,
       (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, minus (e) interest capitalized; and

     - fixed charges consist of the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense.

     Due to the Company's losses for the two months ended September 30, 2003, and for the years ended December 31, 2002, 2001, 2000, and 1999, the ratio coverage was less than 1:1. The Company would have had to have generated additional earnings of $15.3 million, $54.1 million, $168.3 million, $127.1 million and $50.9 million, respectively, to achieve a coverage of 1:1. Our ratio of earnings to fixed charges for the seven months ended July 31, 2003 reflects the impact of $400.1 million of non-recurring net reorganization gains that were recorded in connection with our emergence from Chapter 11 reorganization.

                                  RISK FACTORS

     Our business, results of operations and financial condition may be materially and adversely affected due to any of the following risks. In addition, the trading price of our common stock could decline due to any of these risks and you could lose all or part of your investment. You should carefully consider the risks described below in addition to the other information in this registration statement.

WE MAY NOT BE ABLE TO GENERATE SUFFICIENT OPERATING CASH FLOW TO SERVICE OR REFINANCE OUR INDEBTEDNESS.

     We are highly leveraged. As of September 30, 2003, our current assets total $284.9 million, including $154.3 million of inventory, and our current liabilities total $253.6 million. As of September 30, 2003, our total secured indebtedness was approximately $339.7 million and total shareholders' equity was approximately $127.7 million. We expect that our total debt service obligations will equal approximately $29.3 million in 2004 (assuming an average blended interest rate of 4.7% per annum) and $45.6 million in 2005 (assuming an average blended interest rate of 5.0% per annum) and that our debt service obligations will increase approximately $2.5 million for each 1.0% increase in interest rates. Although we believe that we will be able to generate sufficient operating cash flow to pay interest on all of our outstanding debt as those payments become due, there can be no assurance we will be able to do so. Our ability to meet our ongoing debt service obligations will depend on our ability to implement our business plan and a number of other factors, including factors beyond our control. There can be no assurance that we will generate sufficient operating cash flow to repay, when due, the principal amounts outstanding under our credit agreements at final maturity (which is expected to be in 2008 in the case of the term loan agreement and 2006 in the case of the revolving loan agreement) or the other indebtedness described herein. We expect that we will be required to refinance such amounts as they become due and payable; however, there can be no assurance that any such refinancing will be consummated or, if consummated, will be in an amount sufficient to repay our obligations or will be on terms satisfactory to us. If we are unable to refinance all or any significant portion of our indebtedness, we may be required to sell assets or equity interests in our company, and there can be no assurance that such sales will be consummated or, if consummated, will be in an amount sufficient to repay our obligations in full or will be on terms satisfactory to us.

WE MAY NOT BE ABLE TO COMPLY WITH OUR FINANCIAL COVENANTS.

     We are subject to certain financial covenants contained in the credit agreements (including, without limitation, a covenant that we will maintain borrowing availability of at least $50 million through at least March 31, 2005). Our ability to comply with these financial covenants will depend on our future performance, which may, in turn, be subject to prevailing economic conditions and other factors beyond our control. Our failure to comply with these covenants could result in a default or an event of default, permitting the lenders to accelerate the maturity of our indebtedness under the credit agreements and to foreclose upon any collateral securing our indebtedness. Any default, event of default or acceleration could also result in the acceleration of our other indebtedness to the extent the documents governing our other indebtedness contain cross-default or cross-acceleration provisions.

RESTRICTIVE COVENANTS IN OUR DEBT INSTRUMENTS MAY LIMIT OUR FLEXIBILITY.

     Our credit agreements contain restrictive financial and operating covenants, including provisions that limit our ability to make capital expenditures. Although we believe that we will have sufficient resources and flexibility under the credit agreements to make the capital expenditures necessary to maintain our competitive position, there can be no assurance that we will be able to make all necessary capital expenditures. If we are unable to make necessary capital expenditures as a result of these covenants, our competitive position could be adversely affected. Our high leverage, together with restrictions that have been placed on us under the credit agreements may limit our ability to obtain additional financing and to take advantage of significant business opportunities that may arise. In addition, such leverage will increase our vulnerability to adverse general economic and steel industry conditions.

OUR BUSINESS IS SUBJECT TO INTENSE COMPETITION.

     We believe we are the seventh largest integrated steel producer in the United States. We compete with domestic steel producers, steel processors, mini-mills and foreign importers. Many of our large competitors have superior credit ratings and, because of these competitors' larger size and superior credit ratings, we may be at a disadvantage in competing with them. In addition, our volume and selling prices are dependent on the behavior of our competitors, some of which already enjoy better cost structures than we do. Some of our competitors are in bankruptcy and may emerge from bankruptcy with more favorable cost structures than ours. There can be no assurance that our competitors will not be successful in capturing our market share or that we will not be required to reduce selling prices in order to compete with them.

     Domestic integrated steel producers like us have lost market share in recent years to domestic mini-mill producers. Mini-mills produce steel by melting scrap in electric furnaces. Although mini-mills generally produce a narrower range of steel products than integrated producers, they typically enjoy competitive advantages over integrated steel producers such as lower capital expenditures for construction of facilities, lower raw material costs and non-unionized work forces with lower employment costs and more flexible work rules.

     The United States is the largest steel consuming country in the western world and represents a major market for steel producers from Europe, Japan, Korea, and other foreign countries. We sell approximately 99% of our products to the domestic U.S. market. Steel imports to the United States accounted for an estimated 27% of the domestic steel market for the year 2002, 24% for the year 2001 and 27% for the year 2000. Imports of steel to the U.S. generally depress domestic price levels and have an adverse effect upon our revenue, income and cash flows.

CHANGES IN U.S. TAX LAWS AND REGULATIONS MAY INCREASE THE COMPETITION WE EXPERIENCE FROM FOREIGN IMPORTERS.

     President Bush recently announced the rescission of trade remedies previously announced in March 2002, which were intended to provide protection against imports from certain countries. The elimination of the protections offered by these trade remedies is likely to lead to increased competition from foreign importers and to have an adverse effect on our business, financial condition or results of operations.

WE DEPEND SIGNIFICANTLY ON OUR SUPPLIERS FOR RAW MATERIALS.

     We purchase the raw materials used to produce our products from a limited number of suppliers. We rely on our relationships with these suppliers to allow us to produce the products we sell. While we currently have favorable working relationships with our suppliers, we cannot be sure that these relationships will continue in the future. Additionally, we cannot guarantee the availability or pricing of raw materials. If any of our suppliers were to experience price increases or disruptions to their business, such as labor disputes, supply shortages or distribution problems, we might not be able to satisfactorily fulfill our customers' orders, our business, financial condition and results of operations could be materially and adversely affected.

WE MAY BE UNSUCCESSFUL IN CONSTRUCTING AND OPERATING OUR ELECTRIC ARC FURNACE.

     Our business plan depends, in part, upon the successful construction and operation of a new electric arc furnace in order to increase productivity and profitability. We have not previously constructed an electric arc furnace. In addition, our new electric arc furnace will be the world's largest operation of its kind. This process of constructing a new facility (especially at a scale larger than any currently in use) is a considerable undertaking, requiring substantial expense and time, as well as the coordination of numerous contractors and other third parties. Many factors beyond our control, such as compliance with environmental regulations, technical or mechanical problems, lack of availability of capital and other factors, may prevent or hinder our completing this project or completing it within our projected budget and time schedule. Failure to successfully manage the construction of the facility, to successfully meet timing and cost projections, or to successfully begin operation of the electric arc furnace may adversely affect our business prospects and competitive position in the industry.

     In addition, electric arc furnaces occasionally experience quality control issues due to the large percentage of scrap used. If we experience significant quality control problems, our competitive position in the industry may be adversely affected.

OUR INDUSTRY'S EXCESS PRODUCTION CAPACITY MAY NEGATIVELY AFFECT OUR CASH FLOW AND RESULTS OF OPERATIONS.

     In recent years, global steel production capacity has exceeded global demand for steel products. This has caused shipment and production levels in the industry, including for our operations, to vary from year to year and from quarter to quarter, affecting our cash flows and results of operations. Over the past five years, our steel shipments have varied from a high of 2.4 million net tons in 1999 to a low of 2.0 million net tons in 2001 and production levels as a percentage of capacity have ranged from a high of 101.9% in 1998 to a low of 81.0% in 2001. Many factors influence these results, including demand in the domestic market, international currency conversion rates and domestic and international government actions and economic conditions. Excess production capacity, as well as other factors, can result in lower market prices for our products. Our success is largely dependent on prices for our products and any substantial or extended decline in the price of our products below current levels will have a material adverse effect on our business operations and future revenues.

DEMAND FOR OUR PRODUCTS IS CYCLICAL.

     Demand for most of our products is cyclical in nature and sensitive to general economic conditions. Our business supports cyclical industries such as the appliance and construction industries. As a result, downturns in the U.S. economy or in any of the industries we support could adversely affect our results of operations and cash flows. We cannot assure you that we will be able to sustain our level of total revenue or rate of revenue growth, if any, on a quarterly or annual basis. It is likely that, in some future quarters, our operating results will fall below our targets and the expectations of stock market analysts and investors. In such event, the price of our common stock could decline significantly.

WE MAY HAVE ADDITIONAL CAPITAL NEEDS FOR WHICH OUR INTERNALLY GENERATED CASH FLOW AND BORROWING MAY NOT BE ADEQUATE.

     Our operations are capital intensive. Our projections forecast that capital expenditures for the five-year period ending December 31, 2007 will aggregate approximately $313.5 million. There can be no assurance that we will be able to fund these requirements from operating cash flow and out of the proceeds of borrowings under the credit agreements, although our projections assume we will. If we are unable to fund our capital requirements, we may be unable to execute our business plan.

A SIGNIFICANT INTERRUPTION OR CASUALTY LOSS AT ANY OF OUR FACILITIES COULD REDUCE OUR PRODUCTION.

     Our steel-making facilities may experience a major accident and may be subject to unplanned events such as explosions, fires, inclement weather, acts of God, terrorism, accidents and transportation interruptions. Any shutdown or interruption of a facility would reduce the production from that facility and we would be unable to conduct our business for an indefinite period of time at that facility, which would substantially impair our business. To the extent these events are not covered by insurance, our cash flows may be adversely impacted by events of this type.

A SUBSTANTIAL PORTION OF OUR WORKFORCE IS UNIONIZED, WHICH COULD LEAD TO LABOR DISRUPTIONS THAT WOULD INTERFERE WITH OUR OPERATIONS OR OTHERWISE PLACE US AT A COMPETITIVE DISADVANTAGE.

     The majority of our hourly employees are covered by a collective bargaining agreement with the USWA that expires on September 1, 2008. Other hourly employees either are represented by other unions or are non-union operating employees. We have experienced work stoppages in the past. Any potential strikes or work stoppages in the future, and the resulting adverse impact on our relationships with our customers, could have a material adverse effect on our business, financial condition or results of operations. Additionally, other steel producers may have or may be able to negotiate labor agreements that provide them with a competitive advantage. In addition, many mini-mill producers and certain foreign competitors and producers of comparable products do not have unionized work forces. This may place us at a competitive disadvantage.

ENVIRONMENTAL COMPLIANCE AND REMEDIATION COULD DECREASE OUR NET CASH FLOW, REDUCE OUR RESULTS OF OPERATIONS AND IMPAIR OUR FINANCIAL CONDITION.

     Our business is subject to numerous federal, state and local laws and regulations relating to the protection of the environment. These laws are constantly evolving and have become increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable because regulations under some of these laws have not yet been promulgated or are undergoing revision. These environmental laws and regulations, particularly the Clean Air Act, could result in substantially increased capital, operating and compliance costs. We also are involved in a number of environmental remediation projects at operating locations and are involved in a number of other remedial actions under federal and state law. Environmental expenditures were $1.7 million in 2002, $0.8 million in 2001 and $3.4 million in 2000. Accrued environmental liabilities total $11.3 million as of September 30, 2003.

     If we are unable to comply with environmental regulations, we may be unable to maintain our operations, and if the costs of compliance exceed our projections, our business, financial condition and results of operations could suffer materially.

OUR HEALTHCARE COSTS FOR ACTIVE EMPLOYEES AND FUTURE RETIREES MAY EXCEED OUR PROJECTIONS AND MAY NEGATIVELY AFFECT OUR COMPETITIVE POSITION.

     We maintain defined benefit retiree healthcare plans covering all union represented employees upon their retirement. We also provide medical benefits for retired salaried employees until they reach the age of 65. Healthcare benefits for active employees and future retirees are provided through comprehensive hospital, surgical and major medical benefit provisions or through health maintenance organizations, both the subject of various cost-sharing features. These benefits are provided for the most part based on fixed amounts negotiated in labor contracts with the appropriate unions. (Our current labor agreement, which we entered into in connection with our plan of reorganization, treats our past retirees differently from future retirees by providing for their benefits to be funded through fixed contributions and profit-sharing commitments to the VEBA trust described below.) If our costs under our benefit programs for active employees and future retirees exceed our projections, our business, financial condition and results of operations could be materially adversely affected. Additionally, mini-mills, foreign competitors and many producers of products that compete with steel typically provide lesser benefits to their employees and retirees, and this difference in cost could adversely impact our competitive position.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS MAY INCREASE THE AMOUNT OF TAXES WE PAY AND COULD AFFECT OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN.

     Certain U.S. federal income tax implications of our bankruptcy and reorganization may increase our U.S. federal income tax liability. The U.S. federal income tax consequences of the implementation of our plan of reorganization to holders of claims in our Chapter 11 proceedings are complex and subject to uncertainty. Certain U.S. tax attributes of our company, including net operating loss carryovers, may be reduced or eliminated as a consequence of our plan of reorganization. Our pre-petition net operating loss carryovers expire as follows: $31.9 million in 2005; $19.0 million in 2006; $45.0 million in 2007; $5.3 million in 2008; $219.4 million in 2012; $0.2 million in 2019; $67.6 million in 2020; $34.8 million in 2021. The elimination or reduction of net operating loss carryovers and other tax attributes may increase the amount of tax payable by our company following the implementation of our plan of reorganization as compared with the amount of tax payable had no such elimination or reduction been required. We do not believe it likely that a material portion of our net operating loss carryovers or other tax attributes will be reduced or eliminated. However, because we depend significantly on our ability to use these tax attributes, we might be unable to implement our business plan if our ability to use these tax attributes were to be materially reduced or eliminated, either in connection with our plan of reorganization or for some other reason (such as the occurrence of certain substantial transfers of our capital stock within a certain period of time).

FUTURE SALES BY OUR EXISTING STOCKHOLDERS COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Sales of our common stock in the public market could adversely affect the market price of our common stock. Our 10,000,000 shares of common stock outstanding are freely tradable subject only to volume limitations under the Securities Act on sales by affiliates (other than sales by the Selling Security Holders under this Prospectus) and the transfer restrictions contained in our agreement with the VEBA trust, as described below. If one or more of our stockholders sell or offer to sell a significant number of shares of common stock, the market price of our stock could decline substantially. In this regard, we note that the VEBA trust, which beneficially owns 40.0% of our outstanding common stock, is likely to wish to sell shares of common stock so that it can fulfill its purpose of paying health and welfare benefits to certain retirees and their dependents.

CERTAIN HOLDERS OF OUR COMMON STOCK ARE SUBJECT TO RESTRICTIONS ON TRANSFER.

     Holders of our common stock who are deemed to be "underwriters" as defined in Section 1145(b) of the Bankruptcy Code, and holders who are deemed to be our "affiliates" or "control persons" within the meaning of the Securities Act of 1933, as amended, referred to as the Securities Act, are unable freely to transfer or to sell their securities except pursuant to:

     - "ordinary trading transactions" by a holder that is not an "issuer" within the meaning of Section 1145(b) of the Bankruptcy Code,

     - an effective registration of such securities under the Securities Act and under equivalent state securities or "blue sky" laws, or

     - the provisions of Rule 144 under the Securities Act or another available exemption from such registration requirements.

     For a description of the registration rights granted to certain holders of our securities, refer to the discussion below under the heading "Description of Securities -- Registration Rights."

WE DO NOT EXPECT TO PAY DIVIDENDS.

     Because all cash flow will be used in the foreseeable future to make payments under our credit agreements and because applicable plan of reorganization documents may restrict or prohibit the payment of dividends, we do not anticipate paying any dividends on our common stock until the indebtedness outstanding under our credit agreements is repaid in full or refinanced. Certain institutional investors who are only permitted to invest in dividend-paying equity securities or operate under other restrictions prohibiting or limiting their ability to invest in securities similar to our common stock may not be able to invest in our common stock.

THE LARGEST BENEFICIAL OWNER OF OUR SHARES, THE VEBA TRUST, WILL HAVE SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING STOCKHOLDER APPROVAL, WHICH COULD DELAY OR PREVENT A CHANGE IN CONTROL.

     Pursuant to our plan of reorganization, the largest beneficial owner of our shares, the VEBA trust, beneficially owns 4 million shares, or 40%, of our outstanding common stock. Even though it has agreed to abstain from voting 1.3 million of its shares in any election of directors, the VEBA trust, whether acting alone, or together with other holders of substantial portions of our common stock, is in a position to exercise a controlling influence over our operations and business strategy and has sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

     - the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;

     - approving or rejecting a merger, consolidation or other business combination;

     - raising future capital; and

     - amending our articles of association which govern the rights attached to our common stock.

     This concentration of ownership of our common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock.

PROVISIONS OF OUR GOVERNING DOCUMENTS AND DELAWARE LAW COULD DISCOURAGE ACQUISITION PROPOSALS OR DELAY A CHANGE IN CONTROL.

     Our certificate of incorporation and by-laws contain anti-takeover provisions, including those listed below, that could make it more difficult for a third party to acquire control of us, even if that change in control would be beneficial to stockholders:

     - our board of directors has the authority to issue common stock and preferred stock and to determine the price, rights and preferences of any new series of preferred stock without stockholder approval;

     - our board of directors is divided into three classes, serving initial, staggered terms of one year, two years, and three years, respectively;

     - there are limitations on who can call special meetings of stockholders;

     - stockholders may not take action by written consent; and

     - provisions of Delaware law and our stock option plans may discourage, delay or prevent a change of control of WPC or unsolicited acquisition proposals.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the securities by the Selling Security Holders.

                           PRICE RANGE OF SECURITIES

     Wheeling-Pittsburgh Corporation common stock is traded on the Nasdaq National Market under the symbol "WPSC."

     The following table presents, for the periods indicated, the high and low closing sales prices of our common stock as reported by Nasdaq:

PERIOD                                                         HIGH     LOW
------                                                        ------   ------
2004 First Quarter (through February 9, 2004)...............  $24.75   $18.84
2003 Fourth Quarter (from October 28, 2003 through December
  31, 2003)*................................................  $26.47   $ 5.40

---------------

* Shares of Wheeling-Pittsburgh Corporation common stock began trading on the Nasdaq National Market on October 28, 2003.

     On February 9, 2004, the reported closing sale price of our common stock on the Nasdaq National Market was $20.07 per share.

     The Series B Notes of Wheeling-Pittsburgh Steel Corporation are not listed on any national securities exchange or the Nasdaq Stock Market.

                                DIVIDEND POLICY

     We currently intend to retain earnings for the continued development and expansion of our business. In addition, the terms of our credit agreements and our new indentures impose restrictions and limitations on the payment of dividends and the making of other distributions in respect of WPC's common stock. Pursuant to the terms of our credit agreements, so long as any loan or other amounts are owing thereunder, WPC is prohibited from directly or indirectly declaring or paying any dividend or making any other distribution on its common stock (other than dividends payable solely in its common stock). Similarly, pursuant to the terms of its new indentures, WPSC is prohibited from declaring or paying any dividend or making any other distribution on its common stock (other than dividends and distributions payable in its common stock). In the absence of such restrictions or limitations, the payment of any dividends will be at the discretion of our board of directors.

     Additional information concerning market price of and dividends on our common equity and related stockholder matters is disclosed below under the heading "Description of Securities."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 2003. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                                   FOR THE
                                                                 PERIOD ENDED
                                                              SEPTEMBER 30, 2003
                                                              ------------------
Short-term debt(a)..........................................       $ 76,325
Long-term debt(b)...........................................        339,727
Stockholders' equity:(c)
  Common stock, $0.01 par value, 80 million shares
     authorized, 10 million outstanding.....................            100
  Preferred stock, $0.001 par value, 20 million shares
     authorized, none outstanding...........................             --
  Additional paid-in capital................................        149,900
  Restricted stock deferred compensation....................         (7,083)
  Accumulated deficit.......................................        (15,237)
                                                                   --------
     Total stockholders' equity.............................        127,680
                                                                   --------
       Total capitalization.................................       $543,733
                                                                   ========

(a) Represents borrowings under our revolving credit facility, which is secured by a first lien on our accounts receivable and inventory and a third lien on our other tangible and intangible assets and our equity interest in our joint ventures. For a more detailed description of our revolving credit facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(b) For a more detailed description of our long-term debt, see "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Liquidity and Capital Resources."

(c) For a more detailed description of stockholders' equity, see "Description of Securities."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data for the five years ended December 31, 2002 are derived from the audited financial statements of WPC. The financial data for the nine-month periods ended September 30, 2002 and September 30, 2003 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which WPC considers necessary for a fair presentation of the financial position and the results of operations for these periods.

     Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2003. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

     We adopted fresh-start accounting at the time our plan of reorganization became effective, which was August 1, 2003. As a result of this change in accounting, our historical financial statements will not be comparable to our future financial statements and therefore have been separated by a black line.

                             FIVE-YEAR STATISTICAL

                             REORGANIZED
                               COMPANY                                       PREDECESSOR COMPANY
                             -----------   ----------------------------------------------------------------------------------------
                                 TWO         SEVEN         NINE
                               MONTHS        MONTHS       MONTHS
                                ENDED        ENDED        ENDED
                              SEPT. 30,     JULY 31,    SEPT. 30,                       YEAR ENDED DECEMBER 31,
                             -----------   ----------   ----------   --------------------------------------------------------------
                                2003          2003         2002         2002         2001         2000         1999         1998
                             -----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                     (THOUSANDS OF DOLLARS)
CONSOLIDATED STATEMENT OF
  OPERATIONS:
Net sales..................   $159,789     $  570,439   $  725,591   $  979,993   $  835,640   $1,119,031   $1,117,744   $1,145,837
Cost of products sold
  (excluding
  depreciation)............    159,314        563,832      663,806      894,449      866,065    1,054,386      994,273      984,376
Depreciation...............      3,568         39,889       55,680       74,194       72,551       78,859       77,724       76,321
Selling, administrative and
  general expense..........      9,004         29,906       33,983       46,993       47,173       68,165       63,342       61,523
Reorganization and
  professional fee
  expense..................         --          8,140        8,455       11,755       14,200        4,140           --           --
                              --------     ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income (loss)....    (12,097)       (71,328)     (36,333)     (47,398)    (164,349)     (86,519)     (17,595)      23,617
Fair value adjustments.....         --       (152,708)          --           --           --           --           --           --
Gain on discharge of
  debt.....................         --        557,541           --           --           --           --           --           --
Reorganization income
  (expense)................         --         (4,758)       1,295        1,262        9,249       (2,592)          --           --
Interest expense on debt...     (3,891)        (9,185)     (12,168)     (15,987)     (17,448)     (35,969)     (37,931)     (36,699)
Other income (expense).....        757          3,228        2,797        4,567          351       (3,015)         318        3,478
                              --------     ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before
  taxes....................    (15,231)       322,790      (44,409)     (57,556)    (172,197)    (128,095)     (55,208)      (9,604)
Tax provision (benefit)....          6           (641)          16           11           17       90,092      (20,723)      (3,101)
                              --------     ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)..........   $(15,237)    $  323,431   $  (44,425)  $  (57,567)  $ (172,214)  $ (218,187)  $  (34,485)  $   (6,503)
                              ========     ==========   ==========   ==========   ==========   ==========   ==========   ==========

                          REORGANIZED COMPANY                                    PREDECESSOR COMPANY
                       --------------------------   -----------------------------------------------------------------------------
                           AS OF         AS OF          AS OF                          YEAR ENDED DECEMBER 31,
                       SEPTEMBER 30,    JULY 31,    SEPTEMBER 30,   -------------------------------------------------------------
                           2003           2003          2002          2002         2001         2000         1999         1998
                       -------------   ----------   -------------   ---------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
Cash, cash
  equivalents and
  short term
  investments........    $  9,122      $    7,382    $    9,524     $   8,543   $    7,586   $   15,534   $       --   $    6,731
Working capital
  (deficit)..........      31,277          47,100         1,527          (255)        (187)     121,406      (11,170)      43,836
Property, plant and
  equipment -- net...     368,725         360,213       545,471       530,568      593,888      666,454      653,234      651,086
Plant additions and
  improvements.......      12,044           2,866         7,326        10,971        5,033       97,287       72,146       33,595
Total assets.........     880,355         878,769       974,845       959,116      990,865    1,170,436    1,278,022    1,256,367
Long-term debt
  (including current
  portion)...........     342,937         343,603        57,357        56,752       40,344       35,091      354,393      349,992
Liabilities subject
  to compromise......          --              --       891,530       890,301      915,118      942,182           --           --
Stockholders' equity
  (deficit)..........     127,680         142,500      (298,029)     (311,171)    (253,604)     (81,390)     136,797      171,282
EMPLOYMENT
Employment costs.....    $ 39,323      $  152,362    $  178,307     $ 248,829   $  253,529   $  297,011   $  297,170   $  283,304
Average number of
  employees..........       3,269           3,627         3,691         3,796        3,701        4,344        4,398        4,296
PRODUCTION AND
  SHIPMENTS:
Raw steel
production -- tons...     425,000       1,400,000     1,874,000     2,528,000    2,267,000    2,345,000    2,436,000    2,446,000
Shipments of steel
  products -- tons...     371,000       1,305,000     1,685,000     2,214,000    2,027,000    2,354,000    2,426,000    2,243,000
                         ========      ==========    ==========     =========   ==========   ==========   ==========   ==========

---------------

* This number includes $112 million of our term loan that has been placed in a restricted cash account for capital expenditures, including expenses relating to the construction of an electric arc furnace.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain of the statements contained in this Prospectus, including Management's Discussion and Analysis of Financial Condition and Results of Operations, may contain projections or other forward-looking statements regarding future events or the future financial performance of the Company that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Because they discuss future events or conditions, forward-looking statements often include words such as "anticipate", "believe", "estimate", "expect", "intend", "plan", "project", "target", "can", "could", "may", "should", "will", "would", or similar expressions. Readers are referred to the discussion above under the heading "Risk Factors," which identifies important risk factors that could cause actual results to differ from those contained in any such forward-looking statements. These risk factors include, among others, the Company's potential inability to generate sufficient operating cash flow to service or refinance its indebtedness, concerns relating to financial covenants and other restrictions contained in its credit agreements, intense competition, dependence on suppliers of raw materials, the difficulties involved in constructing an electric arc furnace, and cyclical demand for steel products. In addition, any forward-looking statements represent the Company's views only as of the date of this filing and should not be relied upon as representing its views as of any subsequent date. While the Company may elect to update these forward-looking statements from time to time, it specifically disclaims any obligation to do so.

CRITICAL ACCOUNTING POLICIES/ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make judgments, estimates and assumptions that affect reported amounts of assets and liabilities at the balance sheet date and the reported revenues and expenses for the period. Our judgments and estimates are based on both historical experience and our expectations for the future. As a result, actual results may differ materially from current expectations.

     We believe that the following are the more significant judgments and estimates used in the preparation of the financial statements.

  GOING CONCERN ASSUMPTION

     The financial statements have been prepared assuming our company will continue as a going concern. This contemplates the continuity of operations, the realization of assets and the payment of liabilities in the ordinary course of business, as determined in our balance sheet when we emerged from bankruptcy.

  OTHER POST-RETIREMENT BENEFITS (OPEBS)

     The traditional medical and life insurance benefits that we provided to past retirees terminated effective October 1, 2003. Pursuant to the new labor agreement, which we entered into in connection with our plan of reorganization, past retirees will receive medical and life insurance benefits under the VEBA trust described above. Future retirees under the new labor agreement will be covered by a medical and life insurance program identical to that of active employees. Eligible pensioners and surviving spouses shall be required to make monthly contributions for medical and prescription drug coverage. Because these benefits provided by us will be paid in the future over what could be many years, we use an independent actuary to help us estimate the accrued liability at each year-end balance sheet date. The two most significant assumptions used in determining the liability are the projected medical cost trend rate and the discount rate.

     We estimate the escalation trend in medical costs based on historical rate experience in our plans and through consultation with health care specialists. We have assumed an initial escalation rate of 9% in 2003. This rate is assumed to decrease gradually to an ultimate rate of 4.75% in 2008 and remain at that level for all future years.

     The discount rate applied to our OPEB obligations is based on an estimate of the current interest rate at which our OPEB obligations could be settled at the balance sheet date. In estimating this rate, we consider high quality bond rates and the expected payout period of our OPEB obligations. Based on this evaluation, we lowered the discount rate used to measure our OPEB obligation at December 31, 2002 from 7.25% to 6.5%.

  ASSET IMPAIRMENTS

     Our company periodically evaluates property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Asset impairments are recognized when the carrying value of productive assets exceeds the net projected undiscounted cash flows from those assets. Given our integrated operations, asset impairment evaluations are generally done on a group basis. Undiscounted cash flows are based on longer-term projections that consider projected market conditions and the performance and ultimate use of the assets. If future demand and market conditions are less favorable than those projected by management, or if the probability of disposition of the assets differs from that previously estimated by management, asset impairments may be required.

  DEFERRED TAXES

     Realization of net deferred tax assets is dependent on the ability of our company to generate future taxable income. Our company records a valuation allowance to reduce deferred tax assets to an amount that is more likely than not to be realized. During 2000, our company recorded a full valuation allowance against our net deferred tax assets due to the uncertainties surrounding realization as a result of the bankruptcy proceedings. Deferred tax assets that have arisen since that time, which principally consist of net operating losses, have also been fully reserved. However, as our operations continue, we will be required to periodically reevaluate the tax treatment of these deferred tax assets in light of actual operating results.

  ENVIRONMENTAL AND LEGAL CONTINGENCIES

     Our company provides for remediation costs, environmental penalties and legal contingencies when the liability is probable and the amount of the associated costs is reasonably determinable. Our company regularly monitors the progress of environmental remediation and legal contingencies, and revises the amounts recorded in the period in which changes in estimate occur. Conclusions regarding exposure are developed in consultation with legal and environmental counsel.

  NEW ACCOUNTING STANDARDS

     As part of the provisions of SOP 90-7, we were required to adopt on July 31, 2003 all accounting guidance that was going to be effective within a twelve-month period.

     In November 2002, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 45, or FIN 45, "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees that are issued or modified after December 31, 2002. The disclosure requirements are effective as of December 31, 2002. The provisions of FIN 45 are not expected to have a material impact on the Company's results of operations or financial position.

     In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities." FIN 46 identifies certain off-balance sheet arrangements that meet the definition of a variable interest entity, or VIE. The primary beneficiary of a VIE is the party that is exposed to the majority of the risks and/or returns of the VIE. The primary beneficiary is required to consolidate the VIE. In addition, more extensive disclosure requirements apply to the primary beneficiary, as well as other significant investors. FIN 46 is effective immediately for certain disclosure requirements and variable interest entities created after January 31, 2003, and in the first quarter of 2004 for all other variable interest entities. The provisions of FIN 46 are not expected to have a material impact on the Company's financial statements.

     In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which requires that an issuer classify financial instruments that are within the scope of SFAS 150 as a liability. Under prior guidance, these same instruments would be classified as equity. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. Otherwise, it is effective on July 1, 2003. The provisions of SFAS 150 are not expected to have a material impact on the Company.

OVERVIEW

     Beginning in 1998 and continuing through 2001, record high levels of foreign steel imports as well as a general overcapacity in worldwide steel production caused a marked deterioration of steel prices, resulting in huge losses and substantial harm to the domestic steel industry. This record high level of foreign steel imports over a four year period, coupled with the indebtedness our company incurred as a result of a ten-month work stoppage which ended in August 1997, and approximately $200 million of capital expenditures used to modernize our facilities to increase quality, efficiency, safety and environmental conditions, resulted in substantial losses and the severe erosion of our financial position and liquidity. These losses and erosion of liquidity continued to occur notwithstanding increases in operating efficiencies resulting from the modernization of facilities, various cost saving measures and the elimination of 20% of the hourly workforce negotiated in 1997.

     On November 16, 2000, WPC and eight of our then existing wholly-owned subsidiaries, which represented substantially all of our business, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Ohio. We commenced the Chapter 11 proceedings in order to restructure our outstanding debts and to improve our access to the additional funding that we needed to continue our operations. Throughout the Chapter 11 proceedings, we remained in possession of our properties and assets and continued to operate and manage our businesses with the then existing directors and officers as debtors-in-possession subject to the supervision of the Bankruptcy Court.

     As part of our Chapter 11 proceedings, we filed our original Joint Plan of Reorganization on December 20, 2002, our First Amended Joint Plan of Reorganization on January 9, 2003, our Second Amended Joint Plan of Reorganization on May 5, 2003 and our Third Amended Joint Plan of Reorganization on May 19, 2003, reflecting the final negotiations with pre-petition note holders, pre-petition trade creditors and unionized employees. Our Third Amended Joint Plan of Reorganization was confirmed by order of the Bankruptcy Court on June 18, 2003, and became effective on August 1, 2003. We realized approximately $558 million in cancellation of debt income as a result of our reorganization.

     Following is a summary of some of the significant transactions consummated on or about the effective date of our plan of reorganization.

     - WPC amended and restated its by-laws and filed a second amended and restated certificate of incorporation with the Delaware Secretary of State authorizing the issuance of up to an aggregate of 80 million shares of common stock, par value $0.01 per share, and 20 million shares of undesignated preferred stock, par value $0.001 per share.

     - WPC exchanged, on a pro rata basis, $275 million in senior notes and $75 million in term notes that existed prior to its bankruptcy filing for an aggregate of $20 million in cash, $40 million in new Series A secured notes issued by WPSC, which are secured by a second lien on our tangible and intangible assets (other than our accounts receivable and inventory) and our equity interests in our joint ventures and a third lien on our accounts receivable and inventory, $20 million in new Series B secured notes issued by WPSC, which are secured by a fifth lien on our tangible and intangible assets, our equity interests in our joint ventures, and our accounts receivable and inventory, and 3,410,000 shares of common stock of WPC constituting 34.1% thereof.

     - WPC cancelled its then-existing senior notes and related indenture and its then-existing term notes and the related term loan agreement.

     - WPC cancelled all shares of its common stock that existed prior to the implementation of our plan of reorganization, at which point we ceased to be a subsidiary of WHX Corporation.

     - WPSC entered into a new $250 million senior secured term loan facility, which is guaranteed in part by the Emergency Steel Loan Guarantee Board, the State of West Virginia, WPC and WPSC's subsidiaries and is secured by a first lien on our tangible and intangible assets (other than accounts receivable and inventory) and our equity interests in our joint ventures and a second lien on our accounts receivable and inventory. We also entered into a new $225 million senior secured revolving credit facility, which is guaranteed by WPC and WPSC's subsidiaries and is secured by a first lien on our accounts receivable and inventory and a third lien on our other tangible and intangible assets and our equity interests in our joint ventures.

     - All of our obligations under our $195 million debtor-in-possession credit facility were satisfied in full and discharged.

     - WPC and WPSC entered into an agreement with WHX Corporation providing for, among other things, a $10 million capital contribution by WHX Corporation, the cancellation of approximately $40 million in debt owed by us to WHX Corporation, a $10 million unsecured loan from WHX Corporation and an agreement with respect to our separation from WHX Corporation's employee pension plan.

     - WPC and WPSC entered into an agreement with our unionized employees represented by the United Steelworkers of America, which modified our existing labor agreement to provide for, among other things, future pension arrangements with USWA and reductions in our employee-related costs.

     - WPC issued 4 million shares of its common stock constituting 40% thereof for the benefit of USWA retirees in satisfaction of certain claims under our labor agreement and an additional 1 million shares of its common stock constituting 10% thereof to or for the benefit of our salaried employees.

     - WPC issued 1,590,00 shares of its common stock constituting 15.9% thereof to certain of our creditors in satisfaction of various unsecured claims, including claims relating to trade debt.

     The accompanying financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the ordinary course of business.

     In accordance with SOP 90-7, we adopted "Fresh Start Reporting" for our reorganized company and recorded assets and liabilities at their fair values. Equity value was determined with the assistance of independent advisors. Enterprise value was estimated using discounted cash flow methodologies and analysis of comparable steel companies.

RESULTS OF OPERATIONS

     The unaudited consolidated financial statements after the Effective Date are those of a new reporting entity (the "Reorganized Company") and are not comparable to the pre-confirmation periods of the old reporting entity (the "Predecessor Company"). However, for purposes of this discussion, the Reorganized Company's results for the two months ended September 30, 2003 have been combined with the Predecessor Company's month ended July 31, 2003 (as summarized in the following table) and are compared to the Predecessor Company's results for the three months ended September 30, 2002. In addition, the Reorganized Company's results for the two months ended September 30, 2003 have been combined with the Predecessor Company's results for the seven months ended July 31, 2003 (as summarized in the following table) and are compared to the Predecessor Company's results for the nine months ended September 30, 2002. Differences between periods due to fresh start accounting are explained when necessary.

  THIRD QUARTER 2003 COMPARED TO THIRD QUARTER 2002

                                                                 2003        2002
                                                              ----------   ---------
                                                              (DOLLARS IN THOUSANDS)
                                                                   (UNAUDITED)
Net sales...................................................  $ 241,087    $277,868
Cost of goods sold excluding depreciation...................    236,191     235,691
Depreciation................................................      9,663      18,427
Selling, general and administrative expense.................     13,652      10,529
Reorganization and professional fee expense.................      1,995       3,155
                                                              ---------    --------
Operating income (loss).....................................    (20,414)     10,066
Fair value adjustment.......................................   (152,708)         --
Gain on discharge of debt...................................    557,541          --
Other reorganization entries................................     (4,918)         --
Interest expense on debt....................................     (5,353)     (4,307)
Other income................................................      1,139       1,333
                                                              ---------    --------
Income before taxes.........................................    375,287       7,092
Tax provision (benefit).....................................         (6)          5
                                                              ---------    --------
Net Income..................................................  $ 375,293    $  7,087
                                                              =========    ========

     Net sales for the third quarter of 2003 totaled $241.1 million on shipments of steel products totaling 559,272 tons. Net sales for the third quarter of 2002 totaled $277.9 million on shipments of 571,465 tons. The decrease in net sales is due to a decrease of 2% in the volume of tons of steel products shipped and a decrease of 11% in average steel prices from $486 per ton to $431 per ton.

     Third quarter 2003 cost of goods sold increased to $236.2 million from $235.7 million in the 2002 third quarter. Cost of goods sold per ton increased to $424 per ton in the 2003 third quarter from $412 per ton in the 2002 third quarter. The increase in operating costs per ton is primarily due to a $21 per ton increase in raw material costs offset by a $12 per ton decrease in labor cost.

     Operating rates for the third quarter of 2003 and 2002 were 99.4% and 95.7% respectively.

     Depreciation expense decreased $8.7 million to $9.7 million in the third quarter of 2003 from $18.4 million in the comparable period in 2002 due to the revaluation of fixed assets as a result of our emergence from bankruptcy.

     Selling, administrative and general expense for the third quarter of 2003 increased $3.2 million to $13.7 million from $10.5 million in the comparable period in 2002 due to an increase in property taxes of $1.9 million, an increase in insurance of $0.6 million, an increase in bad debt expense of $0.8 million and a decrease in other expenses of $0.1 million.

     Reorganization and professional fee expense decreased to $2.0 million in the third quarter of 2003 from $3.2 million in the third quarter of 2002 due to the Company's emergence from bankruptcy. Non-recurring items totaled $399.9 million for the third quarter of 2003 as a result of the Company's emergence from bankruptcy. The $557.5 million gain on discharge of debt reflects pre-petition liabilities in excess of distributions made pursuant to our plan of reorganization. The $152.7 million fair value adjustment primarily reflects the revaluation of fixed assets. Other reorganization entries amounted to a loss of $4.9 million.

     Interest expense for the third quarter of 2003 increased $1.1 million to $5.4 million from the comparable period in 2002 due to increased borrowings.

     Net income for the 2003 third quarter totaled $375.3 million compared to 2002 third quarter net income that totaled $7.1 million.

  NINE MONTHS 2003 COMPARED TO NINE MONTHS 2002

                                                                 2003        2002
                                                              ----------   ---------
                                                              (DOLLARS IN THOUSANDS)
                                                                   (UNAUDITED)
Net sales...................................................  $ 730,228    $725,591
Cost of goods sold excluding depreciation...................    723,146     663,806
Depreciation................................................     43,457      55,680
Selling, general and administrative expense.................     38,910      33,983
Reorganization and professional fee expense.................      8,140       8,455
                                                              ---------    --------
Operating income (loss).....................................    (83,425)    (36,333)
Fair value adjustment.......................................   (152,708)         --
Gain on discharge of debt...................................    557,541          --
Other reorganization entries................................     (4,758)      1,295
Interest expense on debt....................................    (13,076)    (12,168)
Other income................................................      3,985       2,797
                                                              ---------    --------
Income before taxes.........................................    307,559     (44,409)
Tax provision (benefit).....................................       (635)         16
                                                              ---------    --------
Net Income..................................................  $ 308,194    $(44,425)
                                                              =========    ========

     Net sales for nine months 2003 totaled $730.2 million on shipments of steel products totaling 1,675,772 tons. Net sales for the nine months 2002 totaled $725.6 million on shipments of 1,684,860 tons. The increase in net sales is primarily due to a 1% increase in average steel prices from $431 per ton to $436 per ton.

     Nine months 2003 cost of goods sold increased to $723.1 million from $663.8 million in the 2002 nine-month period. Cost of goods sold per ton increased to $432 per ton for nine months 2003 from $394 per ton for nine months 2002. The increase in operating costs per ton is primarily due to a $17 per ton increase in raw material costs and a $16 per ton increase in fuel costs.

     Operating rates for the nine months ended September 30, 2003 and 2002 were 94.9% and 97.4% respectively.

     Depreciation expense decreased $12.2 million to $43.5 million for nine months 2003 from $55.7 million in the comparable period in 2002 due to the fair value adjustments of fixed assets as a result of the Company's emergence from bankruptcy.

     Selling, administrative and general expense for nine months 2003 increased $4.9 million to $38.9 million from $34.0 million in the comparable period in 2002 due to an increase in property taxes of $2.2 million, an increase in insurance of $1.4 million, an increase in bad debt expense of $1.0 million and an increase in other expenses of $0.3 million.

     Reorganization and professional fee expense decreased to $8.1 million for nine months 2003 from $8.4 million for nine months 2002 due to the Company's emergence from bankruptcy. Non-recurring gains totaled $399.9 million for nine months 2003 as a result of the Company's emergence from bankruptcy. The $557.5 million gain on discharge of debt reflects pre-petition liabilities in excess of distributions made pursuant to our plan of reorganization. The $152.7 million fair value adjustment primarily reflects the revaluation of fixed assets. Other reorganization entries amounted to a loss of $4.8 million.

     Interest expense for nine months 2003 increased $0.9 million to $13.1 million from the comparable period in 2002 due to increased borrowings.

     Net income for nine months 2003 totaled $308.2 million compared to nine months 2002 net loss of $44.4 million.

  2002 COMPARED TO 2001

     Net sales for 2002 totaled $980.0 million on shipments of 2.2 million tons of steel products, compared to $835.6 million on shipments of 2.0 million tons in 2001. The increase in revenues is due primarily to an 8.2% increase in prices and a 9.4% increase in volume of steel products shipped. The increase in tons shipped is primarily attributable to increased shipments to joint ventures and affiliates. Average sales prices increased from $412 per ton shipped to $443 per ton shipped primarily due to import tariffs imposed in March 2002 and reduced domestic supply resulting from temporary closure of steel-making capacity.

     Cost of goods sold decreased from $427 per ton shipped in 2001 to $403 per ton shipped in 2002. The decrease in operating cost per ton is due primarily to a decrease of $3 per ton for labor, a decrease of $15 per ton for raw materials, a decrease of $10 per ton for fuels, a decrease of $3 per ton for supplies, and the efficiencies of higher operating levels. The operating rates for 2002 and 2001 were 98.3% and 88.2%, respectively.

     Depreciation expense increased to $74.2 million in 2002, compared to $72.6 million in 2001, due primarily to increased levels of raw steel production and its effect on our units of production depreciation method ($0.8 million increase), as well as an increase in the level of depreciable assets.

     Selling, administrative and general expense decreased to $47.0 million in 2002 from $47.2 million in 2001. The decrease is due primarily to a decrease of $3.2 million in labor costs, partially offset by an increase of $1.6 million in sales commissions and an increase of $1.0 million in property taxes.

     Reorganization and professional fee expense decreased to $11.8 million in 2002 from $14.2 million in 2001 due to less professional services required as the process evolved. Legal expense related to the reorganization decreased to $4.9 million in 2002 as compared to $5.3 million in 2001. Accounting and reorganization advisory expense related to the reorganization decreased to $3.5 million in 2002 as compared to $4.4 million in 2001 and other professional services expense decreased to $3.3 million in 2002 from $4.4 million in 2001.

     Reorganization income for 2002 decreased to $1.3 million from $9.2 million in 2001. The income in 2001 was primarily related to the sale of Pittsburgh-Canfield Corporation (now known as PCC Survivor Corporation) assets. A gain of $9.8 million was recorded as a result of the sale.

     Interest expense decreased to $16.0 million in 2002 from $17.4 million in 2001. Interest expense decreased due primarily to a decrease of $4.5 million in interest expense on the debtor-in-possession credit facility in 2002, partially offset by an increase of $2.4 million in capitalized interest in 2001 as compared to 2002.

     Other income increased to $4.6 million in 2002 from $0.4 million in 2001. The increase is a result of higher equity income on joint venture investments and the absence of a royalty receivable write down of $1.8 million in 2001. Equity income totaled $3.9 million in 2002 and $1.3 million in 2001.

     Net loss totaled $57.6 million in 2002, compared to a net loss of $172.2 million in 2001.

  2001 COMPARED TO 2000

     Net sales for 2001 totaled $835.6 million on shipments of 2.0 million tons of steel products, compared to $1.1 billion on shipments of 2.4 million tons in 2000. The decrease in revenues is due to a 13.9% decrease in shipments and a 12.0% decrease in prices. The decrease in tons shipped is primarily attributable to a slow economic environment, reduced demand for flat-rolled steel products and high levels of imported steel. Average sales prices decreased from $475 per ton shipped to $412 per ton shipped primarily due to severe pressure on steel prices due to the significant increase in low-priced steel imports in a depressed economy.

     Cost of goods sold decreased from $448 per ton shipped in 2000 to $427 per ton shipped in 2001. The decrease in operating cost per ton is due primarily to a decrease of $14 per ton for labor, a decrease of $10 per ton for raw materials, and a decrease in maintenance spending of $7 per ton. The operating rates for 2001 and 2000 were 88.2% and 88.7%, respectively. Raw steel production was 100% continuous cast.

     Depreciation expense decreased to $72.6 million in 2001, compared to $78.9 million in 2000 due primarily to reduced levels of raw steel production and its effect on our units of production depreciation method ($1.5 million decrease), and a decrease in the level of depreciable assets.

     Selling, administrative and general expense decreased to $47.2 million in 2001 from $68.2 million in 2000. The decrease is due primarily to a decrease of $7.8 million in labor costs, a reduction of $4.8 million in general professional services, and a decrease of $4.9 million in property taxes.

     Reorganization and professional fee expense increased to $14.2 million in 2001 from $4.1 million in 2000. Due to the bankruptcy filing in November 2000, the expense was less in 2000 as compared to 2001, in which a full year of expense was incurred. In the first full year into the reorganization, legal expense related to the reorganization increased to $5.3 million in 2001 from $2.9 million in 2000. Accounting and reorganization advisory expense related to the reorganization increased to $4.4 million in 2001 from $0.6 million in 2000 and other professional services expense increased to $4.4 million in 2001 from $0.7 million in 2000.

     Reorganization income was $9.2 million in 2001 as compared to the $2.6 million expense in 2000. The income in 2001 was primarily related to the sale of Pittsburgh-Canfield Corporation (now known as PCC Survivor Corporation) assets, which resulted in a gain of $9.8 million, as compared to the expense in 2000 of $2.6 million related to the write off of deferred financing costs related to pre-petition credit and securitization agreements.

     Interest expense decreased to $17.4 million in 2001 from $36.0 million in 2000. The decrease is due primarily to the bankruptcy filing in the fourth quarter of 2000 and the avoidance of interest charges and payment related to pre-petition debt.

     Other income was $0.4 million in 2001 as compared to an expense of $3.0 million in 2000. The increase is primarily the result of the elimination of securitization fees in 2001. The fees totaled $6.9 million in 2000.

     The tax provisions for 2001 and 2000 were $17 thousand and $90.1 million, respectively. The year 2000 tax provision reflects a change in valuation allowance of $149.7 million as we considered it more likely than not that deferred tax assets would not be realized. Also, a $23.9 million reserve was released to income upon settlement of prior year taxes.

     Net loss totaled $172.2 million in 2001, compared to a net loss of $218.2 million in 2000.

LIQUIDITY AND CAPITAL RESOURCES

     Since our emergence from Chapter 11 bankruptcy proceedings, our primary sources of financing have been cash flows from operations, term loans under our $250 million senior secured term loan facility, revolving credit loans under our $225 million senior secured revolving credit facility, and a $10 million unsecured loan from WHX Corporation. We have used approximately $199.7 million of the proceeds of the foregoing debt financings to pay our obligations under our plan of reorganization, including paying off our debtor-in-possession credit facility and paying other cash claims under our plan of reorganization. We expect to use the remainder of the proceeds to fund our ongoing operations, to service debt, to fund working capital, to make capital expenditures on our existing facilities and our planned construction of an electric arc furnace, and for general corporate purposes.

     As of September 30, 2003, we had the following amounts available for our working capital expenses and our planned capital expenditures: cash and cash equivalents of approximately $9.1 million; $102 million of restricted cash from borrowings under our new term loan facility for construction of the electric arc furnace; and approximately $23.1 million from borrowings under our new revolving credit facility after allowing for a $50 million minimum borrowing allowance. As of November 30, 2003, we had the following amounts available for our working capital expenses and our planned capital expenditures: cash and cash equivalents of approximately $4.2 million; $94.0 million of restricted cash from borrowings under our new term loan facility for construction of the electric arc furnace; and approximately $10.3 million from borrowings under our new revolving credit facility after allowing for a $50 million minimum borrowing allowance. We expect that the effects of a new labor agreement, cancellation of indebtedness pursuant to our plan of reorganization and improved business conditions will produce positive operating cash flows. Therefore, we currently anticipate that we should be able to fund our debt service obligations and satisfy our long-term cash requirements without the need for additional funding.

     As discussed below, our credit agreements require us to maintain borrowing availability of at least $50 million under our revolving credit facility or any replacement facility through at least March 31, 2005. We currently expect that we should be able to maintain this level of borrowing availability in the near term. This expectation is based on our present belief that, among other things, raw material costs will not rise significantly and that the demand for and market price of steel products will increase in the near future. In addition, we believe there are opportunities to increase our liquidity in the first quarter of 2004 through changes affecting working capital. However, if costs of raw materials increase materially or if market prices for steel products or customer demand do not rise as anticipated, it is possible that our borrowing availability could fall below $50 million.

     The following table summarizes the categories of collateral that we have pledged to secure our current debt obligations and the ranking of our debt obligations with respect to all of the security interests that we have granted to date.

                                                              COLLATERAL TYPE
                                ---------------------------------------------------------------------------
                                TANGIBLE AND INTANGIBLE ASSETS AND JOINT
                                        VENTURE EQUITY INTEREST           ACCOUNTS RECEIVABLE AND INVENTORY
                                ----------------------------------------  ---------------------------------
DEBT OBLIGATION SECURED BY      $250 Million Term Loan                    $225 Million Revolving Credit
  FIRST SECURITY INTEREST                                                 Facility
DEBT OBLIGATION SECURED BY      $40 Million Series A Notes                $250 Million Term Loan
  SECOND SECURITY INTEREST
DEBT OBLIGATION SECURED BY      $225 Million Revolving Credit Facility    $40 million Series A Notes
  THIRD SECURITY INTEREST
DEBT OBLIGATION SECURED BY      Deferred payment obligations in respect   Deferred payment obligations in
  FOURTH SECURITY INTEREST      of iron ore sales agreement with Itabira  respect of iron ore sales
                                Rio Doce                                  agreement with Itabira Rio Doce
DEBT OBLIGATION SECURED BY      $20 Million Series B Notes                $20 Million Series B Notes
  FIFTH SECURITY INTEREST

     In the event that we are unable to satisfy our payment and other obligations under our secured debt, the lenders of our secured debt have various rights and remedies, including the right to force the sale of our assets and to apply the proceeds thereof to repay amounts owed by us. If such a foreclosure were to occur, then we may be unable to maintain our operations, our business, financial condition and results of operations could materially suffer and our shareholders may lose all or part of their investment.

  $250 MILLION TERM LOAN

     In connection with our plan of reorganization, WPSC entered into a five-year $250 million senior secured term loan facility with a bank group led by Royal Bank of Canada, as administrative agent. The term loan is arranged in three tranches with varying degrees of risk and interest rates. Term loan interest rates range from Libor plus 2.5% to Libor plus 8.0% and prime plus 1.50% to prime plus 7.0%. The blended rate of interest is approximately 4% at current Libor rates. The term loan is to be repaid beginning in the third quarter of 2004 through the first quarter of 2008 in quarterly installments of $6.25 million with a final payment of $156.25 million due at maturity.

     A federal government guarantee from the Emergency Steel Loan Guarantee Board, also referred to as the Steel Board, covers 85% or $21.25 million of the $25 million first tranche of the term loan held by Royal Bank of Canada, and 95% or approximately $198.75 million of the approximately $209 million second tranche of the term loan held by various lenders. The Steel Board guarantee is a guarantee of principal only. The Steel Board guarantee terminates only if the administrative agent fails to make a payment demand within thirty days from the date of any payment default or if any lender transfers its interest in the term loan facility contrary to provisions of the appropriate sections of the guarantee. The Steel Board guarantee expires thirteen years after the closing of the term loan facility, or eight years after scheduled maturity. The remaining 5% of the second tranche of the term loan is backed by an unconditional guarantee from the State of West Virginia. Additionally, the term loan is guaranteed by WPC and WPSC's subsidiaries. Of the approximately $15.8 million third tranche of the term loan, approximately $3.8 million is held by Danieli Corporation as a vendor/supplier to WPSC and approximately $12 million is held by the State of Ohio through the Ohio Department of Development. The term loan is secured by a first lien on all of our tangible and intangible assets (other than accounts receivable and inventory) and our equity interests in our joint ventures, and a second lien on our accounts receivable and inventory.

     A portion of the term loan was used to finance our plan of reorganization by paying off our debtor-in-possession credit facility and paying other cash claims under our plan of reorganization. In addition, $112 million of the term loan has been placed in a restricted cash account for capital expenditures, including expenses relating to the construction of an electric arc furnace.

     Pursuant to the provisions of the term loan credit agreement, we are subject to, and are currently in compliance with, various affirmative covenants customary for a debt financing of this type, including provision of financial reports, compliance with payment and contractual obligations and requirements of law, maintenance of existence and property, maintenance of insurance, and compliance with the terms and conditions of the Steel Board guarantee and the State of West Virginia guarantee. In addition, we are subject to, and are currently in compliance with, various negative covenants, including the following:

     - financial condition covenants (as described below);

     - limitations on the incurrence of additional indebtedness or guaranty obligations;

     - limitations on creating additional liens;

     - limitations on the merger, consolidation, liquidation or disposition of all or substantially all of our property or business;

     - limitations on the disposition of property, other than obsolete or worn out property or inventory in the ordinary course of business and other property having a fair market value not to exceed $15 million in the aggregate;

     - limitations on the sale of a subsidiary's capital stock;

     - limitations on paying dividends or making distributions;

     - limitations on making capital expenditures and investments;

     - limitations on incurring additional debt in excess of $10 million, except in limited circumstances;

     - limitations on prepaying principal, interest or other amounts payable in respect of our debt obligations during any default or event of default;

     - limitations on amendment or modification of the terms of our debt and other obligations contemplated by our plan of reorganization and the terms of the principal electric arc furnace construction contracts and the roll-changing project construction contract with Danieli Corporation;

     - limitations on entering into any contract relating to the electric arc furnace likely to result in aggregate payments under such contract by our company in excess of $5 million during its term or which is identified by the independent technical consultant as technically significant to completion of the electric arc furnace; and

     - limitations on entering into transactions with affiliates, unless such transaction is in the ordinary course of business and upon fair and reasonable terms comparable to an arm's length transaction.

     Following is a summary of the financial condition covenants to which we are subject under the provisions of the term loan credit agreement:

     - The consolidated leverage ratio (as defined below) as at the last day of any period for four consecutive fiscal quarters shall not exceed the ratio of 4.0 to 1.0 for the periods ending on March 31, 2005 and June 30, 2005 and shall not exceed the ratio of 3.5 to 1.0 for the periods ending on September 30, 2005 and thereafter. "Consolidated leverage ratio" means the ratio of (a) our consolidated debt as of such day minus indebtedness attributable to letters of credit which support trade obligations and proceeds of the term loan on deposit in the restricted cash account, to
       (b) our consolidated EBITDA for such period.

     - The consolidated interest coverage ratio (as defined below) for any period of four consecutive fiscal quarters ending on or after March 31, 2005 shall not be less than 3.0 to 1.0. "Consolidated interest coverage ratio" means the ratio of (a) our consolidated EBITDA for such period to
       (b) our total consolidated cash interest expense for such period with respect to all outstanding indebtedness of our company.

     - The consolidated fixed charge coverage ratio (as defined below) for any period of four consecutive fiscal quarters shall not be less than 1.2 to
       1.0 for the periods ending on March 31, 2005 through December 31, 2005 and shall be less than 1.3 to 1.0 for the periods ending on March 31, 2006 and thereafter.

     - "Consolidated fixed charge coverage ratio" means the ratio of (a) the difference of (i) our consolidated EBITDA for such period and our consolidated lease expenses for such period minus (ii) the aggregate amount actually paid by our company during such period on account of capital expenditures, excluding the principal amount of indebtedness incurred in connection with such capital expenditures, to (b) the sum of
       (i) our total consolidated cash interest expense for such period with respect to all outstanding indebtedness of our company plus (ii) our consolidated leases expenses for such period plus (iii) scheduled principal payments made during such period in respect of our company's indebtedness.

     We are required to maintain borrowing availability under our revolving credit facility or any replacement facility of at least $50 million until we can evidence compliance with the negative covenants described above for a fiscal quarter ending on or after March 31, 2005, unless, as of such date, the consolidated fixed charge coverage ratio for the most recently ended period of four consecutive fiscal quarters is greater than 1.0 to 1.0, in which case, and after such date, we will be required to maintain borrowing availability of $25 million.

     The preceding summaries of certain terms, conditions and covenants contained in the term loan credit agreement do not purport to be complete and are qualified in their entirety by reference to such agreement. The term loan credit agreement and the revolving loan agreement, which contain substantially similar covenants, are filed as exhibits to the Company's registration statement on Form 10.

  $225 MILLION REVOLVING CREDIT FACILITY

     In connection with our plan of reorganization, WPSC entered into a three-year $225 million senior secured revolving credit facility with a bank group arranged by Royal Bank of Canada and GECC Capital Markets Group. The revolving credit facility is guaranteed by WPC and WPSC's subsidiaries. The revolving credit facility is secured by a first lien on our accounts receivable and inventory and a third lien on our other tangible and intangible assets and our equity interest in our joint ventures. The revolving credit facility is to be available at agreed advance rates, subject to our audited borrowing base. Interest rates on borrowings under the revolving credit facility are initially at prime plus 2.5% and Libor plus 3.5%, and thereafter range from prime plus 2.25% to prime plus 3.0% and Libor plus 3.25% to Libor plus 4.0%, depending on availability. We are entitled to elect, from time to time, whether interest will accrue on a "prime plus" basis or on a "Libor plus" basis. As of December 31, 2003, we borrowed approximately $79.3 million under the revolving credit facility and we used all of those funds to complete payments required under our plan of reorganization.

     Pursuant to the provisions of the revolving loan agreement, we are subject to, and are currently in compliance with, various affirmative covenants and negative covenants, including financial condition covenants, which are substantially similar to many of those contained in the term loan credit agreement as described above.

  $40 MILLION SERIES A NOTES

     On August 1, 2003, pursuant to our plan of reorganization, WPSC issued new Series A secured notes in the aggregate principal amount of $40 million in settlement of claims under our bankruptcy proceedings. The Series A Notes were issued under an indenture between WPSC and Bank One, N.A., as trustee. The Series A Notes mature on August 1, 2011 and they have no fixed amortization, meaning that no payment of principal shall be required until such notes become due. The Series A Notes bear interest at a rate of 5% per annum until July 31, 2008. Thereafter, such notes bear interest at a rate of 8% per annum.

     The Series A Notes are secured by a second lien on our tangible and intangible assets (other than accounts receivable and inventory) and our equity interests in our joint ventures and a third lien on our accounts receivable and inventory. Until August 1, 2008, fifty percent of the payments to WPSC from the Wheeling-Nisshin Inc. and Ohio Coatings Company joint ventures, in respect of loans to, or equity interest in, such joint ventures, will be applied to payments on the Series A Notes. Thereafter, one hundred percent of such payments from the joint ventures to WPSC will be applied to the Series A Notes. However, WPSC must pay cash interest of at least 2% per annum. In the event that at any time the payments from the joint ventures are not adequate to pay all interest then owing, or if WPSC is not in compliance with the terms of the term loan facility and/or the revolving credit facility, the remaining portion of the principal upon which cash interest has not been paid will receive payment-in-kind interest at a rate of 8% per annum during the first five years of the term of the Series A Notes, and at a rate of 10% per annum thereafter. WPSC's payment obligations under the Series A Notes are fully and unconditionally guaranteed on a joint and several basis by WPC and its present and future operating subsidiaries.

     In addition, the Series A Notes are subrogated to the first lien and other rights of the term loan facility and any refinancing of the scheduled amounts due thereunder to the extent of $14.2 million plus any funds received by WPSC from WPC, Wheeling-Nisshin, Inc. and Ohio Coatings Company subsequent to April 15, 2003 and not utilized to pay the Series A Notes. We are subject to, and are currently in compliance with, various affirmative covenants set forth in the Series A note indenture, including payment of principal and interest on the Series A Notes, maintenance of offices or agencies, filing of various financial and informational reports with the Securities and Exchange Commission, payment of taxes, and maintenance of corporate existence. In addition, we are subject to various negative covenants, including the following:

     - limitations on entering into agreements which prohibit us from creating any lien on our joint venture equity interests, restrict our ability to receive distributions in respect of our joint venture equity interests or reduce the amount thereof, or restrict our ability to pay the holders of Series A Notes the amount of any distributions in respect of our joint venture equity interests received by us;

     - limitations on disposition of any of our joint venture equity interests;

     - limitations on entering into transactions with affiliates, unless on an arm's length basis; limitations on creating liens, other than permitted liens, on any of our joint venture equity interests;

     - limitations on incurring additional indebtedness secured by any of our joint venture equity interests, other than permitted indebtedness;

     - limitations on restricting distributions from subsidiaries;

     - limitations on paying dividends or making distributions; and

     - limitations on the payment of consideration to holders of the Series A Notes as an inducement to any consent or amendment of any of the terms of the Series A Notes or the Series A note indenture.

     Pursuant to the terms of the Series A note indenture, any of the following conditions will constitute an event of default under the indenture:

     - WPSC defaults in the payment, when due, of interest on the Series A Notes and such default continues for a period of 30 days;

     - WPSC defaults in the payment, when due, of principal of the Series A Notes when the principal becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise;

     - WPSC fails to comply with certain of its covenants in the indenture restricting WPSC's ability to incur indebtedness or transfer, encumber, or alter the form of its assets;

     - WPSC fails to observe or perform any other covenant, representation warranty or other agreement in the indenture or the Series A Notes for 30 days after notice to WPSC by the trustee or to WPSC and the trustee by the holders of at least 25% in principal amount of the Series A Notes then outstanding of such failure;

     - a default occurs under any instrument(s) evidencing aggregate indebtedness of at least $10.0 million for money borrowed by, or guaranteed by, WPSC or any of its subsidiaries caused by a failure to pay principal at maturity prior to the expiration of any grace period or resulting in the acceleration of such indebtedness prior to its express maturity;

     - final judgment(s) for the payment of more than $10.0 million entered by court(s) of competent jurisdiction against WPSC or any of its subsidiaries are not paid or discharged for a period of 60 days (not including stays of execution);

     - any guarantor of the Series A Notes fails to perform or repudiates any covenant set forth in its guarantee or the guarantee is unenforceable against a guarantor for any reason, unless such guarantor and its subsidiaries have no indebtedness outstanding;

     - WPSC or any of its significant subsidiaries pursuant to or within the meaning of bankruptcy law commences a voluntary case, consents to the entry of an order for relief against it in an involuntary case, consents to the appointment of a custodian of it or for all or substantially all of its property, makes a general assignment for the benefit of its creditors, or generally is not paying its debts as they become due;

     - a court of competent jurisdiction enters an order or decree under any bankruptcy law for relief against WPSC or any of its "Significant Subsidiaries" (as defined in the indenture) in an involuntary case, appoints a custodian of WPSC or any of its Significant Subsidiaries or for all or substantially all of the property of WPSC or any of its Significant Subsidiaries, or orders the liquidation of WPSC or any of its Significant Subsidiaries, and the order or decree remains unstayed and in effect for 60 consecutive days; provided, however, that such event of default shall be deemed to have been cured if the entry of such order or decree is dismissed on appeal;

     - the guarantees provided by a Significant Subsidiary cease to be in full force and effect (other than in accordance with their terms) or Significant Subsidiaries deny or disaffirm their obligations under their guarantees;

     - (i) any material liens created by the Security Documents (as defined in the indenture) cease to constitute valid and perfected liens on, and security interests in, the material collateral (other than in accordance with the terms of the Security Documents and the indenture) in favor of the collateral trustee holding a security interest in the collateral, for the benefit of the holders of the Series A Notes, free and clear of all other liens (other than Permitted Liens (as defined in the indenture)), or (ii) any of the Security Documents shall for whatever reason be terminated or cease to be in full force and effect in all material respects (other than in accordance with their terms and the terms of the indenture), if, in either case, such default continues for 30 days after notice, or the enforceability thereof shall be contested by WPSC.

     If an event of default occurs and is continuing, the trustee may pursue any available remedy to collect the payment of principal of and interest on the Series A Notes or to enforce the performance of any provision of the Series A Notes or the indenture. Holders of a majority in principal amount of the then outstanding Series A Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee or exercising any trust or power conferred on it. However, the trustee may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines may be unduly prejudicial to the rights of other holders of Series A Notes or that may involve the trustee in personal liability.

     The Company has agreed to indemnify the trustee against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under the indenture, including the costs and expenses of enforcing the indenture against the Company and defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the indenture, except to the extent any such loss, liability or expense may be attributable to its negligence, bad faith or willful misconduct.

     Other than in the case of certain corrections, changes to benefit the noteholders and the like, the consent of the holders of at least a majority in principal amount of the Series A Notes then outstanding is required before WPSC, the guarantors and the trustee may amend or supplement the indenture, consent to amendments or supplements to the Security Documents, amend or supplement the Series A Notes or waive any default or compliance with any provision of the indenture or the Series A Notes.

     WPSC shall, so long as any of the Series A Notes are outstanding, deliver to the indenture trustee, forthwith upon any of its officers becoming aware of any default or event of default under the indenture, an officer's certificate specifying such default or event of default and what action WPSC is taking or proposes to take with respect thereto. If a default or event of default shall have occurred, WPSC shall deliver to the trustee, within 90 days after the end of each fiscal year, an officer's certificate describing all such defaults or events of default of which such officer may have knowledge and what action WPSC is taking or proposes to take with respect thereto. If a default or event of default occurs and is continuing and is known to the trustee, the trustee shall mail to holders of Series A Notes a notice of the default or event of default within 90 days after it occurs.

     Subject to and in accordance with the Security Documents, the indenture and related agreements, the lien will be released (i) in whole, upon payment in full of the principal of, accrued and unpaid interest and premium, if any, on the Series A Notes and payment in full of all other obligations under the Series A Notes that are due and payable at or prior to the time such principal, accrued and unpaid interest and premium, if any, are paid; (ii) in whole, upon satisfaction and discharge of the indenture; (iii) in whole, upon defeasance pursuant to the indenture; or (iv) in part, as to any property constituting Security Collateral (as defined in the indenture) that (a) is sold or otherwise disposed of by WPSC or one of its subsidiaries in a transaction permitted by the indenture, at the time of such sale or disposition, to the extent of the interest sold or disposed of.

     WPSC shall not dispose of any of its equity interests in its joint ventures Ohio Coatings Company or Wheeling-Nisshin, Inc. unless (a) such disposition constitutes an arms-length transaction for fair value, (b) at least seventy-five percent (75%) of the consideration therefor received by WPSC is in the form of cash, and (c) WPSC receives net proceeds of not less than (i) $9,000,000 in respect of a disposition of its equity interests in Ohio Coatings Company, (ii) $31,000,000 in respect of a disposition of its equity interests in Wheeling-Nisshin, Inc., and (iii) an amount sufficient to repay 100% of the outstanding principal and interest on the Series A Notes in respect of a disposition of all of its equity interests in Ohio Coatings Company or Wheeling-Nisshin, Inc.

     We have the right to redeem all or a portion of the Series A Notes at any time at a redemption price of 100% of the principal amount of the portion being redeemed plus any accrued and unpaid interest. Additionally, we are required to redeem a portion of the Series A Notes each year in the event that we receive distributions from our joint ventures. The amount that must be redeemed is based on a percentage (50% during the first five years and 100% thereafter) of any joint venture distributions that we receive, less certain interest expenses. In the event of a sale or other disposition of all of the assets of any guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any guarantor, then such guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such guarantor) shall be released and relieved of any obligations under its guarantee. Upon delivery by WPSC to the trustee of an officer's certificate to the effect of the foregoing, the trustee shall execute any documents reasonably required in order to evidence the release of any guarantor from its obligation under its guarantee. Any guarantor not released from its obligations under its guarantee shall remain liable for the full amount of principal of and premium, if any, and interest on the Series A Notes and for the other obligations of such guarantor under the indenture.

     The preceding summaries of certain terms, conditions and covenants contained in the Series A note indenture were issued do not purport to be complete and are qualified in their entirety by reference to such indenture. The Series A note indenture and the Series B Note indenture, which contain substantially similar covenants, are filed as exhibits to the Company's registration statement on Form 10.

  $20 MILLION SERIES B NOTES

     On August 1, 2003, pursuant to our plan of reorganization, WPSC issued new Series B secured notes in the aggregate principal amount of $20 million in settlement of claims under our bankruptcy proceedings. The Series B Notes were issued under an indenture between WPSC and Bank One, N.A., as trustee. The Series B Notes mature on August 1, 2010 and they have no fixed amortization, meaning that no payment of principal shall be required until such notes become due. The Series B Notes bear interest at a rate of 6% per annum to the extent interest is paid in cash. WPSC must pay cash interest of at least 2% per annum. Payment of cash interest in excess of 2% per annum is dependent upon our remaining in compliance with our new credit agreements and the Series A Notes. In the event that we are not in compliance with the terms of the term loan facility, the revolving credit facility and/or the Series A Notes, or our cash flow is insufficient to cover any or all of the interest, the remaining portion of the principal upon which cash interest has not been paid will receive payment-in-kind interest at a rate of 8% per annum.

     In addition, the Series B Notes are secured by a fifth lien on our tangible and intangible assets, including our equity interests in our joint ventures and our accounts receivable and inventory.

     We are subject to, and are currently in compliance with, various affirmative and negative covenants under the Series B note indenture, which is substantially similar to the Series A note indenture described above.

  $10 MILLION UNSECURED NOTE

     On August 1, 2003, pursuant to our plan of reorganization, WPSC issued an unsecured note in the aggregate principal amount of $10 million to WHX Corporation, referred to as the WHX note. The WHX note matures in 8 years and has no fixed amortization, meaning that no payment of principal shall be required until such note becomes due. The WHX note bears interest at a rate of 6% per annum. Such note is subordinated in right of payment to our new credit agreements, the Series A Notes and the Series B Notes.

  CERTAIN OTHER OBLIGATIONS

     In connection with the implementation of our plan of reorganization, we reached agreements with various parties to defer payments of indebtedness and reduce costs in order to preserve liquidity upon emergence from bankruptcy. These agreements include:

     - Modification and assumption agreement between WPSC and Danieli Corporation. This agreement modifies an agreement between WPSC and Danieli Corporation, dated July 6, 2000, pursuant to which WPSC agreed to purchase from Danieli Corporation certain roll-changing equipment. Under the original agreement, WPSC owed approximately $7.36 million to Danieli Corporation. Pursuant to the modified agreement, WPSC paid Danieli Corporation approximately $2.36 million. Approximately $3.8 million of the balance of the amount owed to Danieli Corporation has been converted into a portion of the secured term loans under our term loan facility that is not secured by the Steel Board. The balance of the amount owed to Danieli Corporation has been converted into a promissory note. In addition, WPSC agreed to pay Danieli Corporation approximately $2.58 million (of which approximately $96 thousand has been paid and the balance of which is to be paid in progress payments as work is completed in 2004) to complete the roll-changing project and for rehabilitation, storage and other costs of Danieli Corporation.

     - Loan modification agreement between WPSC and the Ohio Department of Development. Under this agreement, we made a $2.0 million partial prepayment of the $6.985 million owed by WPSC to the Ohio Department of Development pursuant to a loan, dated as of January 18, 2002, from the Ohio Department of Development and we were granted a two-year deferral of $4.985 million of such loan at an interest rate of 3% per annum.

     - Loan agreement between WPSC and the State of West Virginia. In connection with WPSC's repayment of a $5 million loan from the West Virginia Development Office, WPSC has into a $6.5 million loan agreement with the State of West Virginia. The loan has a five-year term and bears interest at a rate of approximately 4.564% per annum.

     - Agreement among WPSC, Itabira Rio Doce Company, Ltd. and Rio Doce Limited. This agreement provides for repayment, in equal monthly installments over a period not to exceed eighteen months from May 1, 2003, of WPSC's $5.1 million deferred payment obligation under a certain iron ore sales agreement, dated October 1, 2001.

     In advance of our emergence from bankruptcy, we reached agreements with various parties regarding the completion of a second paint line at our facility in Beech Bottom, West Virginia, which was in the process of being installed at the time of our bankruptcy filing. These agreements include:

     - Secured notes issued to Fata Hunter. Pursuant to a settlement agreement, dated November 1, 2001, between WPSC and Fata Hunter Inc., WPSC issued two secured promissory notes in favor of Fata Hunter. The first note was issued in the original principal amount of $3,743,926 and bears interest at a rate of 6.5% per annum. The second note was issued in the original principal amount of $777,693.48 and bears interest at a rate of 5.75% per annum. Both notes are secured by a deed of trust on the real property upon which our second paint line at our Beech Bottom, West Virginia facility is installed, as well as a security agreement pledging the paint line machinery and equipment. At September 30, 2003, the aggregate principal amount outstanding under the notes was approximately $1.6 million.

     - Loan and security agreement with WesBanco. Pursuant to this agreement, dated November 1, 2001, WesBanco Bank, Inc. provided a $2 million term loan secured by the machinery and equipment comprising our second paint line at our Beech Bottom, West Virginia facility and guaranteed and collateralized by the State of West Virginia. The WesBanco term loan has a two-year term and bears interest at a rate of 4.75% per annum. At September 30, 2003, the principal amount outstanding under the WesBanco term loan was approximately $400,000.

     In addition, we have ongoing funding obligations under our labor agreement with the USWA. All of the obligations referenced in this section are included in the table of contractual commitments set forth below.

  OFF-BALANCE SHEET TRANSACTIONS

     As of the date of this Registration Statement we have no off-balance sheet transactions, arrangements, or other relationships with unconsolidated entities or persons that would adversely affect liquidity, availability of capital resources, financial position or results of operations. We have investments in three joint ventures that are accounted for under the equity method. Pursuant to the joint venture agreements with Ohio Coatings Company and Wheeling-Nisshin, Inc., we have an obligation to support their working capital requirements. However, we believe it is unlikely that the joint ventures will require our working capital support in the foreseeable future. We are not responsible for any debt of any of these joint ventures.

  CONTRACTUAL COMMITMENTS

     As of September 30, 2003, the total of our future contractual obligations, including the repayment of debt obligations, is summarized below.

                            CONTRACTUAL PAYMENTS DUE

                                           REMAINDER
                                 TOTAL      OF 2003    2004 TO 2005   2006 TO 2007   THEREAFTER
                                 -----     ---------   ------------   ------------   ----------
                                                          ($ MILLIONS)
Long-Term Debt(1)..............  424.0        4.8(2)       63.5(3)        81.4(4)      274.4(5)
Capital Leases.................   11.5        0.1           2.9            2.1           6.4
Operating Leases:
  Long Term....................   10.8        0.5           4.1            4.1           2.1
  Month to Month...............    6.7        1.7          13.5           13.5           6.7
Other Long Term Liabilities:
  OPEB.........................   99.1(6)     0.5           4.0            4.0          90.6
  Coal Miner Retiree Medical...    2.4        0.1           0.4            0.4           1.5
  VEBA Trust...................    9.3(7)     4.5           4.8             --            --
  Worker's Compensation........   20.1(8)     1.3          10.2           10.2           5.1
Purchase Commitments:
  Oxygen Supply................   80.4(9)     1.8          14.4           14.4          49.8
  Electricity..................  125.2(10)    2.2          18.0           21.5          83.5
  Coal.........................   16.2(11)    3.2          13.0             --            --
  Other........................   25.7        1.6           8.5            5.6          10.1
                                 -----       ----         -----          -----         -----
Total Contractual
  Obligations..................  831.4       22.3         157.3          157.2         530.2
                                 =====       ====         =====          =====         =====

---------------

 (1) The interest rate associated with the term loan is a floating rate. Interest payment projections in respect of the term loan assume that the interest rate for 2003 will be 4% per annum and will increase by 0.5% each year during the projection period.

 (2) Includes interest payment obligations for fourth quarter 2003 of approximately: $2.5 million in respect of the term loan; $1.1 million in respect of the Series A Notes and the Series B Notes; $250,000 in respect of the WHX note; $50,000 in respect of the loan modification agreement with the Ohio Department of Development; $23,000 in respect of the notes issued to Fata Hunter; and $4,800 in respect of the loan and security agreement with WesBanco.

 (3) Includes aggregate interest payment obligations for years 2004 and 2005 of approximately: $23.0 million in respect of the term loan; $6.4 million in respect of the Series A Notes and the Series B Notes; $1.2 million in respect of the WHX note; $611,000 in respect of the loan agreement with the State of West Virginia; $250,000 in respect of the loan modification agreement with the Ohio Department of Development; $170,000 in respect of the modification and assumption agreement with Danieli Corporation; $16,000 in respect of the notes issued to Fata Hunter; and $1,000 in respect of the loan and security agreement with WesBanco.

 (4) Includes aggregate interest payment obligations for years 2006 and 2007 of approximately: $22.6 million in respect of the term loan; $6.4 million in respect of the Series A Notes and the Series B Notes; $1.2 million in respect of the WHX note; $611,000 in respect of the loan agreement with the State of West Virginia; and $43,000 in respect of the modification and assumption agreement with Danieli Corporation.

 (5) Includes aggregate interest payment obligations of approximately: $6.2 million in respect of the term loan; $14.1 million in respect of the Series A Notes and the Series B Notes; $2.15 million in respect of the WHX note; and $306,000 in respect of the loan agreement with the State of West Virginia.

 (6) Represents the estimated present value of our liability as of September 30, 2003. Amounts included for the fourth quarter of 2003 through 2007 and thereafter reflect our current estimate of corporate cash outflows and exclude the impact of interest and mortality. The forecast of cash outflows is an estimate and anticipates payment of approximately $2.0 million per year.

 (7) Amounts included for the fourth quarter of 2003 through 2007 and thereafter reflect payments that commenced on October 1, 2003 of $1.5 million in each of the first five months and $0.3 million in each of the subsequent six months. This aggregate contribution of $9.3 million will be credited against additional ongoing profit sharing contributions payable in cash and/or common stock that we are required to make to the VEBA trust.

 (8) Amount represents the present value of our liability as of September 30, 2003. Amounts included in "contractual payments due" for the fourth quarter of 2003 through 2007 and thereafter reflect our current estimate of corporate cash outflows and exclude the impact of interest and mortality. The forecast of cash outflows is estimated based on historical cash payment information and anticipates payment of approximately $5.1 million per year.

 (9) The Company entered into a 15-year take-or-pay contract in 1999 that was amended in 2003. The contract requires the Company to purchase oxygen, nitrogen and argon each month with a minimum monthly charge of approximately $0.6 million, subject to escalation clauses. Payments for deliveries of oxygen totaled $7.0 million in 2002, $7.5 million in 2001 and $5.5 million in 2000.

(10) The Company entered into a 20-year take-or-pay contract in 1999, that was amended in 2003. The contract requires the Company to purchase steam and electricity each month or pay a minimum monthly charge of approximately $0.4 million. A variable portion of the contract is calculated as $3.75 times the number of tons of iron produced each month with an agreed to minimum of 3,000 tons per day. Payments for deliveries of steam and electricity totaled $13.8 million in 2002, $14.6 million in 2001 and $10.1 million in 2000. If the Company elects to terminate the contract early, as of September 30, 2003, a maximum termination payment of $37.0 million would be required.

(11) In 2001, the Company entered into an annually renewable take-or-pay contract to purchase coal each month with a minimum monthly charge of approximately $1.1 million. As of September 30, 2003, the Company is committed to a term that expires on December 31, 2004. Payments for deliveries of coal totaled $16.4 million in 2002, $7.3 million in 2001 and $13.4 million in 2000. As of September 30, 2003, if the Company elects to terminate the contract, a maximum termination payment of $16.2 million would be required.

  PROJECTED RESTRUCTURING CAPITAL EXPENDITURES

     The projected cost of the electric arc furnace and the other restructuring capital projects provided for in our new business plan is approximately $135.5 million. It is anticipated these amounts will be expended over a period of three years as set forth in the table below:

                                                                    PROJECTED
                                                              RESTRUCTURING CAPITAL
                                                                  EXPENDITURES
                                                              ---------------------
                                                              2003    2004    2005
                                                              -----   -----   -----
                                                                  ($ MILLIONS)
Electric Arc Furnace........................................  19.7    90.7     4.5
Hot Strip Mill Roll Changers................................   2.8      --     6.8
Allenport Cold Mill Improvements............................    .4      --    10.6
                                                              ----    ----    ----
                                                              22.9    90.7    21.9
                                                              ====    ====    ====

     These capital expenditures are to be financed with operating cash flows and borrowings under our new term loan facility and revolving credit facility, which we entered into pursuant to our plan of reorganization. The Electric Arc Furnace project is fully funded through a restricted cash account set up pursuant to our plan of reorganization.

VEBA TRUST

     In connection with our plan of reorganization and our collective bargaining agreement with the USWA, we established a plan to provide health care and death benefits to certain retirees and their dependents. The trust created under the benefits plan, which we refer to as the VEBA trust, is designed to constitute a tax-exempt voluntary employee beneficiary association. Pursuant to our plan of reorganization, we are to issue 4,000,000 shares of WPC common stock to the VEBA trust. Commencing on October 1, 2003 and continuing through February 1, 2004, we are obligated to contribute $1.5 million on the first day of each month to the VEBA trust. Thereafter, from March 1, 2004 through August 1, 2004, we are obligated to contribute $0.3 million on the first day of each month to the VEBA trust. This aggregate contribution of $9.3 million will be credited against additional ongoing contributions that we are required to make to the VEBA trust. Such ongoing contributions are payable within 45 days of the end of each fiscal quarter and consist of an amount equal to:

     - 40% of operating cash flow, between $16 and $24 of operating cash flow per ton of steel products sold to third parties, payable in cash;

     - 12% of operating cash flow, between $24 and $65 of operating cash flow per ton of steel products sold to third parties, payable at our discretion in cash or common stock of WPC;

     - 25% of operating cash flow, above $65 of operating cash flow per ton of steel products sold to third parties, payable in cash; and

     - 15% of operating cash flow below $30 of operating cash flow per ton of steel products sold to third parties, payable at our discretion in cash or common stock of WPC, subject to compliance with dilution limitations.

     "Operating cash flow" is defined as earnings before interest and taxes of the Company, less any cost or expenses associated with the profit sharing plan, calculated on a consolidated basis in accordance with United States Generally Accepted Accounting Principles.

     All payments that, in our discretion, are payable in common stock of WPC are subject to U.S. Department of Labor restrictions on the amount of capital stock that can be held by the VEBA trust.

     Trusts that constitute voluntary employees' benefit associations are subject to restrictions on the amount of stock that they are able to hold. We intend to seek from the U.S. Department of Labor a waiver that would permit the VEBA trust to continue to hold our common stock. If no waiver is granted, the common stock is to be distributed to the beneficiaries under the welfare benefits plan or otherwise used to provide them with benefits.

     The VEBA trust has agreed to limit the number of shares of common stock that it may sell during the four years following the effective date of our plan of reorganization. During the first two years, the VEBA trust is not permitted to sell any of its initial 4 million shares of common stock without our authorization unless it holds fewer than five percent of our outstanding shares of common stock. During each of the following two years, the VEBA trust has agreed not to sell more than 50% of the remaining initial 4 million shares within any consecutive twelve-month period. These restrictions will not apply to any additional shares of common stock contributed to the VEBA trust. We and the VEBA trust entered into an agreement imposing these stock transfer restrictions because our ability to retain or make use of certain net operating loss carry forwards may be affected by the number of shares of common stock that are transferred by significant stockholders during the two year period following the effective date of our plan of reorganization and because both we and the VEBA trust wish to minimize the potential adverse impact that the sale of a large number of shares might have on the market for our common stock. In connection with the stock transfer restrictions, the VEBA trust has also agreed that it will abstain from voting 1,300,000 shares of common stock, or such lesser number of shares as it may hold from time to time, for the election of directors of WPC.

                                    BUSINESS

OVERVIEW

     Wheeling-Pittsburgh Corporation, or WPC, is a Delaware holding company that, together with its several subsidiaries and joint ventures, constitutes the seventh largest integrated producer of steel and steel products in the United States. Our principal operating subsidiary is Wheeling-Pittsburgh Steel Corporation, or WPSC, a Delaware corporation whose headquarters are located in Wheeling, West Virginia. WPC was organized as a Delaware corporation on June 27, 1920 under the name Wheeling Steel Corporation.

     We produce flat rolled steel products for the construction industry, steel service centers, converters, processors, and the container, automotive and appliance industries. Our product offerings are focused predominately on higher value-added finished steel products such as cold-rolled products, tin and zinc coated products and fabricated products. In addition, we produce semi-finished steel products and hot-rolled steel products, which represent the least processed of our finished goods.

     An operating division of WPSC, Wheeling Corrugating Company, also referred to as WCC, manufactures our fabricated steel products for the construction, agricultural and highway industries. WPSC also holds a percentage ownership interest in two joint ventures that, together with WCC, account for nearly half of our sales. These joint ventures, Wheeling-Nisshin, Inc. and Ohio Coatings Company, also referred to as OCC, produce value-added steel products from materials and products supplied by us.

REORGANIZATION

     The steel industry is cyclical and highly competitive and is affected by excess world capacity, which has restricted price increases during periods of economic growth and led to price decreases during economic contraction. Beginning in 1998 and continuing through 2001, record high levels of foreign steel imports as well as a general overcapacity in worldwide steel production caused a marked deterioration of steel prices, resulting in huge losses and substantial harm to the domestic steel industry. This record high level of foreign steel imports over a four year period, coupled with the indebtedness we incurred as a result of a ten-month work stoppage which ended in August 1997, and approximately $200 million of capital expenditures used to modernize our facilities to increase quality, efficiency, safety and environmental conditions, resulted in substantial losses and the severe erosion of our financial position and liquidity. These losses and erosion of liquidity continued to occur notwithstanding increases in operating efficiencies resulting from the modernization of facilities, various cost saving measures and the elimination of 20% of the hourly workforce negotiated in 1997.

     On November 16, 2000, WPC and eight of our then existing wholly-owned subsidiaries, which represented substantially all of our business, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Ohio, referred to as the Bankruptcy Court. We commenced the Chapter 11 proceedings in order to restructure our outstanding debts and to improve our access to the additional funding that we needed to continue our operations. Throughout the Chapter 11 proceedings, we remained in possession of our properties and assets and continued to operate and manage our businesses with the then existing directors and officers as debtors-in-possession subject to the supervision of the Bankruptcy Court.

     As part of our Chapter 11 proceedings, we filed our original Joint Plan of Reorganization on December 20, 2002, our First Amended Joint Plan of Reorganization on January 9, 2003, our Second Amended Joint Plan of Reorganization on May 5, 2003 and our Third Amended Joint Plan of Reorganization on May 19, 2003, reflecting the final negotiations with pre-petition noteholders, pre-petition trade creditors and unionized employees. Our Third Amended Joint Plan of Reorganization was confirmed by order of the Bankruptcy Court on June 18, 2003, and became effective on August 1, 2003. We realized approximately $558 million in cancellation of debt income as a result of our reorganization.

     Following is a summary of some of the significant transactions consummated on or about the effective date of our plan of reorganization.

     - WPC amended and restated its by-laws and filed a second amended and restated certificate of incorporation with the Delaware Secretary of State authorizing the issuance of up to an aggregate of 80 million shares of common stock, par value $0.01 per share, and 20 million shares of undesignated preferred stock, par value $0.001 per share.

     - WPC exchanged, on a pro rata basis, $275 million in senior notes and $75 million in term notes that existed prior to its bankruptcy filing for an aggregate of $20 million in cash, $40 million in new Series A secured notes issued by WPSC, which are secured by a second lien on our tangible and intangible assets (other than our accounts receivable and inventory) and our equity interests in our joint ventures and a third lien on our accounts receivable and inventory, $20 million in new Series B secured notes issued by WPSC, which are secured by a fifth lien on our tangible and intangible assets, our equity interests in our joint ventures, and our accounts receivable and inventory, and 3,410,000 shares of common stock of WPC constituting 34.1% thereof.

     - WPC cancelled its then-existing senior notes and related indenture and its then-existing term notes and the related term loan agreement.

     - WPC cancelled all shares of its common stock that existed prior to the implementation of our plan of reorganization, at which point we ceased to be a subsidiary of WHX Corporation.

     - WPSC entered into a new $250 million senior secured term loan facility, which is guaranteed in part by the Emergency Steel Loan Guarantee Board, the State of West Virginia, WPC and WPSC's subsidiaries and is secured by a first lien on our tangible and intangible assets (other than accounts receivable and inventory) and our equity interests in our joint ventures and a second lien on our accounts receivable and inventory. We also entered into a new $225 million senior secured revolving credit facility, which is guaranteed by WPC and WPSC's subsidiaries and is secured by a first lien on our accounts receivable and inventory and a third lien on our other tangible and intangible assets and our equity interests in our joint ventures.

     - All of our obligations under our $195 million debtor-in-possession credit facility were satisfied in full and discharged.

     - WPC and WPSC entered into an agreement with WHX Corporation providing for, among other things, a $10 million capital contribution by WHX Corporation, the cancellation of approximately $40 million in debt owed by us to WHX Corporation, a $10 million unsecured loan from WHX Corporation and an agreement with respect to our separation from WHX Corporation's employee pension plan.

     - WPC and WPSC entered into an agreement with our unionized employees represented by the United Steelworkers of America, or USWA, which modified our existing labor agreement to provide for, among other things, future pension arrangements with USWA and reductions in our employee-related costs.

     - WPC issued 4,000,000 shares of its common stock constituting 40% thereof for the benefit of USWA retirees in satisfaction of certain claims under our labor agreement and an additional 1,000,000 shares of its common stock constituting 10% thereof to or for the benefit of our salaried employees.

     - WPC issued 1,590,000 shares of its common stock constituting 15.9% thereof to certain of our creditors in satisfaction of various unsecured claims, including claims relating to trade debt.

BUSINESS PLAN

     At present, we operate as a vertically integrated manufacturer of flat-rolled steel products. This mode of operation entails high levels of fixed costs. Consequently, in poor market situations, where operating levels must be reduced to match declining demand, unit costs rise and erode profit margins. In addition, our current operations require substantial ongoing capital investment. Our two blast furnaces, which we use to melt raw materials into molten iron, and our four coke batteries, which produce coke required to fuel the ironmaking process, require significant capital expenditures to maintain operations. For example, one of our blast furnaces is expected to require a $140 million rebuild within the next four years and three of our coke batteries (representing 37% of our current coke battery capacity) are expected to require $30 million rebuilds in the next three years.

     Our new business plan is intended to address these issues. The central theme of our business plan is the transformation of our operations from integrated steel production to one more closely resembling that of a mini-mill. Mini-mills produce steel by melting scrap in electric furnaces and typically enjoy competitive advantages such as lower capital expenditures for construction of facilities, lower raw material costs, and limited ongoing capital to sustain operations. We will seek to accomplish this transformation through the idling of the one blast furnace and the three coke batteries that would soon require substantial maintenance and the construction of a new electric arc furnace.

     In June 2003, WPSC entered into an agreement for the supply of equipment and services with Junction Industries, Inc., pursuant to which Junction Industries has agreed to sell to WPSC, equipment and services to design, engineer, procure, fabricate, and assist WPSC in the installation, commissioning, start-up and testing of one 250 ton (tap weight) electric arc furnace, one Consteel scrap conveyor system, ladle metallurgy furnace, baghouse and certain other associated equipment for incorporation into the electric arc furnace melt shop to be constructed by WPSC at WPSC's Steubenville South plant in Mingo Junction, Ohio. In consideration for providing such equipment and services to WPSC, WPSC has agreed to pay Junction Industries approximately $34.3 million. The agreement contemplates a sixteen-month construction and commissioning schedule for the facility. The total projected cost of the electric arc furnace is approximately $114.9 million.

     The electric arc furnace process utilizes both recycled scrap and scrap substitutes to produce liquid steel with both electrical energy and oxygen injection. The electric arc furnace process to be utilized also presents the ability to use liquid iron as a metallic input, which can be produced using our remaining blast furnace. The process includes a reliable scrap preheating system to reduce electric power requirements. These advantages significantly increase the capacity of the furnace versus traditional electric furnaces. We also believe that this process is the most environmentally friendly process of all the electric arc furnace technologies currently available.

     The introduction of the electric arc furnace should allow us to close one of our two blast furnaces and approximately 37% of our current coke battery capacity, which are our most capital-intensive facilities. However, shortages in raw materials in the steel industry at the time may impact those decisions. In addition, the electric arc furnace's use of scrap metal rather than coke and iron ore is expected to produce a cost structure which will more closely track market conditions, because there tends to be a direct correlation between the cost of scrap and the market price of hot-rolled steel products. As the price of our steel products rise and fall with the market, the price of scrap will be expected to rise and fall, which should help protect product margins, particularly in poor steel market conditions. Our geographic location with respect to scrap generators and rail and water transportation systems, together with the fact that the United States is currently a net exporter of scrap, supports our belief that our scrap purchases will not disrupt scrap market prices, or historical relationships between scrap prices and steel product prices.

     Our new business plan also calls for a number of small capital projects intended to upgrade our rolling and finishing facilities. New automatic roll changers are expected to be installed on the finishing mills at our Steubenville complex hot strip mill to reduce costs and provide additional capacity to take advantage of toll processing opportunities for hot-roll products. At our Allenport, Pennsylvania cold mill, we plan to upgrade our temper mill to improve the surface quality and shape of our cold strip products. We also plan to install a final inspection line at our Allenport facility. All of these improvements are geared toward capturing incremental value-added critical surface and shape product sales.

     Construction and installation of the new electric arc furnace is projected to be completed in November 2004 and we believe that the electric arc furnace will reach full capacity approximately six months later. We could plan to close one of our two blast furnaces and approximately 37% of our current coke battery capacity approximately sixteen months after the electric arc furnace reaches full capacity. However, shortages in raw materials in the steel industry at the time may impact those decisions.

     The projected cost of the electric arc furnace and the other restructuring capital projects provided for in our new business plan is approximately $135.5 million. It is anticipated these amounts will be expended over a period of three years as set forth in the table below:

                                                                    PROJECTED
                                                              RESTRUCTURING CAPITAL
                                                                  EXPENDITURES
                                                              ---------------------
                                                              2003    2004    2005
                                                              -----   -----   -----
                                                                   ($MILLIONS)
Electric Arc Furnace........................................  19.7    90.7     4.5
Hot Strip Mill Roll Changers................................   2.8      --     6.8
Allenport Cold Mill Improvements............................    .4      --    10.6
                                                              ----    ----    ----
                                                              22.9    90.7    21.9
                                                              ====    ====    ====

     These capital expenditures are to be financed with operating cash flows and borrowings under our new term loan facility and revolving credit facility, which we entered into pursuant to our plan of reorganization.

PRODUCTS AND PRODUCT MIX

     The table below reflects the historical product mix of our shipments, expressed as a percentage of tons shipped.

                                                 HISTORICAL PRODUCT MIX
                               ----------------------------------------------------------
                                NINE MONTHS
                                   ENDED                YEAR ENDED DECEMBER 31,
                               SEPTEMBER 30,   ------------------------------------------
                                   2003         2002     2001     2000     1999     1998
Product Category:              -------------   ------   ------   ------   ------   ------
Higher Value-Added Products:
  Cold-Rolled
     Products -- Trade.......       11.6%        11.6%     9.2%    13.6%    10.6%    11.0%
  Cold-Rolled Products --
     Wheeling-Nisshin........       19.6         20.0     20.0     13.9     19.4     19.0
  Coated Products............        4.8          6.1      4.4      8.1     12.7     13.6
  Tin Mill Products..........       13.3         13.0     10.8     10.0      9.8      7.1
  Fabricated Products........       21.6         21.5     24.6     23.0     18.7     19.5
                                  ------       ------   ------   ------   ------   ------
Higher Value-Added Products
  as a Percentage of Total
  Shipments..................       70.9%        72.2%    69.0%    68.6%    71.2%    70.2%
Hot-Rolled Products..........       29.1         26.4     31.0     30.9     28.8     29.5
Semi-Finished................         --          1.4       --      0.5       --      0.3
Total........................      100.0%       100.0%   100.0%   100.0%   100.0%   100.0%
                                  ======       ======   ======   ======   ======   ======
Average Net Sales Per Ton....     $  436       $  443   $  412   $  475   $  461   $  511

     Products produced by us are described below. These products are sold directly to third party customers and to Wheeling-Nisshin and OCC pursuant to long-term supply agreements.

     Hot-Rolled Products. Hot-rolled coils represent the least processed of our finished goods. Approximately 72.2% of our production of hot-rolled coils during the year ended December 31, 2002 was further processed into value-added finished products. Hot-rolled black or pickled (acid cleaned) coils are sold to a variety of consumers such as converters/processors, steel service centers and the appliance industries.

     Cold-Rolled Products. Cold-rolled coils are manufactured from hot-rolled coils by employing a variety of processing techniques, including pickling, cold reduction, annealing and temper rolling. Cold-rolled processing is designed to reduce the thickness and improve the shape, surface characteristics and formability of the product.

     Coated Products. We manufacture a number of corrosion-resistant, zinc-coated products, including hot-dipped galvanized sheets for resale to trade accounts. The coated products are manufactured from a steel substrate of cold-rolled or hot-rolled pickled coils by applying zinc to the surface of the material to enhance its corrosion protection. Our trade sales of galvanized products are heavily oriented to unexposed applications, principally in the appliance, construction, service center and automotive markets.

     Tin Mill Products. Tin mill products consist of blackplate and tinplate. Blackplate is a cold-rolled substrate (uncoated), the thickness of which is less than .0142 inches, and is utilized extensively in the manufacture of pails and shelving and sold to OCC for the manufacture of tinplate products. Tinplate is produced by the electro-deposition of tin to a blackplate substrate and is utilized principally in the manufacture of food, beverage, general line and aerosol containers. While the majority of our sales of these products are concentrated in container markets, we also market products for automotive applications, such as oil filters and gaskets. We produce all of our tin-coated products through OCC. OCC's $69 million tin coating mill, which commenced commercial operations in January 1997, has a nominal annual capacity of 250,000 net tons.

     Fabricated Products. Fabricated products consist of cold-rolled or coated products further processed mainly via sheeting and roll forming and are sold by the construction, agricultural and specialty products groups.

     Construction Products. Construction products consist of roll-formed sheets, which are utilized in sectors of the non-residential building market such as commercial, institutional and manufacturing. They are classified into three basic categories: roof deck, form deck, and composite floor deck.

     Agricultural Products. Agricultural products consist of roll-formed corrugated sheets that are used as roofing and siding in the construction of barns, farm machinery enclosures, light commercial buildings and certain residential roofing applications.

     Specialty Products. Specialty products consist of coil and corrugated galvanized sheet steel supporting the culvert and heating, ventilation and air conditioning markets. The specialty products are produced by WCC, Wheeling-Nisshin, Feralloy-Wheeling Specialty Processing Co. (of which we own a 49% equity interest, which has been pledged to secure certain of our debt obligations) and by contract service providers.

WHEELING-NISSHIN

     WPSC owns a 35.7% equity interest in Wheeling-Nisshin, which is a joint venture between Nisshin Steel Co., Ltd. and us. Wheeling-Nisshin owns a state-of-the-art processing facility located in Follansbee, West Virginia which has capacity to produce over 700,000 annual tons and can offer some of the lightest-gauge galvanized steel products manufactured in the United States for construction, heating, ventilation and air-conditioning and after-market automotive applications. Wheeling-Nisshin products are marketed through trading companies, and its shipments are not consolidated into our shipments.

     WPSC is a party to a supply agreement with Wheeling-Nisshin that expires in 2013. Pursuant to that agreement, WPSC provides not less than 75% of Wheeling-Nisshin's steel substrate requirements, up to an aggregate maximum of 9,000 tons per week, subject to product quality requirements and at negotiated prices based on prevailing actual market rates. Shipments of cold-rolled steel by WPSC to Wheeling-Nisshin were approximately 333,044 tons, or 19.9% of our total tons shipped during the nine months ended

September 30, 2003, 445,000 tons, or 20.1% of our total tons shipped during the year ended December 31, 2002, and approximately 412,023 tons, or 20.3% of our total tons shipped during the year ended December 31, 2001.

     A shareholders agreement among WPSC, Nisshin Steel Co., Ltd. and Wheeling-Nisshin contains provisions that may directly or indirectly restrict the transfer of the shares of Wheeling-Nisshin owned by WPSC, including the following:

     - WPSC may not sell its Wheeling-Nisshin shares at any time that it is in breach of the shareholders agreement or any other agreement with Wheeling-Nisshin, including the supply agreement.

     - If WPSC seeks to sell some or all of its Wheeling-Nisshin shares, it must first offer to sell, transfer or assign the offered shares to the other Wheeling-Nisshin shareholder.

     - WPSC has pledged its shares in Wheeling-Nisshin to the lenders under our new term loan facility and revolving credit facility, to the holders of our new Series A Notes and Series B Notes and in connection with its ore sales agreement with Itabira Rio Doce Company, Ltd., in each case, to secure our obligations thereunder.

OHIO COATINGS COMPANY

     WPSC owns a 50% voting interest and an approximate 44% equity interest in OCC, which is a joint venture among WPSC, Dong Yang Tinplate America Corp., a leading South Korea-based tin plate producer and Nippon Steel Trading America, Inc., formerly known as Nittetsu Shoji America, a U.S.-based tinplate importer. Dong Yang Tinplate America also holds a 50% voting interest and an approximate 44% equity interest in OCC. Additionally, Nippon Steel Trading America holds non-voting preferred stock in OCC, which represents an approximate 11% equity interest in OCC and is subject to repurchase by OCC. OCC commenced commercial operations in January 1997. The OCC tin-coating facility is the only domestic electro-tin plating facility constructed in the past 30 years. We produce all of our tin coated products through OCC.

     Pursuant to a raw material supply agreement between WPSC and OCC, WPSC has the right to supply up to 230,000 tons of the substrate requirements of OCC through the year 2012, subject to quality requirements and at negotiated prices based on prevailing actual market rates. Prior to July 17, 2003, WPSC was the exclusive distributor for all of OCC's products and Nippon Steel Trading America marketed approximately 70% of OCC's products as a distributor for WPSC. However, in connection with OCC's refinancing described below, which closed April 18, 2003, OCC's distribution arrangements with WPSC and Nippon Steel Trading America have been modified such that, effective as of July 17, 2003, Nippon Steel Trading America became the exclusive distributor for approximately 70% of OCC's tin mill products and WPSC remained the exclusive distributor for the remaining 30% of OCC's tin mill products. For the years ending December 31, 2002, 2001 and 2000, OCC had an operating income of $6.6 million, $3.7 million and $3.8 million, respectively.

     A shareholders' agreement among WPSC, Dong Yang Tinplate America, Nippon Steel Trading America and OCC contains certain provisions that may directly or indirectly restrict WPSC's ability to transfer its shares of OCC, including the following:

     - Any pledge, transfer or other distribution of shares of OCC must be previously approved by shareholders holding at least 66 2/3% of the voting power of the common shares of OCC.

     - For 45 days after a shareholder receives notice from the other party that a change of control of the other party has occurred, the party receiving notice has the option to purchase all of the shares owned by the other party at a price equal to $10,000 per share plus interest or fair market value, whichever is higher. For purposes of the shareholders' agreement, "change of control" means, the transfer to persons (other than a holding company) of a majority of a party's capital stock, or any transfer of substantially all of a party's assets.

     WPSC has pledged its shares in OCC to the lenders under our new term loan facility and revolving credit facility, and to the holders of our new Series A Notes and Series B Notes and in connection with its ore sales agreement with Itabira Rio Doce Company, Ltd., in each case, to secure our obligations thereunder.

     OCC recently refinanced its credit facility and entered into a new credit agreement with Bank of America, N.A., providing for a revolving line of credit for loans and letters of credit in an amount of up to $18 million and a term loan in the aggregate principal amount of $4.3 million. As a condition to the refinancing, Bank of America required, among other things, that:

     - OCC's distribution arrangements with WPSC and Nippon Steel Trading America be modified;

     - WPC enter into a subordination agreement, acknowledging that the $11,775,000 owed by OCC to WPC is subordinate to any indebtedness owed by OCC to Bank of America under OCC's new credit agreement; and

     - WPSC enter into a no-offset agreement, agreeing that it will not offset against accounts payable to OCC any indebtedness owing by OCC to WPSC and further agreeing that Bank of America can seek payment directly from WPSC for indebtedness owed by WPSC to OCC.

CUSTOMERS

     We market an extensive mix of products to a wide range of manufacturers, converters and processors. Our 10 largest customers (including Wheeling-Nisshin and OCC) accounted for approximately 44.2% of our net sales during the nine month period ended September 30, 2003, 50.4% of our net sales during the year ended December 31, 2002, 43.9% of our net sales during the year ended December 31, 2001 and 38.7% of our net sales during the year ended December 31, 2000. Wheeling-Nisshin accounted for approximately 16.5% of our net sales during the nine month period ended September 30, 2003, 15.6% of our net sales during the year ended December 31, 2002, 14.6% of our net sales during the year ended December 31, 2001 and 10.9% of our net sales during the year ended December 31, 2000. OCC accounted for approximately 11.3% of our net sales during the nine month period ended September 30, 2003, and 10.6% of our net sales during the year ended December 31, 2002. Geographically, the majority of our customers are located within a 350-mile radius of the Ohio Valley. However, we have taken advantage of our river-oriented production facilities to market via barge into more distant locations such as the Houston, Texas and St. Louis, Missouri areas.

     Shipments historically have been concentrated within seven major market segments: steel service centers, converters/processors, construction, agriculture, container, automotive and appliances. Our overall participation in the construction and the converters/processors markets substantially exceeds the industry average and our reliance on automotive shipments, as a percentage of total shipments, is substantially less than the industry average.

     The table set forth below reflects the percentage of total net tons shipped to our major market segments:

                                                 PERCENTAGE OF TOTAL NET TONS SHIPPED
                                           ------------------------------------------------
                                            NINE MONTHS
                                               ENDED           YEAR ENDED DECEMBER 31,
                                           SEPTEMBER 30,   --------------------------------
                                               2003        2002   2001   2000   1999   1998
                                           -------------   ----   ----   ----   ----   ----
Steel Service Centers....................        30%        29%    29%    33%    30%    29%
Converters/Processors(1).................        24         27     27     24     27     32
Construction.............................        20         17     22     21     19     19
Agriculture..............................         4          6      4      5      5      6
Containers(1)............................        17         15     11     11     11      8
Automotive...............................         1          1      1      1      1      1
Appliances...............................         1          2      2      2      3      2
Exports..................................         1         --      1     --      1      1
Other....................................         2          3      3      3      3      2
                                               ----        ---    ---    ---    ---    ---
  Total..................................       100%       100%   100%   100%   100%   100%
                                               ====        ===    ===    ===    ===    ===

---------------

(1) Products shipped to Wheeling-Nisshin and OCC are included primarily in the converters/processors and containers markets, respectively.

     Set forth below is a description of our major customer categories:

          Steel Service Centers. The shipments to steel service centers are heavily concentrated in the areas of hot-rolled and hot-dipped galvanized coils. Due to increased in-house costs to steel companies during the 1980's for processing services such as slitting, shearing and blanking, steel service centers have become a major factor in the distribution of hot-rolled products to ultimate end users. In addition, steel service centers have become a significant factor in the sale of hot-dipped galvanized products to a variety of small consumers such as mechanical contractors, who desire not to be burdened with large steel inventories.

          Converters/Processors. The growth of shipments to the converters/processors market is principally attributable to the increase in shipments of cold-rolled products to Wheeling-Nisshin, which uses cold-rolled coils as a substrate to manufacture a variety of coated products, including hot-dipped galvanized and aluminized coils for the automotive, appliance and construction markets. The converters/processors industry also represents a major outlet for our hot-rolled products, which are converted into finished commodities such as pipe, tubing and cold-rolled strip.

          Construction. The shipments to the construction industry are heavily influenced by fabricated product sales. We service the non-residential and agricultural building and highway industries, principally through shipments of hot-dipped galvanized and painted cold-rolled products. We have been able to market our products into broad geographical areas due to our numerous regional facilities.

          Agriculture. The shipments to the agricultural market are principally sales of roll-formed, corrugated sheets, which are used as roofing and siding in the construction of barns, farm machinery enclosures and light commercial buildings.

          Containers. The vast majority of shipments to the container market are concentrated in tin mill products, which are utilized extensively in the manufacture of food, aerosol, beverage and general line cans. The container industry has represented a stable market. The balance of shipments to this market consists of cold-rolled products for pails and drums. As a result of our OCC joint venture, we phased out our existing tin mill production facilities. WPSC and Nippon Steel Trading America distribute tin products produced by OCC.

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

          Automotive. Unlike many of our competitors, we are not heavily dependent on shipments to the automotive industry. However, we have been suppliers of tin mill products for automotive applications, such as oil filters and gaskets.

          Appliances. The shipments to the appliance market are concentrated in hot-dipped galvanized and hot-rolled coils. These products are furnished directly to appliance manufacturers as well as to blanking, drawing and stamping companies that supply original equipment manufacturers. We have concentrated on niche product applications primarily used in washer/dryer, refrigerator/freezer and range appliances.

SALES AND MARKETING

     Our sales and marketing functions are located in our Wheeling, West Virginia, headquarters. Sales are handled by customer service employees and sales personnel. We advertise and promote our products and services principally at industry conventions and trade shows where we distribute brochures promoting all of our product lines.

     Our customer service personnel respond to price quotation requests and accept incoming orders from, and provide order status and shipping information to, our customers. Our sales force contacts existing and potential customers directly to promote our products and also collects field intelligence for the marketing group. Our marketing department analyzes the needs of our current customers and our product mix and identifies market opportunities. The marketing department also determines pricing, product mix, lead times, and freight equalization, performs order entry, and responds to requests for data from various trade organizations and governmental agencies.

     Our sales force separates into two distinct sales groups consisting of our steel division and WCC, our corrugating division. Steel division products include, in ascending value order, hot-rolled, cold-rolled, galvanized steel products and tin mill products. Generally, there are improved margins within each category because selling prices increase and cost absorption is enhanced as steel is processed from hot-rolled to cold-rolled to galvanized. WCC is divided into three unique product groups, including construction products, agricultural products and specialty products. WCC's product groups are higher value added than those of our steel division.

     Our commercial sales and marketing strategy has the following three main aspects:

     - Optimize the Sale of Down-Stream Value-Added Products. Our strategy is to continue to move our product mix away from the commodity markets and hot-rolled products and toward higher value-added products with a higher engineering content and products that go to final customers. We intend to increase our market penetration of cold-rolled products and reduce our reliance on hot-rolled products through capital expenditures and changes in operating practices at our Allenport and Yorkville cold finishing mills. Expanding WPSC's role by providing Class I cold-rolled products as well as "single billing" that includes various outside services, increases product offerings to existing and potential customers. These initiatives attract the desirable OEM marketplace and reduce reliance on service centers.

     - Reduce Reliance on the Spot Market. While product mix is a key profit factor, so too is customer mix. We believe that contract business (in excess of three months) offers insulation from the volatility of the spot market. However, contract type business also could limit upside potential in a tight market situation. A reasonable balance offers relatively predictable volumes, and an opportunity to enhance product mix as well as to enjoy spot opportunities. Our steel division has targeted sales to end use customers at 50%, as opposed to current sales of approximately 29%, because end users typically fall into the contract business category. Generally, end users are more concerned with reliability, quality and consistency than are service centers and converters and processors. Our steel side commercial strategy is to enhance profitability through an ever-improving product mix and to target customers that purchase our products over prolonged periods of time and value consistency of supply.

     - Promote Services as a Means to Differentiate From Other Producers. We believe that our company is a more attractive alternative than the larger steel producers. Serving customers of smaller volume is an important part of our culture. These customers are typically more loyal and less price sensitive than larger customers. There is a high degree of customer involvement at the most senior levels of our company's management. This access improves dialogue on market conditions, quality and any other issues deemed important by our company's customers. Planned information technology development within our company may enhance customer satisfaction and streamline customer service through improved delivery performance and reduction of invoicing errors and entry delays. These enhancements to our order entry, scheduling and invoicing systems are expected to cost approximately $1.6 million and be in place during the first quarter of 2005. Advanced information technology may enhance our marketplace image and functionality. Additional data analysis is expected to be added in the future for customer access and use, including order tracking and pricing inquiries. These service initiatives are a key factor in differentiating our company from other steel mills.

MANUFACTURING PROCESS

     In our primary steel-making process, iron ore pellets, coke, limestone and other raw materials are consumed in the blast furnace to produce hot metal. Hot metal is further converted into liquid steel through our basic oxygen furnace process where impurities are removed, recycled scrap is added and metallurgical properties for end use are determined on a batch-by-batch (heat) basis. Our basic oxygen furnace has two vessels, each with a steel-making capacity of 285 tons per heat. From the basic oxygen furnace, the heats of steel are sent to the ladle metallurgy facility, where the temperature and chemistry of the steel are adjusted to precise tolerances. Liquid steel from the ladle metallurgy facility then is formed into slabs through the process of continuous casting. After continuous casting, slabs are reheated, reduced and finished by extensive rolling, shaping, tempering and, in certain cases, by the application of coatings at our downstream operations. Finished products are normally shipped to customers in the form of coils or fabricated products. We have linked our steel-making and rolling equipment with a computer based manufacturing control system to coordinate production tracking and status of customer orders.

     Under our current business plan, we intend to transform our manufacturing operations with the construction of a new electric arc furnace. Utilizing both electric energy and oxygen injection, the electric arc furnace process melts recycled scrap and scrap substitutes, rather than iron ore and coal, to produce liquid steel. In addition, the electric arc furnace process to be utilized has the opportunity to use liquid iron as a metallic input, which can be produced using our blast furnace. The process also includes a reliable scrap preheating system to reduce electric power requirements. The introduction of the electric arc furnace should allow us to maximize cash flow by utilizing the lowest cost competing raw materials.

RAW MATERIALS

     We have a long-term contract to purchase our iron ore requirements through 2009. The iron ore price is based upon prevailing world market prices less 3%. We generally consume approximately 3 million gross tons of iron ore pellets in our blast furnaces annually. We also obtain iron ore from spot and medium-term purchase agreements at prevailing world market prices which have been relatively stable in recent years.

     We have a long-term supply agreement with a third party to provide us with a substantial portion of our metallurgical coal requirements at competitive prices which have remained relatively stable in recent years. Our coking operations require a substantial amount of metallurgical coal.

     We currently produce approximately 90% to 95% of our coke requirements and burn the resultant by-product coke oven gas in downstream operations instead of natural gas. In 2002, we consumed approximately 1.6 million tons of coking coal in the production of blast furnace coke. We sell our excess coke oven by-products to third party trade customers.

     Our operations require material amounts of other raw materials, including limestone, oxygen, natural gas and electricity. These raw materials are readily available and are purchased on the open market. The cost of these materials has been susceptible in the past to price fluctuations, but worldwide competition in the steel industry has frequently limited the ability of steel producers to raise finished product prices to recover higher material costs. Certain of our raw material supply contracts provide for price adjustments in the event of increased commodity or energy prices. Natural gas prices have been volatile in the past, having increased 48% in 2000 and 24% in 2001 before declining 25% in 2002. Natural gas prices increased dramatically in early 2003 and remain higher than historical levels due to an unusually long and cold winter followed by military action in Iraq. Limestone, oxygen and electricity prices have remained relatively stable in recent years.

     We are presently dependent on external steel scrap for approximately 11.8% of our steel melt. The introduction of our new electric arc furnace will increase our dependence on external scrap. Since there tends to be a direct correlation between the cost of scrap and the market price of hot-rolled steel products, the price of scrap is expected to rise and fall as the price of our steel products rise and fall with the market. Our geographic location with respect to scrap generators and rail and water transportation systems, together with the fact that the United States is currently a net exporter of scrap, supports our belief that scrap will be readily available to us and that our scrap purchases will not disrupt market prices, or historical relationships between scrap prices and steel product sales. Also, the new electric arc furnace will be able to accept liquid iron as a metallic input, which is expected to provide the Company the flexibility to manage the cost of the metallic inputs of scrap versus iron ore.

BACKLOG

     Our steel division backlog was 361,465 net tons at September 30, 2003, compared to 315,749 net tons at September 30, 2002 and 312,177 net tons at December 31, 2002. Most orders related to the backlog at September 30, 2003 are expected to be shipped during the fourth quarter of 2003, subject to delays at the customers' request. The order backlog represents orders received but not yet completed or shipped. In times of strong demand, a higher order backlog may allow us to increase production runs, thereby enhancing production efficiencies.

ENERGY REQUIREMENTS

     Many of our major facilities that use natural gas have been equipped to use alternative fuels. During 2002, coal constituted approximately 70% of our total energy consumption, natural gas 24% and electricity 6%. In recent months, natural gas prices have fluctuated significantly. We continually monitor our operations regarding potential equipment conversion and fuel substitution to reduce energy costs.

EMPLOYMENT

     At September 30, 2003, we had 3,293 employees of whom 2,591 were represented by USWA, 78 were represented by other unions, 578 were salaried employees and the remaining 46 were non-union operating employees. We have not recently experienced any work stoppages. The last work stoppage we experienced was in 1997. On August 12, 1997, WPSC and USWA entered into a labor agreement, which was restated and modified on October 1, 2001 and further modified on January 15, 2002 and on the effective date of our plan of reorganization pursuant to a new labor agreement between WPC, WPSC and USWA, which expires (if not previously terminated) on September 1, 2008. The labor agreement includes, among other things, a retiree incentive program for up to 650 employees, provisions regarding wages, health care and pension benefits, profit sharing and employee security.

COMPETITION

     The steel industry is cyclical in nature and has been marked historically by overcapacity, resulting in intense competition. We face increasing competitive pressures from several types of companies, including:

     - mini-mills, such as Nucor Corporation and Gallatin Steel Company;

     - processors, such as GalvTech LP and Winner Steel, Inc.;

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

     - domestic integrated steel producers, such as Rouge Steel Company, United States Steel Corporation, Weirton Steel Corporation, International Steel Group Inc. (formerly LTV Steel Company, Inc.), AK Steel Corporation and WCI Steel, Inc.; and

     - steel producers from Europe, Asia and other regions.

     We believe that the main competitive factors in our market are:

     - quality;

     - reliability;

     - product market price;

     - product offerings;

     - location and shipping costs; and

     - raw material and operating costs.

     Domestic integrated steel producers like us have lost market share in recent years to domestic mini-mill producers. Mini-mills are generally smaller-volume steel producers that melt ferrous scrap metals, their basic raw material, in electric furnaces. Although mini-mills generally produce a narrower range of steel products than integrated producers, mini-mills, which rely on less capital-intensive steel production methods, typically have certain advantages over integrated producers, such as lower capital expenditures for construction of facilities, lower raw material costs and limited ongoing capital needs to sustain operations. Additionally, since mini-mills typically are not unionized, they have more flexible work rules that have resulted in lower employment costs per net ton shipped. Since 1989, significant flat-rolled mini-mill capacity has been constructed and these mini-mills now compete with integrated producers in product areas that traditionally have not faced significant competition from mini-mills. These mini-mills compete with us primarily in the commodity flat-rolled steel market. In the long term, such mini-mills may also compete with us in producing value-added products. Mini-mills produced approximately 50.7% of domestic raw steel production in 2002.

     We compete with processors primarily in the commodity flat-rolled steel market and in the areas of slitting, cold-rolling and coating. In the long term, processors may also compete with us in producing value-added products.

     We also face competition from domestic and foreign integrated producers. The increased competition in commodity product markets influence integrated producers to increase product offerings to compete with our custom products. Additionally, as the single largest steel consuming country in the western world, the United States has long been a favorite market of steel producers in Europe and Japan. Steel producers from Korea, Taiwan, Brazil, and other large economies such as Russia and China have also recognized the United States as a target market. Steel imports of flat-rolled products as a percentage of domestic apparent consumption, excluding semi-finished steel, have been approximately 27% in 1998, 23% in 1999 and 2000, 20% in 2001 and 21% in 2002. Imports surged in
1998 due to severe economic conditions in Southeast Asia, Latin America, Japan and Russia, among others. Average import customs values in December 2002 continued to be depressed with the average import value of some key finished steel products below values reported in the depths of the 1998 crisis. World steel demand, world export prices, U.S. dollar exchange rates and the international competitiveness of the domestic steel industry have all been factors in these import levels.

     We also compete, in a sense, with producers of other materials that can be used in place of steel. Total annual steel consumption in the United States has fluctuated between 88 million and 126 million tons since 1991, declining from approximately 122 million tons in 1999 to approximately 112 million tons in 2001 and 2002. Imports of finished steel totaled approximately 27 million tons in 1999 and declined to approximately 24 million tons in 2001 and 2002. A number of steel substitutes, including plastics, aluminum, composites and glass, have reduced the growth of domestic steel consumption.

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

     The recent combination of increased domestic mini-mill capability, high U.S. dollar exchange rates, high import levels over several years and reduced domestic economic activity has resulted in dramatically reduced domestic prices for most products and extreme financial distress in the domestic steel industry. Since January 1998, over 30 steel companies, including our company, have filed for protection under Chapter 11 of the Bankruptcy Code.

     President Bush recently announced the rescission of trade remedies previously announced in March 2002, which were intended to provide protection against imports from certain countries. The elimination of the protections offered by these trade remedies is likely to lead to increased competition from foreign importers and to have an adverse effect on our business, financial condition or results of operations. In the near term this factor may be offset by a high level of steel imports into China, which has been experiencing rapid growth, by a lower U.S. dollar exchange rate, and higher ocean shipping costs.

PROPERTIES

  STEUBENVILLE COMPLEX

     We have one raw steel producing plant and various other finishing and fabricating facilities. The Steubenville complex is an integrated steel producing facility located at Steubenville and Mingo Junction, Ohio and Follansbee, West Virginia. The Steubenville complex includes coke oven batteries that generally produce all coke requirements, two operating blast furnaces, two basic oxygen furnaces, a two-strand continuous slab caster with an annual slab production capacity of approximately 2.8 million tons, an 80-inch hot strip mill and pickling and coil finishing facilities. A railroad bridge owned by us connects the Ohio and West Virginia locations, which are separated by the Ohio River. A pipeline is maintained for the transfer of coke oven gas for use as fuel from the coke plant to several other portions of the Steubenville complex. The Steubenville complex primarily produces hot-rolled products, which are either sold to third parties or shipped to other of our facilities for further processing into value-added products.

  OTHER PLANTS

     The following table lists our other principal plants and the annual capacity of the major products produced at each facility:

LOCATIONS AND OPERATIONS                       CAPACITY TONS/YEAR             MAJOR PRODUCT
------------------------                       ------------------             -------------
Allenport, Pennsylvania: Continuous pickler,
  tandem mill, temper mill and annealing
  lines......................................      1,120,000        Cold-rolled sheets
Beech Bottom, West Virginia: Paint lines.....        308,000        Painted steel in coil form
Martins Ferry, Ohio: Temper mill, zinc                              Hot-dipped galvanized sheets and
  coating lines..............................        750,000        coils
Yorkville, Ohio: Continuous pickler, tandem
  mill, temper mills and annealing lines.....        660,000        Blackplate and cold-rolled sheets

     All of the above facilities are currently owned by us and are regularly maintained in good operating condition. However, continuous and substantial capital and maintenance expenditures are required to maintain the operating facilities, to modernize finishing facilities in order to remain competitive and to meet environmental control requirements.

     We also own or lease fabricated products facilities at Fort Payne, Alabama; Houston, Texas; Lenexa, Kansas; Louisville, Kentucky; Minneapolis, Minnesota; Warren, Ohio; Gary, Indiana; Emporia, Virginia; Grand Junction, Colorado; Bradenton, Florida; Fallon, Nevada; and Rankin, Pennsylvania.

     We maintain regional sales offices in Chicago, Pittsburgh and our corporate headquarters in Wheeling, West Virginia.

     All of our property and equipment are subject to liens granted pursuant to our plan of reorganization, as described above under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

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

LEGAL PROCEEDINGS

     We are defendants from time to time in routine lawsuits incidental to our business. We do not believe that any proceedings, individually or in the aggregate, will have a material adverse effect on us.

  BANKRUPTCY FILING

     On November 16, 2000, WPC and eight of our then existing wholly-owned subsidiaries, which represented substantially all of our business, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Ohio. We commenced the Chapter 11 proceedings in order to restructure our outstanding debts and to improve our access to the additional funding that we needed to continue our operations. Throughout the Chapter 11 proceedings, we remained in possession of our properties and assets and continued to operate and manage our businesses with the then existing directors and officers as debtors-in-possession subject to the supervision of the Bankruptcy Court.

     As part of our Chapter 11 proceedings, we filed our original Joint Plan of Reorganization on December 20, 2002, our First Amended Joint Plan of Reorganization on January 9, 2003, our Second Amended Joint Plan of Reorganization on May 5, 2003 and our Third Amended Joint Plan of Reorganization on May 19, 2003, reflecting the final negotiations with pre-petition noteholders, pre-petition trade creditors and unionized employees. Our plan of reorganization was confirmed on June 18, 2003 and became effective on August 1, 2003.

  ENVIRONMENTAL MATTERS

     On or before June 30, 2003, we settled with the United States Environmental Protection Agency, or the EPA, in Bankruptcy Court all environmental related claims regarding pre-petition issues. These settled claims included all known sites at which we were previously identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, also known as CERCLA. These sites included the Breslube-Penn waste site in Coraopolis, Pennsylvania, the Buckeye waste site in St. Clairsville, Ohio and the Four County waste site in Fulton County, Indiana. These settlements discharged us from any future liability for CERCLA sites for all known claims that arose prior to May 16, 2001, the bar date for the filing of proofs of claims in our Chapter 11 cases.

     The EPA, through the Department of Justice, and we have settled on the amount of $7.1 million for all fines, penalties, economic benefit penalties, CERCLA sites, and reimbursement enforcement activities owed to the EPA for pre-petition activities or events. The EPA will share with other unsecured creditors, 15.9% of WPC's common stock issued in connection with our plan of reorganization.

     Additionally, the Ohio Environmental Protection Agency, referred to as the Ohio EPA, and we have stipulated to a total of $301,500 in claims consisting of:
(a) $200,000 in respect of a March 15, 2002 consent order regarding spent pickle liquor; (b) $24,000 in respect of a September 20, 1999 consent order regarding coke gas desulfurization exceedences; and (c) $77,500 in respect of a September 20, 1999 consent order regarding coke gas desulfurization exceedences.

     Currently, we estimate that penalties and fines for post-petition events and activities through September 30, 2003 total $1,793,000. These claims arise from post-petition violations of consent decrees, including: (a) $190,000 in respect of a July 1991 EPA consent decree for Ohio Valley water discharges; (b) $72,000 in respect of a September 20, 1999 Ohio EPA consent decree for our coke oven gas desulfurization facility; and (c) $1,531,000 in respect of a January 30, 1996 EPA consent decree for our coke oven gas desulfurization facility.

     We may be subject to additional penalties for post-petition violations of environmental laws that can be estimated only through future negotiations with state and federal environmental authorities.

     The Clean Air Act Amendments of 1990, or the Clean Air Act, directly affect the operations of many of our facilities, including coke ovens. Except as otherwise discussed below, we are currently operating in

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

compliance with the provisions of the Clean Air Act. However, under the Clean Air Act, coke ovens generally will be required to comply with progressively more stringent standards that will result in an increase in environmental capital expenditures and costs for environmental compliance. The projected environmental expenditures include amounts that will be spent on projects relating to compliance with these standards.

     In an action brought in 1985 in the U.S. District Court for the Northern District of West Virginia, the EPA claimed violations of the Solid Waste Disposal Act at a surface impoundment area at the Follansbee facility. The EPA and we entered into a consent decree in October 1989 requiring certain soil and groundwater testing and monitoring. The surface impoundment has been removed and a final closure plan has been submitted to the EPA.

     In June 1995, the EPA ordered corrective action affecting other areas of the Follansbee facility. The EPA sought to require us to perform a site investigation of the Follansbee plant. We actively contested the EPA's jurisdiction to require a site investigation, but subsequently agreed to comply with a final administrative order issued by the EPA in June 1998 to conduct a Resource Conservation and Recovery Act Facility Investigation to determine the nature and extent of soil and groundwater contamination and appropriate clean up methods. Upon approval by the EPA of our investigation workplan, our investigation could commence as early as the second half of 2003. Following our investigation, we expect that remediation measures will be necessary. Such remediation measures could commence within the next three to five years with the aggregate expenditure of approximately $5 million to $10 million or more. We have reserved approximately $5.2 million for such remediation measures. However, until the EPA approves our investigation report, soil testing is completed, and remediation standards are negotiated.

     We are currently operating in substantial compliance with three consent decrees (two with the EPA and one with the Pennsylvania Department of Environmental Protection) with respect to wastewater discharges at Allenport, Pennsylvania and Mingo Junction, Steubenville and Yorkville, Ohio. All of the foregoing consent decrees are nearing expiration. A petition to terminate the Allenport consent decree was filed in 1998.

     As part of our efforts to resolve disputed enforcement issues with the Ohio EPA and the Ohio Attorney General related to a June 1999 lawsuit brought by the State of Ohio, we agreed to file a plan for closure of a spent pickle liquor storage transfer system at our Yorkville, Ohio plant. The Ohio EPA made unilateral modifications to the plan that imposed significant additional requirements on us. We timely appealed the plan as modified to the Ohio Environmental Review Appeals Commission on July 9, 1999, challenging the additional requirements imposed by the Ohio EPA. Pursuant to ongoing settlement discussions, we subsequently agreed to submit a revised closure plan. The Ohio EPA again made unilateral modifications to the revised plan that imposed significant additional requirements on us. We timely appealed the revised plan as modified to the Ohio Environmental Review Appeals Commission on May 25, 2000, challenging the Ohio EPA's authority to impose the additional requirements. We withdrew both plans in December 2000. We reached an agreement with the Ohio EPA on the ongoing management of the spent pickle liquor as set forth in a March 15, 2002 consent order referred to above, and we subsequently withdrew the appeal.

     The EPA conducted a multimedia inspection of our Steubenville, Mingo Junction, Yorkville and Martins Ferry, Ohio facilities in March and June 1999. The inspection covered all environmental regulations applicable to these plants. We have received two notices of violation from the EPA for alleged air violations, but have not yet received notice of any violations of water or waste laws. We have been working closely with the EPA to resolve outstanding issues identified in the EPA's multimedia inspection. We have reserved $1.4 million for resolution of such outstanding issues, the cost of which cannot be projected. We are continuing to explore settlement with the EPA regarding such outstanding issues. Following future negotiations with the associated environmental regulatory agencies, we will be required to upgrade certain of our environmental control systems and such upgrades are expected to cost approximately $11.7 million. These upgrades are reflected in our business plan as a capital expenditure.

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

     On May 12, 2000, the West Virginia Division of Environmental Protection issued a unilateral order requiring that we remove certain coal tar deposits from the bed of the Ohio River. We timely appealed such unilateral order to the West Virginia Environmental Quality Board on June 13, 2000. WPSC and the West Virginia Division of Environmental Protection subsequently entered into a consent order on or about September 12, 2000, and the appeal was withdrawn. Under the consent order, we have agreed to undertake certain actions by particular dates, including monitoring, development of work plans, and removal of certain coal tar deposits from the bed of the Ohio River. We spent approximately $1.4 million on these activities in 2002, and expect to spend an additional $800,000 to complete the work in 2003.

     We are aware that potential environmental liabilities could arise from operations, including leaking underground and aboveground storage tanks, and the disposal and storage of residuals on our property. Each of these situations would be assessed and remediated in accordance with regulatory requirements.

     After adjusting for the resolution of pre-petition claims described above, accrued environmental liabilities total $11.3 million as of September 30, 2003. Our management believes, based on its best estimate that we have adequately provided for remediation costs that might be incurred or penalties that might be imposed under present environmental laws and regulations. However, as discussed above, final agreement with applicable regulatory agencies has yet to be reached in a number of instances. In addition, unasserted claims may exist of which management is presently unaware and therefore unable to evaluate. As a result, there is at least a reasonable possibility that material additional losses may have been incurred, the amount of which we cannot estimate.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our company's quantitative and qualitative disclosures about market risk include forward-looking statements with respect to management's opinion about the risk associated with our financial instruments. These statements are based on certain assumptions with respect to market prices, interest rates and other industry-specific risk factors. To the extent these assumptions prove to be inaccurate, future outcomes may differ materially from those discussed herein.

  COMMODITY PRICE RISK AND RELATED RISKS

     In the normal course of business, our company is exposed to market risk or price fluctuation related to the purchase, production or sale of steel products. In addition, prices for our raw materials, natural gas and electricity requirements are subject to frequent market fluctuations. Our company's market risk strategy generally has been to obtain competitive prices for our products and services and to allow operating results to reflect market price movements dictated by supply and demand. Additionally, we periodically enter into contracts for the advance purchase of natural gas in an effort to hedge against market fluctuations. Due to "mark to market" provisions in these contracts, as our market exposure decreases, we can be required to make advance payments that ultimately are recovered upon delivery of the commodity, but which can temporarily reduce our liquidity until that time.

  INTEREST RATE RISK

     The fair value of cash and cash equivalents, receivables and accounts payable approximate their carrying values and are relatively insensitive to changes in interest rates due to their short-term maturity.

     Under the Bankruptcy Code, interest is generally not allowable on unsecured pre-petition obligations. With respect to post-petition indebtedness, at December 31, 2002, we had outstanding $55.56 million aggregate principal amount of debt under fixed-rate instruments and $136.68 million aggregate principal amount of debt under variable-rate instruments. Pursuant to our plan of reorganization, substantially all of our pre-reorganization debt was repaid or otherwise satisfied and we entered into new credit facilities. Under those new credit facilities, at September 30, 2003, we had outstanding $86.4 million aggregate principal amount of debt under fixed-rate instruments and $329.6 million aggregate principal amount of debt under variable-rate instruments. Since our portfolio of debt is comprised primarily of variable-rate instruments, the fair value of the debt is relatively insensitive to the effects of interest rate fluctuations.

However, our interest expense is sensitive to changes in the general level of interest rates. A 100 basis point increase in the average rate for the variable rate debt would have increased our third quarter 2003 interest expense by approximately $0.6 million.

  CREDIT RISK

     Counter parties expose our company to credit risk in the event of non-performance. We continually review the creditworthiness of our counterparties.

  FOREIGN CURRENCY EXCHANGE RISK

     Our company has limited exposure to foreign currency exchange risk as almost all of our transactions are denominated in U.S. dollars.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to directors and executive officers of WPC and WPSC as of December 31, 2003:

NAME                                        AGE                    POSITION
----                                        ---                    --------
James G. Bradley..........................  58    President and Chief Executive Officer of
                                                  WPC and WPSC, Class 3 Director of WPC and
                                                  Director of WPSC
Paul J. Mooney............................  52    Executive Vice President and Chief
                                                  Financial Officer of WPC and WPSC, Class 1
                                                  Director of WPC and Director of WPSC
John W. Testa.............................  67    Vice President, Secretary and Treasurer of
                                                  WPC, Senior Vice President, Chief
                                                  Restructuring Officer and Secretary of WPSC
                                                  and Director of WPSC
Daniel C. Keaton..........................  53    Senior Vice President, Human Resources and
                                                  Public Relations of WPSC
Donald E. Keaton..........................  44    Vice President, Steel Manufacturing and
                                                  Procurement of WPSC
Harry L. Page.............................  57    Vice President, Engineering, Technology &
                                                  Metallurgy of WPSC
James E. Muldoon..........................  59    Vice President, Business Development, of
                                                  WPSC
Steven W. Sorvold.........................  49    Vice President, Commercial, of WPSC and
                                                  Chief Operating Officer of Wheeling
                                                  Corrugating Company
Jim Bowen.................................  68    Class 2 Director of WPC
Edward J. Curry, Jr. .....................  57    Class 3 Director of WPC
Michael Dingman...........................  49    Class 2 Director of WPC
Robert E. Heaton..........................  73    Class 3 Director of WPC
Roland L. Hobbs...........................  71    Class 2 Director of WPC and Director of
                                                  WPSC
Alicia H. Munnell.........................  61    Class 1 Director of WPC
D. Clark Ogle.............................  56    Class 2 Director of WPC
James B. Riley............................  52    Class 3 Director of WPC
Lynn R. Williams..........................  79    Class 1 Director of WPC

     JAMES G. BRADLEY has been a director of WPC since August 2003 and the President and Chief Executive Officer of WPC and WPSC since April 1998. Mr. Bradley was an Executive Vice President of WHX Corporation from April 1998 to August 2003. Previously, he was the President and Chief Operating Officer of Koppel Steel Company from October 1997 to April 1998. From October 1995 to October 1997, Mr. Bradley served as Executive Vice President -- Operations of WPSC and as Vice President of WHX Corporation. Mr. Bradley has been a director of WPSC since November 2000.

     PAUL J. MOONEY has been a director of WPC since August 2003 and an Executive Vice President and the Chief Financial Officer of WPC and WPSC since October 1997. Previously, he served as the Vice President of WHX Corporation from October 1997 to December 2001. From 1985 to November 1997, Mr. Mooney was a Client Service and Engagement Partner of PricewaterhouseCoopers LLP. He also served, from July 1996 to November 1997, as the National Director of Cross Border Filing Services with the Accounting, Auditing and SEC Services Department of PricewaterhouseCoopers LLP, and from 1988 to June 1996, as the Pittsburgh Site Leader of PricewaterhouseCoopers LLP's Accounting and Business Advisory Services Department. Mr. Mooney has been a director of WPSC since July 2003.

     JOHN W. TESTA has been a Vice President and the Secretary and Treasurer of WPC since July 2001. Additionally, since July 2001, Mr. Testa has been a Senior Vice President and the Chief Restructuring Officer and Corporate Secretary of WPSC. He served as a consultant from November 2000 to July 2001 and as Vice President -- Office of the Chairman of WPC from February 1999 to November 2000. Additionally, Mr. Testa served as Vice President, Secretary & Treasurer of WPSC from February 1994 to February 1999 and as Vice President and Treasurer of WPSC from May 1980 to February 1994. Mr. Testa has been a director of WPSC since July 2003.

     DANIEL C. KEATON has been the Senior Vice President, Human Resources and Public Relations of WPSC since 1999, and he served as Vice President, Human Resources of WPSC from 1992 to 1999. Previously, Mr. Keaton, held various labor relations and human resources positions at WPSC from 1981 to 1992.

     DONALD E. KEATON has been the Vice President, Steel Manufacturing and Procurement of WPSC since February 2001. Previously, he served as the Vice President, Primary Operations of WPSC from October 1998 to February 2001, and as Division Manager -- Ironmaking of WPSC from September 1997 to October 1998.

     HARRY L. PAGE has been the Vice President, Engineering, Technology & Metallurgy of WPSC since January 1999. From March 1998 to January 1999, he served as Vice President, Engineering and Environmental Control of WPSC. Prior to joining WPSC, Mr. Page was the Senior Director, Engineering, Cleveland works of LTV Steel Company, Inc. from December 1997 to March 1998 and the General Manager of Engineering and Asset Management of LTV Steel from June 1993 to December 1997. Mr. Page held various engineering positions of increasing responsibility at LTV Steel from 1968 to 1998.

     JAMES E. MULDOON has been the Vice President of WPSC since October 1998 and Division President of Wheeling Corrugating Company, a division of WPSC, since August 2000. Previously, Mr. Muldoon served as a Vice President of Wheeling Corrugating Company from October 1998 to August 2000, and as Vice President of Purchasing, Traffic and Raw Materials of Wheeling Corrugating Company from October 1997 to October 1998. Prior to joining Wheeling Corrugating Company, Mr. Muldoon worked as the General Manager of Purchasing for the former steel business (now known as United States Steel Corporation) of USX Corporation (now known as Marathon Oil Corporation) from 1987 to 1997.

     STEVEN W. SORVOLD has been the Vice President, Commercial of WPSC since August 2003. From January 2002 to August 2003, he served as the General Manager, Commercial, Steel Division of WPSC, with responsibility for all of WPSC's commercial operations. Mr. Sorvold has more than 24 years of commercial and management experience in the steel industry. From January 2000 to January 2002, he was General Manager of Custom and Specialty Products for Wheeling Corrugating Company, a division of WPSC. Previously, he worked with Armco Steel Co. (now known as AK Steel Corporation) as General Manager, Sales and Marketing, Coated Products from January 1995 to January 2000. In addition, Mr. Sorvold was employed by National Steel Service Center and by United States Steel Corporation.

     JIM BOWEN became a director of WPC in August 2003. Since November 1997, Mr. Bowen has served as the President of the West Virginia AFL-CIO. Previously, Mr. Bowen served as Vice President for both the West Virginia and the Ohio AFL-CIO. Mr. Bowen was an active member of the United Steelworkers of America for forty-two years, and an International Representative for thirty-two years. He has been involved with the West Virginia AFL-CIO since 1965. Mr. Bowen has served as a director of WPSC from July 1998 to August 2003.

     EDWARD J. CURRY, JR. became a director of WPC in August 2003. Mr. Curry has worked as a management consultant with Curry & Hurd LLC providing merger and acquisition, strategic planning and operations consulting since October 2000. From September 1995 to September 2000, Mr. Curry served as Executive Vice President and Chief Operating Officer of Moore Products Co. (acquired by Siemens Energy & Automation, Inc. in February 2000), an international developer and manufacturer of process measurement and control instrumentation, systems and dimensional measurement solutions. Mr. Curry is a certified public accountant in the State of Pennsylvania.

     MICHAEL DINGMAN became a director of WPC in August 2003. Since September 2000, Mr. Dingman has served as the Chief Financial Officer of Intrado, Inc., a provider of 9-1-1 information services and systems to telecommunications companies. Prior to joining Intrado, Mr. Dingman had been the Chief Financial Officer and Treasurer of Internet Commerce and Communication (formerly RMI NET, Inc.) from March 1999 to August 2000. Mr. Dingman's prior work experience includes five years of banking in merger and acquisitions with Lazard Freres in New York during the late 1980's, three years as an independent consultant specializing in debt restructuring and workouts during the early 1990's and five years as an investment advisor specializing in corporate retirement plans and high-net-worth accounts.

     ROBERT E. HEATON became a director of WPC in August 2003. Mr. Heaton has been a director of Blonder Tongue Laboratories, Inc. since March 1998. He also presently serves on the board of directors of Calstrip Steel Corp. and the Board of Directors and Audit Committee of Bayou Steel Corp. From April 1993 through April 1995, Mr. Heaton served as Vice Chairman of the Stainless Steel Group of Lukens, Inc. From April 1981 through April 1993, Mr. Heaton was President and Chief Executive Officer of Washington Steel Corporation until it was acquired by Lukens, Inc. Mr. Heaton is a past Chairman of the Specialty Steel Industry of North America.

     ROLAND L. HOBBS has been a director of WPC since 1998 and, from 2000 to August 2003, he was a director of WPSC. He has been a director of WesBanco Inc., a multi-state bank holding company, since 1976 and Chairman of Oglebay Foundation, Inc. Mr. Hobbs is a member, Wheeling Park Commission. Mr. Hobbs has been a director of WPSC since July 2003 and had been a director of WPSC for several years prior to our reorganization.

     ALICIA H. MUNNELL became a director of WPC in August 2003. Since 1997, Ms. Munnell has served as the Peter F. Drucker Professor in Management Sciences at Boston College's Carroll School of Management. Previously, Ms. Munnell was a member or the President's Council of Economic Advisers and Assistant Secretary of the U.S. Treasury For Economic Policy. Ms. Munnell spent most of her career at the Federal Reserve Bank of Boston where she became Senior Vice President and Director of Research in 1984. Ms. Munnell's husband is a partner at Bingham McCutchen LLP, a law firm retained by us during the current and immediately prior fiscal year.

     D. CLARK OGLE became a director of WPC in August 2003. Since August 2002, Mr. Ogle has served as the Chief Executive Officer of Nationsrent, Inc., a $500 million publicly traded company which emerged from Chapter 11 bankruptcy in June 2003. Previously, Mr. Ogle served as President and Chief Executive Officer of Samsonite Commercial Furniture, Inc. from February 2002 to August 2002; as President and Chief Executive Officer of Johnston Industries, a textile company, from March 1998 to July 2001; and as Managing Director of KPMG Peat Marwick LLP, leading the Recovery Practice of the retail and wholesale food industry, from October 1996 to March 1998. Prior to joining KPMG, he was President and Chief Executive Officer of Teamsports, Inc., a sportswear distributor. In addition, Mr. Ogle has held several other senior executive positions in the food and food distribution industry.

     JAMES B. RILEY became a director of WPC in August 2003. Since January 2001, Mr. Riley has served as Senior Vice President and Chief Financial Officer of Chiquita Brands International, Inc. Previously, Mr. Riley served as Senior Vice President and Chief Financial Officer of the Elliott Company from May 1999 to January 2001; as Principal of James Burns Riley & Associates from September 1998 to May 1999; and as Executive Vice President and Chief Financial Officer of Republic Engineered Steels, Inc. from November 1989 to September 1998. Mr. Riley has also held various positions with LTV Steel Company, including Manager of Financial Analysis and Planning, Controller Coal Division, Manager of Seamless Pipe Operations, Assistant to the President and Assistant Controller Raw Materials and Assistant Controller of the Bar Division.

     LYNN R. WILLIAMS became a director of WPC in August 2003. From 1997 to 2003, Mr. Williams served as President of the Steelworkers Organization of Active Retirees. Previously, Mr. Williams was the President Emeritus of the United Steelworkers of America, serving from November 1983 to March 1994. Additionally, since March 1994, Mr. Williams has served as an arbitrator for the AFL-CIO under Article XXI of its constitution. Mr. Williams has served on various boards of directors, including the board of WPSC from January 2001 to August 2003 and from July 1998 to November 2000, the board of WHX Corporation from December 1995 to December 1997, the board of Republic Engineered Products LLC since August 2002, and the board of Republic Technologies International from August 1999 to August 2002.

SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning the annual and long-term compensation in each of the last three fiscal years for our Chief Executive Officer and our four other most highly compensated executive officers.

                                                          ANNUAL COMPENSATION
                                                  -----------------------------------
                                                                         OTHER ANNUAL    ALL OTHER
                                                                         COMPENSATION   COMPENSATION
NAME AND PRINCIPAL POSITION                YEAR   SALARY($)   BONUS($)      ($)(1)         ($)(2)
---------------------------                ----   ---------   --------   ------------   ------------
James G. Bradley.........................  2002    357,917      --           --            17,500
  President and Chief Executive            2001    385,000                                 14,350
  Officer of WPC and WPSC                  2000    400,000                                 12,350
Paul J. Mooney...........................  2002    246,068      --           --            40,057(3)(4)
  Executive Vice President and Chief       2001    264,687                                 35,296(5)
  Financial Officer of WPC and WPSC        2000    275,000                                 35,996(5)
Donald E. Keaton.........................  2002    160,053      --           --             9,831
  Vice President of WPSC                   2001    154,997                                  8,594
                                           2000    147,000                                  8,305
Harry L. Page............................  2002    151,505      --           --            17,719
  Vice President of WPSC                   2001    149,187                                 13,433
                                           2000    155,000                                 14,025
Daniel C. Keaton.........................  2002    147,641      --           --            14,025
  Senior Vice President of WPSC            2001    158,813                                 13,281
                                           2000    165,000                                 11,919

---------------

(1) Excludes perquisites and other personal benefits unless the aggregate amount of such compensation exceeds the lesser of either $50,000 or 10% of the total annual salary and bonus reported for such named executive officer.

(2) Amounts shown, unless otherwise noted, reflect company contributions to pension plans.

(3) Includes a payment of $25,000 in lieu of insurance premium.

(4) Excludes the cash surrender value of $75,005.12 for an insurance policy purchased for Mr. Mooney and transferred to him in 2002.

(5) Includes insurance premiums paid by our company in 2001 and 2000 of $25,000.

OPTION EXERCISES AND OPTION VALUES

     The following table sets forth information concerning each exercise of stock options by our Chief Executive Officer and each of our other four most highly compensated executive officers during fiscal year 2002 and the value of unexercised "in-the-money" options at the end of that fiscal year. The options listed in the following table were granted to our executive officers pursuant to a stock option plan maintained by

WHX Corporation, the former parent company of WPC, and are exercisable for shares of WHX Corporation common stock.

                                                                                               VALUE OF
                                                                           NUMBER OF        UNEXERCISED IN-
                                                                          UNEXERCISED          THE-MONEY
                                                                       OPTIONS AT FISCAL   OPTIONS AT FISCAL
                                       SHARES                              YEAR-END            YEAR-END
                                     ACQUIRED ON                         EXERCISABLE/        EXERCISABLE/
NAME                                 EXERCISE(#)   VALUE REALIZED($)   UNEXERCISABLE(#)    UNEXERCISABLE($)
----                                 -----------   -----------------   -----------------   -----------------
James G. Bradley...................       0                0               86,667/0               0/0
Paul J. Mooney.....................       0                0               13,333/0               0/0
Donald E. Keaton...................       0                0                8,333/0               0/0
Harry L. Page......................       0                0               11,666/0               0/0
Daniel C. Keaton...................       0                0               28,334/0               0/0

PENSION PLAN TABLE

     We maintain a supplemental defined benefit plan for all of our salaried employees hired before February 1, 1998. The following table shows the estimated annual retirement benefits in straight life annuity amounts payable to our salaried employees upon normal retirement at age 62 under our defined benefit plan.

                                                            ANNUAL ESTIMATED BENEFITS
                                                       YEARS OF CREDITED SERVICE AT AGE 62
                                                    ------------------------------------------
FINAL AVERAGE COMPENSATION                            15       20       25       30       35
--------------------------                          ------   ------   ------   ------   ------
125,000...........................................  24,375   32,500   40,625   48,750   56,875
150,000...........................................  29,250   39,000   48,750   58,500   68,250
175,000...........................................  34,125   45,500   56,875   68,250   79,625
200,000...........................................  39,000   52,000   65,000   78,000   91,000
225,000...........................................  39,000   52,000   65,000   78,000   91,000
250,000...........................................  39,000   52,000   65,000   78,000   91,000
300,000...........................................  39,000   52,000   65,000   78,000   91,000
400,000...........................................  39,000   52,000   65,000   78,000   91,000
500,000...........................................  39,000   52,000   65,000   78,000   91,000

     Compensation for pension calculation purposes includes base salary and all other earnings including periodic bonuses. Items such as relocation allowance and leased automobile allowances are excluded. Compensation for all of the named executive officers does not substantially differ from that set forth above in the Summary Compensation Table except for the restrictions required by Internal Revenue Service statutory limits.

     The years of credited service as of September 30, 2003 for each of the named executive officers were as follows: James G. Bradley -- 8 years; Paul J. Mooney -- 6 years; Donald E. Keaton -- 6 years: Harry L. Page -- 5 years; and Daniel C. Keaton -- 22 years.

     Benefits for the supplemental defined benefit pension plan are computed by multiplying the employee's final average compensation by 1.3% multiplied by the number of years of continuous service at termination. This amount is actuarially reduced for retirement prior to age 62 and is only offset by the annuitized value of the account balance in the salaried defined contribution pension plan and the vested benefit, if any, of the prior terminated defined benefit pension plan. For purposes of computing benefits under the supplemental defined benefit pension plan, the term "final average compensation" means the highest consecutive 36 months of compensation in the final 120 months of employment.

ELECTION OF DIRECTORS

     WPC's board of directors consists of eleven members who are divided into three classes, with one class serving until the date of the 2004 annual meeting of stockholders, one class serving until the date of the 2005 annual meeting of stockholders and one class serving until the date of the 2006 annual meeting of stockholders. Unless changed otherwise by a vote of the stockholders, upon the expiration of the term of office of each class of directors, the directors of such class or their successors shall be elected only for a term of one year, and beginning with the 2006 annual meeting, all directors will be elected annually for a term of one year.

     Paul J. Mooney, Alicia H. Munnell, and Lynn R. Williams serve in the class whose initial term expires in 2004; Jim Bowen, Michael Dingman, Roland L. Hobbs, and D. Clark Ogle serve in the class whose initial term expires in 2005; James
G. Bradley, Edward J. Curry, Jr., Robert E. Heaton, and James B. Riley serve in the class whose initial term expires in 2006.

     WPSC's board of directors consists of four members who are elected annually.

COMPENSATION OF DIRECTORS

     We reimburse directors for reasonable out-of-pocket expenses incurred in attending meetings of our board of directors. Directors are also eligible to receive grants of stock options and awards under our management stock incentive plan.

BOARD COMMITTEES

     WPC's board of directors has established an audit committee, a compensation committee, a nominating/governance committee, a safety committee, an executive committee and a finance committee.

     The audit committee consists of Edward J. Curry, Jr., Michael Dingman, Robert E. Heaton, Roland L. Hobbs and James B. Riley. The audit committee has oversight responsibility for all financial reporting and risk management functions and reviews the professional services provided by our independent auditors, the independence of our auditors from our management, our annual financial statements and our system of internal accounting controls. The audit committee also reviews other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention.

     The compensation committee consists of Jim Bowen, Edward J. Curry, Jr., Alicia H. Munnell and D. Clark Ogle. The compensation committee has authority over all compensation matters for senior executives. It reviews executive salaries, administers bonuses, incentive compensation and stock plans and approves the salaries and other benefits of our executive officers. In addition, the compensation committee consults with our management regarding our benefit plans and compensation policies and practices.

     The nominating/governance committee consists of Michael Dingman, Roland L. Hobbs and D. Clark Ogle and is responsible for the selection of nominees for election to the board of directors.

     The executive committee consists of James G. Bradley, Robert E. Heaton, Roland L. Hobbs and James B. Riley and is authorized to act on behalf of the full board of directors between regularly scheduled board meetings.

     The safety committee consists of Jim Bowen, James G. Bradley and Lynn R. Williams. Such committee assists the board of directors in promoting the safety of our employees and assuring compliance with applicable safety laws and regulations. In addition, the safety committee develops, recommends to the board of directors, and oversees the implementation of such safety guidelines, policies and procedures as it deems necessary.

     The finance committee consists of Robert E. Heaton, Paul J. Mooney and Alicia H. Munnell. It oversees our company's financial objectives, policies, procedures and activities, and advises the board of directors and management with respect to all activities, plans and policies affecting the financial affairs of our company.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     We have entered into employment agreements with our executive officers named in the Summary Compensation Table above, James G. Bradley -- President and Chief Executive Officer of WPC and WPSC, Paul J. Mooney -- Executive Vice President and Chief Financial Officer of WPC and WPSC, Daniel C.
Keaton -- Senior Vice President of WPSC, Donald E. Keaton -- Vice President of WPSC, and Harry L. Page -- Vice President of WPSC.

     The employment agreements provide that we will pay a base salary of $400,000 to Mr. Bradley, $275,000 to Mr. Mooney, $165,000 to Mr. Daniel Keaton, $180,000 to Mr. Donald Keaton, and $170,000 to Mr. Page. In addition, each of these executive officers will be eligible to receive annual bonuses and customary fringe benefits.

     Pursuant to the terms of the employment agreements described above, in certain instances we are obligated to pay severance to our executive officers upon the termination of their employment with us. If we terminate an executive officer's employment without cause or if an executive officer terminates his employment with us in connection with a change of control of our company, we are obligated to pay such executive officer an amount equal to two times (or, in the case of Mr. Bradley, three times) such executive officer's base salary.

     Additionally, as of the effective date of our plan of reorganization, we granted 60,000 shares of restricted stock to our Chief Executive Officer and approximately 42,857 shares of restricted stock to each of our other executive officers pursuant to our restricted stock plan.

BENEFIT PLANS

     We currently provide certain benefits to our eligible employees (including executive officers) through the benefit plans described below.

  MANAGEMENT STOCK INCENTIVE PLAN

     Our management stock incentive plan provides for the grant of incentive stock options, within the meaning of 422 of the Internal Revenue Code, to employees of WPC and its affiliates, including officers and employee directors. Non-qualified stock options and stock purchase rights, including restricted stock and stock grants, may also be granted to employees, including officers and directors and to non-employee directors and consultants. The board of directors or a designated committee administers our management stock incentive plan and determines the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the vesting and the form of consideration payable upon such exercise. As of December 31, 2003, there were 17,793 stock options issued to outside directors of the Company. There are 982,207 shares of our common stock reserved for future issuance under the plan.

  RESTRICTED STOCK PLAN

     In accordance with our plan of reorganization, we established a restricted stock plan pursuant to which we have granted to selected key employees a total of 500,000 shares of our common stock. No additional shares are authorized for issuance under the restricted stock plan. All of the grants made under the plan will vest in increments of one-third of the total grant to each individual pro rata over three years or upon termination of employment on account of death, disability, retirement at or after age 65 or as otherwise provided in any employment agreement with the individual. The shares granted will not be transferable until they vest, and to the extent not vested at termination of employment will be forfeited and returned to us. Until vested or forfeited, the recipient of each grant under our restricted stock plan will be the owner of the shares granted, with the right to vote and receive any dividends paid in respect of the shares.

  VEBA TRUST

     In connection with our plan of reorganization and our collective bargaining agreement with the USWA, we established a plan to provide health care and death benefits to certain retirees and their dependents. The trust created under the benefits plan, which we refer to as the VEBA trust, is designed to constitute a tax-exempt voluntary employee beneficiary association. Pursuant to our plan of reorganization, we are to issue 4,000,000 shares of WPC common stock to the VEBA trust. Commencing on October 1, 2003 and continuing through February 1, 2004, we are obligated to contribute $1.5 million on the first day of each month to the VEBA trust. Thereafter, from March 1, 2004 through August 1, 2004, we are obligated to contribute $0.3 million on the first day of each month to the VEBA trust. This aggregate contribution of $9.3 million will be credited against additional ongoing contributions payable in cash and/or common stock that we are required to make to the VEBA trust. Such ongoing contributions are discussed above under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- VEBA Trust."

  PENSION PLANS

     In conjunction with the implementation of our plan of reorganization, we joined a USWA pension plan as a contributing employer for the benefit of our employees, and we ceased to be participating employers under and separated from the defined benefit plan sponsored by WHX Corporation, referred to as the WHX pension plan. The WHX pension plan covered substantially all of WHX Corporation's and our employees and was denominated by WHX Corporation as a multi-employer pension plan.

     In addition, we are participating employers in the Central States, Southeast and Southwest Area Pension Fund, a multi-employer plan as that term is defined by 29 U.S.C. sec. 1301(a)(3), referred to as the Central States Plan. Notwithstanding anything to the contrary contained in our plan of reorganization (including, without limitation sec.sec. 12.1, 12.2, 12.3 and 12.4 thereof), any liability (including, without limitation, any withdrawal liability under 29 U.S.C. sec.sec. 1383 and 1385) of our company or any third party to the Central States Plan is left unimpaired under our plan of reorganization, shall not be discharged and shall continue unaltered as if the Chapter 11 cases had not been commenced, nor shall any third-party be released from any liability or claim that Central States may have against that third-party as a result of our participation in the Central States Plan.

  RETIREE BENEFITS

     Pursuant to collective bargaining agreements and various benefit plans, we provide retiree benefits that cover both management and hourly retirees and dependents. The plans provide medical benefits, including hospital and physicians' services, major medical expense benefits and a life insurance benefit. We offer these benefits in accordance with the terms of these agreements and plans, subject to the right to amend, modify or terminate those benefits under the terms of the applicable agreement or plan or applicable law.

     In addition, pursuant to the Coal Industry Retiree Health Benefit Act of 1992, we are obligated to provide health benefits to certain "orphaned" retirees of various mining companies that are no longer in existence through contributions to the UMWA Combined Benefit Fund. Recently, a favorable judicial ruling in our lawsuit against the UMWA Combined Benefit Fund was upheld on appeal. As a result, our company is entitled to significant refunds from such benefit fund, which we anticipate will substantially offset our obligations to such benefit fund for the foreseeable future.

  POST-EMPLOYMENT BENEFITS

     We provide benefits to former or inactive employees after employment but before retirement. Those benefits include, among others, disability, severance and workers' compensation.

  401(K) PLAN

     Effective January 1, 1994, we began matching salaried employee contributions to a 401(k) defined contribution plan with shares of WHX Corporation's common stock. Until November 30, 2000, we matched 50% of each employee's contributions. Our contribution was limited to a maximum of 3% of each such employee's salary. As of November 30, 2000, we terminated the employer matching contribution benefit. As of the effective date of our plan of reorganization, we made a special one-time only contribution of 500,000 shares of our common stock to the 401(k) plan. Such shares have been allocated equally among each of our eligible salaried employees, other than those employees who received an award under our restricted stock plan as of the effective date of our plan of reorganization.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee, once appointed, will be comprised of three or more independent directors who have never been officers or employees of our company or any of our subsidiaries. No executive officer of our company serves as a member of the board of directors of any other entity that has one or more executive officers serving as members of our board of directors or compensation committee.

                           RELATED PARTY TRANSACTIONS

     Prior to the termination of our bankruptcy proceedings, we were a wholly-owned subsidiary of WHX Corporation. The Chairman of the Board of WHX Corporation is the President and sole shareholder of WPN Corp., which provided us with certain financial, management advisory and consulting services pursuant to a management agreement effective as of January 3, 1991, as amended, approved by a majority of the disinterested directors of WHX Corporation. Such services included, among others, identification, evaluation and negotiation of acquisitions and divestitures, responsibility for financing matters, review of annual and quarterly budgets, supervision and administration, as appropriate, of all of our company's accounting and financial functions and review and supervision of reporting obligations under Federal and state securities laws. In exchange for such services, WPN Corp. received a fixed fee from WPC of $208,333 per month for nine months in 2000. On January 17, 2001, we notified WHX Corporation that we had not received services under the management agreement since September 30, 2000 and that we would no longer participate under the management agreement.

     We regularly sell steel product at prevailing market prices to Unimast Incorporated and Canfield Metal Coating, a wholly-owned subsidiaries of WHX Corporation. Unimast Incorporated was a wholly-owned subsidiary of WHX Corporation until August 2002 when WHX Corporation sold its interest in Unimast Incorporated to an unrelated party. During 2002, 2001 and 2000, we shipped $0.5 million, $2.2 million and $13.2 million, respectively, of steel product to Unimast Incorporated. During 2002 and 2001, we shipped $20.8 million and $7.0 million, respectively, of steel product to Canfield Metal Coating. Amounts due from Unimast Incorporated at December 31, 2002 and 2001 were $.01 million and $0.1 million, respectively. Amounts due from Canfield Metal Coating at December 31, 2002 and 2001 were $2.0 million and $0.5 million, respectively.

     WHX Corporation provided funds to us for the purchase of natural gas during 2001. At December 31, 2002, we owed WHX Corporation approximately $2.1 million for natural gas purchased.

     During 2002, 2001 and 2000, we shipped $152.5 million, $122.3 million, and $122.4 million, respectively, of steel product to Wheeling-Nisshin. During 2002, 2001 and 2000, we shipped $104.0 million, $82.2 million, and $103.0 million, respectively, of steel product to OCC. Amounts due from Wheeling-Nisshin at December 31, 2002 and 2001 were $5.2 million and $1.4 million, respectively. Amounts due from OCC for steel product at December 31, 2002 and 2001 were $17.1 million and $19.5 million, respectively.

     Other transactions and employment arrangements between us and our directors, executive officers and holders of 5% or more of our common stock are described above under the headings "Executive Compensation" and "Description of Securities -- Registration Rights."

                     PRINCIPAL AND SELLING SECURITY HOLDERS

     The securities being offered under this Prospectus initially were issued in connection with the emergence of Wheeling-Pittsburgh Corporation and Wheeling-Pittsburgh Steel Corporation from bankruptcy in August 2003. In connecting with our emergence from bankruptcy, we agreed to register these securities under the Securities Act.

     The following tables provide information with respect to the common stock and the principal amounts of notes held by certain of our security holders, including each Selling Security Holder. The tables are based on information provided by or on behalf of the Selling Security Holders. Because the Selling Security Holders may sell all or some part of the common stock and/or notes which they hold under this Prospectus, no estimate can be given as to the amount of common stock or notes that will be held by the Selling Security Holders upon termination of this offering. Refer to the discussion below under the heading "Plan of Distribution." The Selling Security Holders may from time to time offer and sell any or all of the common stock and/or the notes under this Prospectus. The term "Selling Security Holders" includes their transferees, pledgees or donees or their successors.

     The following table sets forth certain information regarding beneficial ownership of our common stock by:

     - each of the Selling Security Holders;

     - each person who is known by us to own beneficially more than 5% of the outstanding shares of common stock;

     - each member of our Board of Directors;

     - each of the executive officers listed in the Summary Compensation Table below; and

     - all of our directors and executive officers as a group.

                                         SHARES BENEFICIALLY                         SHARES TO BE
                                           OWNED PRIOR TO                         BENEFICIALLY OWNED
                                             OFFERING(1)                            AFTER OFFERING
                                         -------------------   NUMBER OF SHARES   -------------------
NAME OF BENEFICIAL OWNER                  NUMBER     PERCENT    BEING OFFERED      NUMBER     PERCENT
------------------------                 ---------   -------   ----------------   ---------   -------
U.S. Trust Company, N.A., as
  independent fiduciary of the VEBA
  Trust(2).............................  4,000,000    40.0%              --       4,000,000    40.0%
Wheeling-Pittsburgh Steel Corporation
  Retiree Benefits Plan Trust (the VEBA
  Trust)(3)............................  4,000,000    40.0%              --       4,000,000    40.0%
John Motulsky, Chris Wilson and Wayne
  Teetsel(4)(5)........................  1,222,102    12.2%       1,222,102               0      --
Stonehill Offshore Partners
  Limited(5)...........................    711,572     7.1%         711,572               0      --
Stonehill Institutional Partners,
  L.P.(5)..............................    510,530     5.1%         510,530               0      --
Jeffrey L. Gendell(6)..................    694,464     6.9%              --         694,464     6.9%
Jim Bowen(7)...........................      1,997       *               --           1,997       *
Edward J. Curry, Jr.(7)................      1,997       *               --           1,997       *
Michael Dingman(7).....................      1,907       *               --           1,907       *
Robert E. Heaton(7)....................      1,997       *               --           1,997       *
Roland L. Hobbs(7).....................      1,997       *               --           1,997       *
Alicia H. Munnell(7)...................      1,997       *               --           1,997       *
D. Clark Ogle(7).......................      1,907       *               --           1,907       *
James B. Riley(7)......................      2,087       *               --           2,087       *
Lynn R. Williams(7)....................      1,907       *               --           1,907       *
James G. Bradley.......................     60,000       *               --          60,000       *

                                         SHARES BENEFICIALLY                         SHARES TO BE
                                           OWNED PRIOR TO                         BENEFICIALLY OWNED
                                             OFFERING(1)                            AFTER OFFERING
                                         -------------------   NUMBER OF SHARES   -------------------
NAME OF BENEFICIAL OWNER                  NUMBER     PERCENT    BEING OFFERED      NUMBER     PERCENT
------------------------                 ---------   -------   ----------------   ---------   -------
Paul J. Mooney.........................     42,858       *               --          42,858       *
Daniel C. Keaton.......................     42,857       *               --          42,857       *
Donald E. Keaton.......................     42,857       *               --          42,857       *
Harry L. Page..........................     42,857       *               --          42,857       *
All executive officers and directors as
  a group (17 persons).................    377,793     3.8%              --         377,793     3.8%

---------------

 *  Less than 1%.

(1) Approximately 183,068 shares of our common stock have been reserved for issuance upon the resolution of certain disputed claims filed by our creditors. Shares of common stock reserved for this purpose that are not ultimately required to be issued to satisfy disputed claims will be distributed on a pro rata basis to the other members of that class of creditors. Accordingly, as we settle disputed claims, the number of shares and the corresponding percentage of common stock beneficially held by certain persons listed in the table may increase slightly over time without further action on the part of such persons.

(2) Represents 4,000,000 shares issued to the VEBA trust. These shares are held of record by WesBanco Bank, Inc., as trustee of the VEBA trust, which is subject to the direction of U.S. Trust Company, N.A. with respect to the disposition and voting of the shares. U.S. Trust Company, N.A. disclaims beneficial ownership of the shares. The address of U.S. Trust Company, N.A. is 600 14th Street, N.W. Washington, D.C. 20005-3314.

(3) The address of the VEBA Trust is c/o WesBanco Bank, Inc., as trustee, One Bank Plaza, Wheeling, WV 26003.

(4) Represents 711,572 shares held by Stonehill Offshore Partners Limited and 510,530 shares held by Stonehill Institutional Partners, L.P. Messrs. Motulsky, Wilson and Teetsel have voting and investment power with respect to such shares. The number of shares of common stock has been calculated based upon information provided to us by the beneficial owner with respect to the amount of Company debt held beneficially, as well as of record, by the beneficial owner, which debt, pursuant to our plan of reorganization, was converted, in part, into the right to receive shares of common stock.

(5) The address for Messrs. Motulsky, Wilson and Teetsel, Stonehill Offshore Partners Limited and Stonehill Institutional Partners, L.P. is c/o Stonehill Capital Management, LLC, 885 Third Avenue, 30th Floor, New York, NY 10022,
    Attn: John Motulsky. The number of shares of common stock has been calculated based upon information previously provided to us by the beneficial owner with respect to the amount of Company debt held beneficially, as well as of record, by the beneficial owner as of the effective date of our plan of reorganization, which debt, pursuant to our plan of reorganization, was converted, in part, into the right to receive shares of common stock.

(6) Represents 416,790 shares held by Tontine Partners, L.P. and 277,674 shares held by Tontine Overseas Associates, L.L.C. Tontine Management, L.L.C, the general partner of Tontine Partners, L.P., has the power to direct the affairs of Tontine Partners, L.P., including decisions with respect to the disposition of the proceeds from the sale of shares of common stock. Mr. Gendell is the managing member of Tontine Management, L.L.C and Tontine Overseas Associates, L.L.C, and in that capacity directs their operations. The foregoing management and ownership information is based upon disclosures reported in a Schedule 13G filed with the Securities and Exchange Commission on December 4, 2003 by Mr. Gendell, individually, and as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P. and managing member of Tontine Associates, L.L.C.

(7) Represents shares issuable upon exercise of currently exercisable options to purchase shares of WPC common stock.

     The following table sets forth certain information regarding beneficial ownership of the Series B Notes by the Selling Security Holders:

                                                                                              AGGREGATE PRINCIPAL
                                  AGGREGATE PRINCIPAL                                            AMOUNT DUE AT
                                     AMOUNT DUE AT                                                MATURITY OF
                                   MATURITY OF NOTES                                              NOTES TO BE
                                   BENEFICIALLY OWNED               AGGREGATE PRINCIPAL        BENEFICIALLY OWNED
                                   PRIOR TO OFFERING                   AMOUNT DUE AT             AFTER OFFERING
                          ------------------------------------       MATURITY OF NOTES        --------------------
NAME OF BENEFICIAL OWNER            AMOUNT             PERCENT         BEING OFFERED           AMOUNT     PERCENT
------------------------  --------------------------   -------   --------------------------   --------   ---------
John Motulsky, Chris
  Wilson and Wayne
  Teetsel(1)...........   $ 7,137,197 Series B Notes   35.7%     $ 7,137,197 Series B Notes      $0           --
Stonehill Offshore
  Partners Limited.....   $ 5,329,198 Series B Notes   26.7%     $ 5,329,198 Series B Notes      $0           --
Stonehill Institutional
  Partners, L.P........   $ 1,807,999 Series B Notes    9.0%     $ 1,807,999 Series B Notes      $0           --

---------------

(1) Represents $5,329,198 aggregate principal amount due at maturity of the Series B Notes held by Stonehill Offshore Partners Limited and $1,807,999 aggregate principal amount due at maturity of the Series B Notes held by Stonehill Institutional Partners, L.P. Messrs. Motulsky, Wilson and Teetsel have investment power with respect to such notes.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

     As of the date of this Prospectus, WPC is authorized to issue 80 million shares of common stock, $0.01 par value per share, and 20 million shares of undesignated preferred stock, $0.001 par value per share. Only the shares of WPC's common stock are being registered hereby. Upon the distribution of shares in accordance with our plan of reorganization, there will be 10 million shares of common stock outstanding held by approximately 2,763 holders of record.

     We may not issue any nonvoting equity securities to the extent prohibited by section 1123 of title 11 of the Bankruptcy Code; provided, however, that this restriction (a) will have no further force and effect beyond that required under section 1123 of the Bankruptcy Code, (b) will have such force and effect, if any, only for so long as such section of the Bankruptcy Code is in effect and applicable to us, and (c) in all events may be amended or eliminated in accordance with such applicable law as from time to time may be in effect.

     Holders of our common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of WPC, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no cumulative voting rights, preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon closing of this offering, there will be no shares of preferred stock outstanding.

  ISSUANCE OF SECURITIES

     Section 1145 of the Bankruptcy Code exempts the original issuance of securities under a plan of reorganization (as well as subsequent distributions by the distribution agent) from registration under the Securities Act and state law. Under Section 1145, the issuance of securities pursuant to our plan of reorganization is exempt from registration if three principal requirements are satisfied: (1) the securities must be issued under a plan of reorganization by a debtor, its successor or an affiliate participating in a joint plan with the debtor; (2) the recipients of the securities must hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate; and
(3) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor or such affiliate or "principally" in such exchange and "partly" for cash or property. The Registrants' believe that the issuances of the shares of WPC common stock, the Series A Notes and the Series B Notes pursuant to the Registrants' plan of reorganization satisfy the requirement of Section 1145 of the Bankruptcy Code and, therefore, were exempt from registration under the Securities Act and state securities laws.

  SUBSEQUENT TRANSFERS OF SECURITIES

     Subject to volume restrictions under the Securities Act on sales by affiliates and transfer restrictions contained in the Registrants' agreement with the VEBA trust, the securities issued pursuant to the Registrants' plan of reorganization may be freely transferred by most recipients, and all resales and subsequent transactions in such securities are exempt from registration under federal and state securities laws, unless the holder is an "underwriter" with respect to such securities.
Section 1145(b) of the Bankruptcy Code defines four types of "underwriters":

          (i) persons who purchase a claim against, an interest in, or a claim for an administrative expense against the debtor with a view to distributing any security received in exchange for such a claim or interest;

          (ii) persons who offer to sell securities offered under a plan for the holders of such securities;

          (iii) persons who offer to buy such securities for the holders of such securities, if the offer to buy is: (A) with a view to distributing such securities; or (B) made under a distribution agreement; and

          (iv) a person who is an "issuer" with respect to the securities, as the term "issuer" is defined in Section 2(11) of the Securities Act.

     Under Section 2(11) of the Securities Act, an "issuer" includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control of the issuer.

     To the extent that persons deemed to be "underwriters" receive securities pursuant to the Registrants' plan of reorganization, resales by such persons would not be exempted by Section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Persons deemed to be underwriters, however, may be able to sell such securities without registration subject to the provisions of Rule 144 under the Securities Act, which permits the public sale of securities received pursuant to a plan of reorganization by persons who would be deemed to be "underwriters" pursuant to Section 1145 of the Bankruptcy Code, subject to the availability to the public of current information regarding the issuer and to volume limitations and certain other conditions.

     Whether or not any particular person would be deemed to be an "underwriter" with respect to the common stock of WPC or the Series B Notes would depend upon various facts and circumstances applicable to that person. Accordingly, the Registrants express no view as to whether any particular person receiving distributions under the Registrants' plan of reorganization would be an "underwriter" with respect to the common stock of WPC or the Series B Notes.

     Given the complex and subjective nature of the question of whether a particular holder may be an underwriter, the Registrants make no representation concerning the right of any person to trade in the securities issued pursuant to the Registrants' plan of reorganization. The Registrants recommend that potential recipients of a large amount of securities consult their own counsel concerning whether they may freely trade such securities without compliance with the Securities Act.

     Under the registration rights agreements, dated August 1, 2003, the VEBA trust and the holders of Series A Notes and Series B Notes who also own 10 percent or more of the common stock of WPC, issued pursuant to our plan of reorganization, are entitled, under certain circumstances, to require us to register the resale of their common stock, Series A Notes and Series B Notes under the Securities Act. However, no registration rights have been provided to other holders of the common stock of WPC, the Series A Notes or the Series B Notes.

PREFERRED STOCK

     Except as described below, our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, including but not limited to dividend rights, conversion rights, voting rights, redemption privileges and liquidation preferences, which may be greater than the rights of our common stock. It is not possible to state the actual effects of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of such preferred stock. The effects, however, might include, among other things:

     - Restriction of dividends on our common stock;

     - Dilution of the voting power of our common stock;

     - Impairment of the liquidation rights of our common stock; or

     - Delay and prevention of a change in control of WPC without further action by the stockholders, provided that any use of such shares to implement a shareholders rights plan or other "poison pill" plan must be approved by the stockholders or by at least two-thirds of all of the directors of WPC.

We have no current plans to issue any shares of preferred stock.

SERIES A NOTES

     For a description of the Series A Notes, refer to the discussion above under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- $40 Million Series A Notes."

SERIES B NOTES

     For a description of the Series B Notes, refer to the discussion above under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- $20 Million Series B Notes."

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Our certificate of incorporation and by-laws provide for the division of our initial board of directors into three classes, as nearly equal in size as possible, with one class serving until the date of the 2004 annual meeting of stockholders, one class serving until the date of the 2005 annual meeting of stockholders and one class serving until the date of the 2006 annual meeting of stockholders. Unless changed otherwise by a vote of the stockholders, upon the expiration of the term of office of each class of directors, the directors of such class or their successors shall be elected only for a term of one year, and beginning with the 2006 annual meeting of stockholders and thereafter, all directors will be elected annually for a term of one year. Our certificate of incorporation and by-laws also provide that vacancies on our board of directors during the interim between our annual stockholder meetings or special meetings of our stockholders called for the election of directors or the removal and replacement of one or more of our directors may be filled by a vote of a majority of the board of directors then in office. Furthermore, any director elected by the stockholders or by the board of directors to fill a vacancy may be removed only for cause by a vote of a majority of the voting power of the shares of our common stock entitled to vote for the election of directors. These provisions of our certificate of incorporation and by-laws could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of WPC and therefore may limit the price that certain investors might be willing to pay in the future for shares of our common stock.

     Our certificate of incorporation and by-laws further provide that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of the stockholders and not by written consent of stockholders. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next annual stockholders' meeting, particularly because special meetings of the stockholders may only be called by our the Chairman of our board of directors, our President or a majority of our board of directors. These provisions may also discourage another person or entity from making a tender offer for our stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation also incorporates certain provision permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty except in circumstances involving certain wrongful acts, such as breach of director's duty of loyalty to us and our stockholders, acts or omissions not in good faith, acts or omissions that involve intentional misconduct or a knowing violation of law, or for any transactions from which the director derived improper personal benefit. These provisions do not eliminate a director's duty of care nor do they prevent recourse against directors through equitable remedies such as injunctive relief. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws.

     Our certificate of incorporation and by-laws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law and provide that we may indemnify any of our employees or agents on the same basis that we are required to indemnify our directors and officers. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors.

REGISTRATION RIGHTS

  REGISTRATION RIGHTS AGREEMENT WITH SELLING SECURITY HOLDERS

     On August 1, 2003, WPC and WPSC entered into a registration rights agreement with the Selling Security Holders. The registration rights agreement provides the Selling Security Holders with certain rights to require WPC to register the resale of their shares of common stock. Pursuant to our plan of reorganization, the Selling Security Holders were issued an aggregate of 1,222,102 shares of our common stock and $14,274,396 and $7,137,197 aggregate principal amounts due at maturity of the Series A Notes and the Series B Notes of WPSC, respectively. No demand registration rights were provided to holders of the Series A Notes, Series B Notes or the common stock other than the Selling Security Holders. Following is a summary of the registration rights agreement.

     Under the registration rights agreement, WPC agreed to use its reasonable best efforts to (i) register the resale of common stock held by each Selling Security Holder and its affiliates requesting the same, (ii) have the registration statement covering such common stock and notes effective within a reasonable period of time after the filing of the registration statement and
(iii) keep such registration statement effective for up to two years, or such shorter time as described below. We are obligated under the registration rights agreement to file only one registration statement for the benefit of the Selling Security Holders, and any Selling Security Holder who elects or is deemed to have elected not to participate in such registration will have no further registration rights. The Selling Security Holders have exercised their right to demand registration, and the registration statement of which this Prospectus forms a part has been filed for the purpose of registering shares of WPC common stock and Series B Notes held by them. WPC also was required to offer to register shares of common stock held by any holder of Series A Notes or Series B Notes who believes itself to have been an affiliate of either WPC or WPSC as of the effective date of our plan of reorganization, although no such holder has exercised such rights.

     The registration rights will not apply to our common stock, Series A Notes or Series B Notes to the extent that: (a) a registration statement with respect to the sale of our common stock, Series A Notes and Series B Notes has been declared effective under the Securities Act and the Selling Security Holders'

Series A Notes, Series B Notes and shares of our common stock have been disposed of under that registration statement; (b) the Selling Security Holders' Series A Notes, Series B Notes and shares of our common stock have been disposed of under Securities Act Rule 144 or another exemption from the registration requirements of the Securities Act under which the Series A Notes, Series B Notes and shares of our common stock are thereafter freely tradable without restriction under the Securities Act or (c) the Selling Security Holders' Series A Notes, Series B Notes and shares of our common stock may be disposed of under Rule 144 within Rule 144's volume limitations within a 90 day period or under Securities Act Rule 144(k).

     The registration rights agreement also requires WPSC to provide identical demand registration rights to the Selling Security Holders with respect to their Series A Notes and Series B Notes and to offer the same piggyback registration rights to other holders of Series A Notes and Series B Notes.

  REGISTRATION RIGHTS AGREEMENT WITH THE VEBA TRUST

     On August 1, 2003, WPC and the VEBA trust entered into a registration rights agreement, which provides the VEBA trust with certain rights to require us to register the resale of their shares of common stock. Pursuant to our plan of reorganization, the VEBA trust was issued 4,000,000 shares of WPC common stock. Following is a summary of the registration rights agreement.

     Under the registration rights agreement, upon the request of the VEBA trust, we will use our reasonable best efforts to (i) register the resale of a portion of the shares of common stock held by the VEBA trust, (ii) have the registration statement covering such common stock and notes effective within a reasonable period of time after the filing of the registration statement and
(iii) keep such registration statement effective for up to 210 days for registrations filed during the first four years after the effective date of our plan of reorganization and for up to 120 days for registrations filed after that period.

     The VEBA trust is permitted to request one registration per year during the two year period following the effective date of our plan of reorganization. Thereafter, the VEBA trust may request up to two registrations per year, no more than one of which may be an underwritten offering. The number of shares that the VEBA trust may sell is subject to the stock transfer limitations imposed by the stock transfer restriction and voting agreement described above.

     In addition, the VEBA trust also has piggyback registration rights. If we propose to register shares of common stock under the Securities Act other than in connection with employee benefit plans or certain corporate reorganizations, then, subject to limitations imposed by the managing underwriter of any proposed underwritten offering on the number of shares that may be included in the offering, the VEBA trust may require us to include shares of common stock that it then holds in the registration.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is Equiserve Trust Company, N.A.

LISTING

     Our common stock is listed on the Nasdaq National Market under the symbol "WPSC."

                      SECURITIES ELIGIBLE FOR FUTURE SALE

     All of the 1,222,102 shares of WPC common stock and the $7,137,197 aggregate principal amount due at maturity of the Series B Notes sold in the public market in this offering will be eligible for immediate resale in the public market without restriction, except for any of those securities that are beneficially owned at any time by our affiliates, as defined in Rule 144 of the Securities Act, which sales will be subject to the timing, volume and manner of sale limitations of Rule 144.

     In general, under Rule 144 as currently in effect, each of our affiliates will be entitled to sell, without registration, within any three-month period, securities in excess of 1% of the amount of securities of such class then outstanding, or the average weekly trading volume of such securities during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about us.

     As of December 31, 2003, there were 982,207 shares of common stock available for grant of options and other stock-based awards under our compensation plans, and options for 17,793 shares of common stock are outstanding. The shares have been registered on Form S-8 and are eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates.

                              PLAN OF DISTRIBUTION

     All or a portion of the shares of Wheeling-Pittsburgh Corporation common stock and notes of Wheeling-Pittsburgh Steel Corporation offered hereby may be sold by the Selling Security Holders from time to time in one or a combination of the following transactions: (a) with respect to common stock, transactions (which may involve block transactions) on the National Market System of The Nasdaq Stock Market, or otherwise; (b) transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices; (c) privately negotiated transactions at negotiated prices; or (d) short sales that may be covered by the delivery of shares of common stock. The Selling Security Holders may effect such transactions by selling such shares and/or notes directly to purchasers or by selling such shares and/or notes to or through brokers or dealers and such brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or the purchasers of such shares and/or notes for whom such brokers or dealers may act as agent, or to whom they sell as principal, or both. The Selling Security Holders have advised the Company that they have no present intentions of paying any such brokers or dealers any discounts, concessions or commissions in excess of those which are customary for such transactions.

     All expenses incurred by the Company and certain legal costs of the Selling Security Holders in connection with the registration of this offering will be borne by the Company. All other expenses incurred in connection with this offering will be borne by the Selling Security Holders, including any discounts, concessions, commissions or other compensation due to any broker or dealer in connection with the sale of any of the shares and/or notes offered hereby. The Company has agreed to indemnify the Selling Security Holders against certain liabilities that may arise out of this offering, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters regarding the securities of WPC and WPSC that are being offered pursuant to this Prospectus and the guarantees of the Series B Notes will be passed upon by Bingham McCutchen LLP, Boston, Massachusetts.

                                    EXPERTS

     The financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note A to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are subject to the information and reporting requirements of the Exchange Act. Accordingly, we intend to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.

     You may read and copy any materials we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission makes our filings and other reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission available to the public on its Internet site (http://www.sec.gov).

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Accountants...........................    F-2
Consolidated Statements of Operations for the Years Ended
  December 31, 2002, 2001 and 2000..........................    F-3
Consolidated Balance Sheet as of December 31, 2002 and
  2001......................................................    F-4
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2002, 2001 and 2000..........................    F-5
Notes to Consolidated Financial Statements..................    F-6
Consolidated Statements of Operations (Unaudited) for the
  Quarter and Nine Months Ended September 30, 2003 and
  2002......................................................   F-31
Consolidated Balance Sheet (Unaudited) as of September 30,
  2003......................................................   F-33
Consolidated Statements of Cash Flow (Unaudited) for the
  Nine Months Ended September 30, 2003 and 2002.............   F-34
Consolidated Statement of Shareholders' Equity (Unaudited)
  for the Period Ended September 30, 2003...................   F-35
Notes to Consolidated Financial Statements (Unaudited)......   F-36

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholder of Wheeling-Pittsburgh Corporation (a wholly-owned subsidiary of WHX Corporation)

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Wheeling-Pittsburgh Corporation and its subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note A, on November 16, 2000, the Company filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Youngstown, Ohio. Although the Company is continuing its on-going business operations as a Debtor-in-Possession under the jurisdiction of the Bankruptcy Court, its ability to continue as a going concern is contingent upon, among other matters, developing a reorganization plan that is acceptable to the Bankruptcy Court and the Company's creditors. The approval and implementation of a reorganization plan could materially change the recorded amounts and classifications of assets and liabilities. Substantial losses from operations, liquidity issues, shareholders deficits, and the uncertainty as to whether the Company will be able to develop an acceptable reorganization plan raises substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments to the carrying value of the assets or amounts of liabilities that might be necessary as a consequence of implementing a reorganization plan or any adjustments relating to the recoverability of assets or liquidation of liabilities in the ordinary course of business that might result if the Company is unable to continue as a going concern.

                                            /s/ PRICEWATERHOUSECOOPERS LLP
                                          --------------------------------------
                                                PRICEWATERHOUSECOOPERS LLP

Pittsburgh, Pennsylvania
February 28, 2003, except as to Note R which is dated as of March 26, 2003

                        WHEELING-PITTSBURGH CORPORATION
                  DEBTOR-IN-POSSESSION AS OF NOVEMBER 16, 2000
                 (A WHOLLY-OWNED SUBSIDIARY OF WHX CORPORATION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEAR ENDED DECEMBER 31,
                                                         -------------------------------------
                                                            2002         2001          2000
                                                         ----------    ---------    ----------
                                                                (DOLLARS IN THOUSANDS)
REVENUES:
Net sales, including sales to affiliates of $256,480,
  $204,537 and $225,441................................  $  979,993    $ 835,640    $1,119,031
COST AND EXPENSES:
Cost of products sold, excluding depreciation,
  including cost of products sold to affiliates of
  $236,966, $204,107 and $192,514......................     894,449      866,065     1,054,386
Depreciation...........................................      74,194       72,551        78,859
Selling, administrative and general expense............      46,993       47,173        68,165
Reorganization and professional fee expense............      11,755       14,200         4,140
                                                         ----------    ---------    ----------
                                                          1,027,391      999,989     1,205,550
                                                         ----------    ---------    ----------
Operating loss.........................................     (47,398)    (164,349)      (86,519)
Reorganization income (expense)........................       1,262        9,249        (2,592)
Interest expense on debt...............................     (15,987)(1)   (17,448)(2)    (35,969)(3)
Other income (expense).................................       4,567          351        (3,015)
                                                         ----------    ---------    ----------
Loss before taxes......................................     (57,556)    (172,197)     (128,095)
Tax provision..........................................          11           17        90,092
                                                         ----------    ---------    ----------
Net loss...............................................  $  (57,567)   $(172,214)   $ (218,187)
                                                         ==========    =========    ==========

---------------

(1) Excludes $29,913 of contractual interest on pre-petition debt not paid or charged to earnings.

(2) Excludes $31,600 of contractual interest on pre-petition debt not paid or charged to earnings.

(3) Excludes $4,043 of contractual interest on pre-petition debt not paid or charged to earnings.

                 See Notes to Consolidated Financial Statements

                        WHEELING-PITTSBURGH CORPORATION
                  DEBTOR-IN-POSSESSION AS OF NOVEMBER 16, 2000
                 (A WHOLLY-OWNED SUBSIDIARY OF WHX CORPORATION)

                           CONSOLIDATED BALANCE SHEET

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
                                       ASSETS
Current assets:
  Cash and cash equivalents.................................  $    8,543   $    7,586
  Trade receivables, less allowance for doubtful accounts of
     $1,314 and $1,274......................................     130,593      106,462
  Inventories...............................................     184,091      173,117
  Prepaid expenses and deferred charges.....................       7,477        8,902
                                                              ----------   ----------
     Total current assets...................................     330,704      296,067
Investment in associated companies..........................      60,767       58,650
Property, plant and equipment, at cost less accumulated
  depreciation..............................................     530,568      593,888
Deferred income tax benefits................................      27,342       28,881
Deferred charges and other assets...........................       9,735       13,379
                                                              ----------   ----------
                                                              $  959,116   $  990,865
                                                              ==========   ==========
                   LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Trade payables............................................  $   71,048   $   60,342
  Short term debt...........................................     135,490      127,204
  Payroll and employee benefits payable.....................      36,339       26,273
  Accrued federal, state and local taxes....................       8,839        7,697
  Deferred income tax liabilities...........................      27,342       28,881
  Accrued interest and other liabilities....................       8,326        5,513
  Long-term debt due in one year............................      43,575       40,344
                                                              ----------   ----------
     Total current liabilities..............................     330,959      296,254
Long-term debt..............................................      13,177           --
Other employee benefit liabilities..........................      15,514       13,711
Other liabilities...........................................      20,336       19,386
Liabilities subject to compromise...........................     890,301      915,118
                                                              ----------   ----------
     Total liabilities......................................   1,270,287    1,244,469
                                                              ----------   ----------

STOCKHOLDER'S EQUITY (DEFICIT):
Common stock -- $.01 Par value; 100 shares issued and
  outstanding...............................................          --           --
Additional paid-in capital..................................     335,138      335,138
Accumulated deficit.........................................    (646,309)    (588,742)
                                                              ----------   ----------
                                                                (311,171)    (253,604)
                                                              ----------   ----------
                                                              $  959,116   $  990,865
                                                              ==========   ==========

                 See Notes to Consolidated Financial Statements

                        WHEELING-PITTSBURGH CORPORATION
                  DEBTOR-IN-POSSESSION AS OF NOVEMBER 16, 2000
                 (A WHOLLY-OWNED SUBSIDIARY OF WHX CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               2002       2001        2000
                                                             --------   ---------   ---------
                                                                  (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss...................................................  $(57,567)  $(172,214)  $(218,187)
Items not affecting cash from operating activities:
  Depreciation.............................................    74,194      72,551      78,859
  Other postretirement benefits............................   (10,708)     (9,025)     (9,494)
  Deferred income taxes....................................        --          --      90,010
  Pension expense..........................................        --         860       2,581
  Equity income of affiliated companies....................    (3,882)     (1,274)     (1,810)
  Reorganization expense (income)..........................    (1,262)     (9,249)      2,592
Decrease (increase) from working capital elements:
  Trade receivables........................................   (24,131)     21,206      27,309
  Trade receivables sold (purchased).......................        --          --    (100,000)
  Inventories..............................................   (10,974)     36,705      41,029
  Trade payables...........................................    10,706       7,251      69,191
  Other current assets.....................................     1,425       9,824     (14,441)
  Other current liabilities................................    12,483      (9,019)    (18,291)
  Other items -- net.......................................    (6,135)      2,732      35,431
                                                             --------   ---------   ---------
Net cash used in operating activities......................   (15,851)    (49,652)    (15,221)
                                                             --------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Plant additions and improvements.........................   (10,971)     (5,033)    (97,287)
  Payments from affiliates.................................        --       1,031         131
  Proceeds from sales of assets due to Chapter 11
     proceedings...........................................     1,320      16,808       2,967
  Dividends from affiliated companies......................     1,765       3,750       3,750
                                                             --------   ---------   ---------
Net cash provided by (used in) investing activities........    (7,886)     16,556     (90,439)
                                                             --------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Long-term debt borrowings................................    16,408       5,253      37,582
  Short term debt (DIP Facility) borrowings................     8,286       3,293     123,911
  Short term debt borrowings (payments)....................        --          --     (79,900)
  Receivables from affiliates..............................        --      16,602      39,601
                                                             --------   ---------   ---------
Net cash provided by financing activities..................    24,694      25,148     121,194
                                                             --------   ---------   ---------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...........       957      (7,948)     15,534
Cash and cash equivalents at beginning of year.............     7,586      15,534          --
                                                             --------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR...................  $  8,543   $   7,586   $  15,534
                                                             ========   =========   =========

                 See Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- BANKRUPTCY AND REORGANIZATION

OVERVIEW

     Wheeling-Pittsburgh Corporation ("WPC") and together with its subsidiaries, (the "Company"), is a wholly-owned subsidiary of WHX Corporation ("WHX"). Wheeling-Pittsburgh Steel Corporation ("WPSC") is a wholly-owned subsidiary of WPC.

     Beginning in 1998 and continuing through 2001, record high levels of foreign steel imports caused a marked deterioration of steel prices. This record high level of foreign steel imports over a four year period, coupled with the indebtedness incurred by the Company as a result of a ten-month work stoppage which ended in August 1997, and approximately $200 million of capital expenditures used to modernize its facilities to increase quality, efficiency, safety and environmental conditions, resulted in substantial losses and the severe erosion of the Company's financial position and liquidity.

CHAPTER 11 FILING

     On November 16, 2000, Wheeling-Pittsburgh Corporation and eight of its wholly-owned subsidiaries, representing substantially all of the consolidated group's business, (Wheeling-Pittsburgh Steel Corporation, Pittsburgh-Canfield Corporation, Consumers Mining Company, Wheeling-Empire Company, Mingo Oxygen Company, WP Steel Venture Corporation, W-P Coal Company and Monessen Southwestern Railway Company (collectively the "Debtors")) filed petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in Youngstown, Ohio ("Bankruptcy Court").

     Under Chapter 11, certain claims against the Debtors in existence prior to the filing of the petitions for relief under the Federal bankruptcy laws ("pre-petition") are stayed while the Debtors continue business operations as debtors-in-possession. Claims secured against the Debtors' assets ("secured claims") are also stayed, although the holders of such claims have the right to move the court for relief from stay or adequate protection. Secured claims are secured primarily by liens on the Company's land, buildings and equipment.

     The Company is currently operating their businesses as debtors-in-possession pursuant to the Bankruptcy Code. As such, actions to collect pre-petition indebtedness of the Company and other contractual obligations of the Company generally may not be enforced. In addition, under the Bankruptcy Code, the Company may assume or reject executory contracts and unexpired leases subject to Bankruptcy Court approval. Additional pre-petition claims may arise from such rejections, and from the determination by the Bankruptcy Court (or as agreed by the parties in interest) to allow claims for contingencies and other disputed amounts. From time to time since the Chapter 11 filing, the Bankruptcy Court has approved motions allowing the Company to reject certain business contracts that were deemed burdensome or of no value to the Company. As of February 28, 2003, the Company has not completed their review of all their pre-petition executory contracts and leases for assumption or rejection. See Note H -- Liabilities Subject to Compromise and Pre-Petition Long Term Debt.

     The Company received approval from the Bankruptcy Court to pay or otherwise honor certain of their pre-petition obligations, including employee wages. In addition, the Bankruptcy Court authorized the Company to maintain their employee benefit programs. Funds of qualified pension plans and savings plans are in trusts and protected under federal regulations. All required contributions are current in the respective plans.

     The Federal bankruptcy laws provide that the Debtors have an exclusive period during which only they may propose and file and solicit acceptances of a plan of reorganization. The exclusive period to propose a plan for reorganization currently expires on May 9, 2003. If the Debtors fail to file a plan of reorganization during the exclusive period (including any extensions thereof) or, after such plan has been filed, if the Debtors fail to obtain acceptance of such plan from the requisite impaired classes of creditors and equity security holders during the exclusive solicitation period, any party in interest, including a creditor, an equity security holder, a committee of creditors or equity security holders, or an indenture trustee, may file their own plan of reorganization for the Debtors.

     A plan of reorganization and disclosure statement was filed with the Bankruptcy Court on December 20, 2002. Among other things, the plan is contingent on approval of a $250 million loan guarantee from the Emergency Steel Loan Guarantee Board. See Note R -- Subsequent Events.

     After a plan of reorganization has been filed with the Bankruptcy Court, the plan, along with a disclosure statement approved by the Bankruptcy Court, will be sent to impaired creditors and equity security holders who are entitled to vote.

     Subject to certain exceptions set forth in the Bankruptcy Code, acceptance of a plan of reorganization requires approval of the Bankruptcy Court and the affirmative vote (i.e. more than 50% of the number and at least 66 2/3% of the dollar amount, both with regard to claims actually voted) of each class of creditors and equity holders whose claims are impaired by the plan. Alternatively, absent the requisite approvals, the Company may seek Bankruptcy Court approval of its reorganization plan under "cramdown" provisions of the Bankruptcy Code, assuming certain tests are met. These requirements may, among other things, necessitate payment in full for senior classes of creditors before payment to a junior class can be made.

     May 16, 2001 was set by the Bankruptcy Court as the last date creditors could file proofs of claim under the Bankruptcy Code. There may be differences between the amounts recorded in the Company's schedules and financial statements and the amounts claimed by the Company's creditors. Litigation may be required to resolve such disputes. See Note H -- Liabilities Subject to Compromise and Pre-Petition Long Term Debt.

     The Company has incurred and will continue to incur significant costs associated with the reorganization. The amount of these expenses, which are being expensed as incurred, is expected to significantly affect future results of operations. See Note N -- Reorganization Items.

DEBTOR IN POSSESSION CREDIT FACILITY

     The Company has negotiated a financing arrangement (the "DIP Credit Facility") with Citibank, N.A., as initial issuing bank, Citicorp U.S., Inc., as administrative agent (the "Agent"), and the lenders named therein (the "DIP Lenders"). The purpose of the DIP Credit Facility is to provide access to needed funds during the Debtors' Chapter 11 cases.

     The DIP Lenders agreed to make term loan advances to the Debtors up to a maximum aggregate principal amount of $35 million. WPC's parent company, WHX, has a $30 million participation in the term loan. In addition, the DIP Lenders agreed, subject to certain conditions, to provide the Debtors with revolving loans, swing loans and letter of credit accommodations in an initial aggregate amount of up to $255 million. The aggregate maximum amount was subsequently reduced to $225 million in May 2001, to $175 million in January 2002, and to $160 million in November 2002. The availability under the DIP Credit Facility is based on various advance rates on Accounts Receivable and Inventories, less certain reserves. The post-petition term loans and revolving loans are collateralized by first priority liens on the Debtors' assets (subject to valid liens existing on the petition date) and have been granted superpriority administrative status, subject to certain carve-outs for fees payable to the United States Trustee and for professional fees.

     In order to negotiate the DIP Credit Facility, the Company was required to immediately repay all of the outstanding obligations under the pre-petition Revolving Credit Agreement (the "Pre-petition Credit Agreement") that WPSC entered into with certain financial institutions and Citibank, N.A., as agent. The Pre-petition Credit Agreement provided WPSC with a revolving line of credit for borrowings up to $150 million, with a $25 million sub-limit for letters of credit. As of the petition date, the Debtors were obligated for approximately $84.7 million in loans under the Pre-petition Credit Agreement and contingently liable for letters of credit in the amount of approximately $17 million. Those obligations were collateralized primarily by 100% of the inventory of WPSC and Pittsburgh-Canfield Corporation and were guaranteed by WPC and by Pittsburgh-Canfield Corporation.

     The DIP Credit Facility also required the immediate repurchase of accounts receivable from a pre-petition securitization facility. This repurchase of receivables was required to provide unencumbered collateral for post-petition date loans.

     Other terms of the DIP Credit Facility are as follows:

     - Revolving loans bear interest at (i) the base rate plus the applicable margin for base rate loans or (ii) the applicable Eurodollar rate plus the applicable margin for Eurodollar rate loans. The applicable margin ranges from 1.75% to 2.25% for base rate loans and from 2.75% to 3.25% for Eurodollar rate loans, in each case depending on the Debtors' performance level. The base rate is the rate announced from time to time by Citibank, N.A. as its base rate and the Eurodollar rate is the rate calculated by the Agent with reference to the rate per annum offered for certain deposits in dollars at Citibank, N.A.'s London office. During the continuance of an Event of Default, interest on term loans and revolving loans will be payable on demand at 2% per annum above the rate that would otherwise be in effect.

     - Term loans bear interest at 16% per annum (of which 3% may, at the Debtors' option, be paid in kind).

     - A commitment fee is payable on the daily unused portion of the revolving loan commitment under the DIP Credit Facility at a rate per annum determined by reference to an applicable percentage, which ranges from 0.500% to 0.625% depending on the Debtors' performance level.

     - An administrative fee for letter of credit accommodations is payable on the average daily maximum amount available under outstanding letters of credit at a rate per annum equal to the applicable margin for letter of credit fees, which ranges from 2.50% to 3.00% depending on the Debtors' performance level. During the continuance of an Event of Default, letter of credit fees will be payable on demand at 2% per annum above the rate that would otherwise be in effect.

     Borrowings under the DIP Credit Facility for revolving loans totaled $135.5 million and $127.2 million at December 31, 2002 and 2001, respectively. The weighted average interest rates on the DIP Credit Facility for revolving loans were 5.2% and 7.4% in 2002 and 2001, respectively. Term loans under the DIP Credit Facility totaled $35.2 million and $34.4 million at December 31, 2002 and 2001, respectively. At February 22, 2003 availability under the DIP Credit Facility was $5.4 million. The DIP Credit Facility was to expire on the earlier of November 17, 2002 or the completion of a Plan of Reorganization. Amendment No. 8 to the DIP Credit Agreement extended the termination date to May 17, 2003 or the completion of a Plan of Reorganization. The Company intends to have completed a Plan of Reorganization by May 17, 2003. If a Plan is not completed by then, the Company will pursue an extension of or a replacement of the current DIP credit facility. There can be no guarantee that this will occur.

SETTLEMENT AND RELEASE AGREEMENT WITH WHX

     On May 29, 2001, WPC entered into a Settlement and Release Agreement with WHX as a compromise of disputed claims and issues, which was approved by the Bankruptcy Court. The principal terms of the agreement were that (i) WHX would pay $17 million to WPC; (ii) WHX agreed to purchase specified assets of Pittsburgh-Canfield Corporation (PCC) for an aggregate purchase price of $15 million plus the assumption of certain trade payables of PCC; (iii) the Tax Sharing Agreements between WHX and WPC would be terminated; (iv) WHX agreed not to charge WPC or any of its subsidiaries for any funding contributions or expense with respect to any defined benefit pension plans through and including the earlier of the effective date of a Plan of Reorganization or December 31, 2002;

and (v) WPC and/or any of its subsidiaries agreed to forego any claims then existing against WHX and its subsidiaries that were not part of WPC.

SALE OF PITTSBURGH-CANFIELD COMPANY ASSETS

     On June 29, 2001, the Company executed an Asset Purchase Agreement with PCC Acquisition Co. Inc. ("PCC Acquisition Co."), a wholly-owned subsidiary of WHX. The agreement provided for the sale of all assets to and the assumption of certain liabilities of PCC by PCC Acquisition Co. in exchange for $15 million. A Transition Services Agreement and a Steel Supply Agreement were also executed to facilitate the continuing operation of the business. PCC loaned the net proceeds to WPSC. An intercompany note receivable was recorded on PCC's books. As part of the agreement, PCC changed its name to PCC Survivor Corp.

NOTE B -- MODIFIED LABOR AGREEMENT

     The Company and the United Steelworkers of America (USWA) reached agreement on a Modified Labor Agreement (MLA) which provides for temporary wage reductions, immediate staff reductions, the elimination of gain sharing and other obligations and long-term changes to health benefits that will dramatically reduce ongoing costs. The MLA became effective October 1, 2001 and will expire (if not previously terminated) on February 1, 2006. The Company estimates that the MLA, together with related salary reductions, reduced cash outlays for wages, salaries and other benefits by more than $47 million (unaudited) during the period through December 31, 2002. As a provision of the MLA, the Company agreed to make special bonus payments in the amount of $5.0 million during each of 2005 and 2006. As such, the Company recorded a $10 million liability in 2001 which is included in Other Employee Benefit Liabilities.

     The MLA delayed a February 2002 wage increase until December 2003. Wage increases of 52.5 cents, 50 cents and 60 cents per hour are scheduled in December 2003, June 2004 and June 2005, respectively.

     The regular pension multiplier will increase to $50 per month for each year of service up to 30 years and $65 per month for years in excess of 30.

     The MLA provides for an employee stock plan of 20% of common equity of the reorganized company and also provides profit-sharing at a level equal to 10% of quarterly profits in 2002 and 2003 and 20% of quarterly profits thereafter.

     The MLA will remain effective only upon the USWA's reasonable and continuing satisfaction that support is also being provided by other constituents, including salaried employees, trade creditors, outside professionals and WHX.

     As a condition of the MLA, WHX agreed to provide short-term loans in the amount of $5 million and other credit support to the Company. The agreement also provides that the WHX pension plan may be split, upon confirmation of a Plan of Reorganization, so as to provide for a separate pension plan covering WPC employees and retirees, and that WHX will make a contribution of $25 million to the new WPC pension plan.

NOTE C -- ACCOUNTING POLICIES

     The accounting policies presented below have been followed in preparing the accompanying consolidated financial statements.

BASIS OF PRESENTATION

     The Company's financial statements have been prepared on a "going-concern" basis which contemplates the continuity of operations, the realization of assets and the payment of post petition liabilities in the ordinary course of business. The financial statements do not include any adjustments or reclassifications that might be necessary should the Company be unable to continue in existence. As a result of the Company's Chapter 11 filing, such matters are subject to significant uncertainty.

     The Company's financial statements have been presented in conformity with the AICPA's Statement of Position 90-7, "Financial Reporting By Entities In Reorganization Under the Bankruptcy Code", issued November 9, 1990 ("SOP 90-7"). SOP 90-7 requires a segregation of liabilities subject to compromise by the Bankruptcy Court as of the bankruptcy filing date and identification of all transactions and events that are directly associated with the reorganization of the Company. See Note H -- Liabilities Subject to Compromise and Pre-Petition Long Term Debt and Note N -- Reorganization Items. Schedules have been filed by the Company with the Bankruptcy Court setting forth the assets and liabilities of the Company as of November 16, 2000, the bankruptcy filing date, as reflected in the Company's accounting records. Differences between amounts reflected in such schedules and claims filed by creditors are currently being investigated and either resolved by mutual consent or adjudicated. The final amounts of such claims are not presently determinable.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of all subsidiary companies. All significant intercompany accounts and transactions are eliminated in consolidation. The Company uses the equity method of accounting for investments in unconsolidated companies owned 20% or more and defers income on sales to investees until realized by the unconsolidated company.

EARNINGS PER SHARE

     Presentation of earnings per share is not meaningful since the Company is a wholly-owned subsidiary of WHX.

BUSINESS SEGMENT

     The Company is primarily engaged in one line of business and has one industry segment, which is the making, processing and fabricating of steel and steel products. The Company's products include hot-rolled and cold-rolled sheet, and coated products such as galvanized, prepainted and tin mill sheet. The Company also manufactures a variety of fabricated steel products including roll formed corrugated roofing, roof deck, form deck, floor deck, culvert, bridge form and other products used primarily by the construction, highway and agricultural markets.

     Through an extensive mix of products, the Company markets to a wide range of manufacturers, converters and processors. The Company's 10 largest customers (including Wheeling-Nisshin, an affiliate in which the Company has a 35.7% ownership interest) accounted for approximately 50.4% of its net sales in 2002, 43.9% in 2001 and 38.7% in 2000. Wheeling-Nisshin, Ohio Coatings Company ("OCC"), an affiliate in which the Company has a 50% ownership interest and Nittetsu Shoji America, were the only customers to account for more than 10% of net sales in 2002. Wheeling-Nisshin accounted for 15.6% of net sales in 2002, 14.6% in 2001 and 10.9% in 2000. OCC accounted for 10.6% of net sales in 2002. Nittetsu Shoji America accounted for 10.3% of net sales in 2002. Geographically, the majority of the Company's customers are located within a 350-mile radius of the Ohio Valley. However, the Company has taken advantage of its river-oriented production facilities to market via barge into more distant locations such as the Houston, Texas and St. Louis, Missouri areas. The Company has acquired regional facilities to service an even broader geographical area.

REVENUE RECOGNITION

     Revenue from the sale of products is recognized when both risk of loss and title have transferred to the customer, which coincides with the time such products are shipped. Shipping charges billed to customers are recorded as revenues.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand and on deposit and highly liquid debt instruments with original maturities of three months or less.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined by the last-in first-out ("LIFO") method for substantially all inventories. In 2002 and 2001, approximately 92% and 90%, respectively, of inventories are valued using the LIFO method.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at historical cost less accumulated depreciation. The Company periodically evaluates property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Given the Company's integrated operations, asset impairment evaluations are generally done on a group basis as that is the lowest level at which cash flows can be separately identified.

     Depreciation is computed on the straight line and the modified units of production methods for financial statement purposes and accelerated methods for income tax purposes. The modified units of production method adjusts the straight line method based on an activity factor for operating assets. Adjusted annual depreciation is not less than 60% nor more than 110% of straight line depreciation. Accumulated depreciation after adjustment is not less than 75% nor more than 110% of straight line depreciation. Interest cost is capitalized for qualifying assets during the assets' acquisition period. Capitalized interest cost is amortized over the life of the asset.

     Costs incurred for activities that extend the useful life of the asset are capitalized in property, plant and equipment and are depreciated over their estimated useful lives. Other costs incurred for major maintenance activities are expensed in the period in which they are incurred. Profit or loss on property dispositions is credited or charged to income.

SOFTWARE CAPITALIZATION

     Costs incurred for the development or purchase of internal use software are capitalized and are amortized over the useful lives of such software, which is generally five years or less.

PENSIONS

     The Company maintains both tax qualified defined benefit and defined contribution pension plans. The defined benefit pension obligations are accounted for by WHX as a multi-employer plan. As such, the

Company records pension expense based on allocations from WHX. Costs for the defined contribution plans are being funded currently, with expense being recorded at the time of funding.

INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Recognition is given in the accounts for the income tax effect of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities using the liability method. A valuation allowance is provided against deferred tax assets where it is considered more likely than not that the Company will not realize the benefit of such assets.

     As a member of the WHX affiliated group, the Company is joined with WHX in the filing of consolidated federal income tax returns. Prior to 2001, tax provisions and the related tax payments or refunds were reflected in the Company's financial statements in accordance with a tax sharing agreement between WHX and the Company. The tax sharing agreement generally provided that the Company would be paid for any reduction in the combined consolidated federal income tax liability resulting from the utilization or deemed utilization of deductions, losses and credits from current or prior years which are attributable to WPC or its subsidiaries. The tax sharing agreement was terminated in 2001 effective as of January 1, 2001. As a result, the tax provision for 2001 and later years is intended to reflect the Company's tax position as if it filed its own federal income tax return.

ENVIRONMENTAL MATTERS

     The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study.

     Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

NEW ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. ("SFAS") 142 "Goodwill and Other Intangible Assets" which addresses the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS 142 are: 1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. The Company adopted SFAS 142 effective January 1, 2002, as required. The adoption of SFAS 142 did not have a material impact on the Company.

     In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 establishes a new accounting model for the recognition and measurement of retirement obligations associated with tangible long-lived assets. SFAS 143 requires that an asset retirement cost be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company will adopt this Statement effective January 1, 2003, as required. The transition adjustment resulting from the adoption of SFAS 143 will be reported as a cumulative effect of a change in accounting principle. At this time, the Company cannot reasonably estimate the effect of the adoption of this Statement on either its financial position or results of operations. Management believes at this time that the adoption of this standard will not have a significant impact on either its financial position or results of operations.

     In August 2001, the FASB issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for long-lived assets to be disposed of by sale and provides additional implementation guidance for assets to be held and used and assets to be disposed of other than by sale. The Company adopted the Statement prospectively effective January 1, 2002. The adoption of SFAS 144 did not have a material effect on the Company.

     In June 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal of Activities." This statement supercedes Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires the recognition of a liability for costs associated with an exit or disposal activity when incurred. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS 146 will be effective for any exit and disposal activities initiated after December 31, 2002.

     In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The disclosure requirements are effective as of December 31, 2002. The provisions of FIN 45 are not expected to have a material impact on our results of operations or financial position.

NOTE D -- PENSIONS, OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

  PENSION PROGRAMS

     The Company provides defined contribution pension programs for both hourly and salaried employees, and prior to August 12, 1997, also provided a defined contribution pension program for USWA-represented employees. These tax qualified defined contribution plans provide, in the case of hourly employees, an increasing Company contribution per hour worked based on the age of its employees. A similar tax qualified plan for salaried employees provides defined Company contributions based on a percentage of compensation dependent upon age and in certain cases age and service of its employees. The Company also established a supplemental defined benefit pension plan for its salaried employees.

     As of December 31, 2002, $135.5 million of fully vested funds are held in trust for benefits earned under the hourly defined contribution pension plans and $38.1 million of fully vested funds are held in trust for benefits earned under the salaried employees defined contribution plan. Approximately 74% of the assets are invested in equities and 23% are in fixed income investments. The balance is in cash and cash equivalents. All plan assets are invested by professional investment managers.

     All pension provisions charged against income totaled $3.8 million, $4.8 million and $7.4 million in 2002, 2001 and 2000, respectively.

  DEFINED BENEFIT PLANS

     The Company established a defined benefit pension plan for USWA-represented employees pursuant to a new labor agreement. The plan includes individual participant accounts of USWA-represented employees from the hourly-defined contribution plan and merges the assets of those accounts into the defined benefit plan.

     The plan was established pursuant to a collective bargaining agreement ratified on August 12, 1997. Prior to that date, benefits were provided through a defined contribution plan, the WPSC Retirement Security Plan ("Retirement Security Plan").

     The defined benefit pension plan covers employees represented by the USWA. The plan also includes individual participant accounts from the Retirement Security Plan. The assets of the Retirement Security Plan were merged into the Defined Benefit Pension Plan.

     Since the plan includes the account balances from the Retirement Security Plan, the plan includes both defined benefit and defined contribution features. The gross benefit, before offsets, is calculated based on years of service and the current benefit multiplier under the plan. This gross amount is then offset for benefits payable from the Retirement Security Plan and benefits payable by the Pension Benefit Guaranty Corporation ("PBGC") from previously terminated plans. Individual employee accounts established under the Retirement Security Plan are maintained until retirement. Upon retirement, the account balances are converted into monthly benefits that serve as an offset to the gross benefit, as described above. Aggregate account balances held in trust in individual employee accounts which will be available upon retirement to offset the gross benefit at December 31, 2002 totaled $134.5 million.

     In 1998 the Company established a supplemental defined benefit plan covering its salaried employees employed as of January 31, 1998, which provides a guaranteed minimum benefit based on years of service and compensation. The gross benefit from this plan is offset by the annuitized value of the defined contribution plan account balance and any benefits payable from the Pension Benefit Guaranty Corporation from the previously terminated defined benefit pension plan.

     In 1998, WHX merged WPC's defined benefit pension plan with those of its wholly-owned Handy & Harman subsidiary. The merger eliminated WPC cash funding obligations estimated in excess of $135.0 million. WPC pension expense is allocated by the common parent and totaled zero, $0.9 million and $2.6 million in 2002, 2001 and 2000, respectively. Effective May 29, 2001, the Company entered into an agreement with WHX, whereby WHX agreed not to charge the Company for any pension expense through and including the earlier of the effective date of a Plan of Reorganization and December 31, 2002. See Note A -- Bankruptcy and Reorganization.

  OTHER POSTRETIREMENT BENEFITS

     The Company sponsors postretirement benefit plans that cover both management and hourly retirees and dependents. The plans provide medical benefits including hospital, physicians' services and major medical expense benefits and a life insurance benefit. The hourly employees' plans provide non-contributory basic medical and a supplement to Medicare benefits, and pre-65 major medical coverage to which the Company contributes 50% of the insurance premium cost. As a result of the MLA, major medical benefits are no longer available to post-65 retirees living in an area where an HMO medicare plan is available. The management plan provides basic medical and major medical benefits on a non-contributory basis through age 65.

     The cost of postretirement medical and life benefits for eligible employees are accrued during the employee's service period through the date the employee reaches full benefit eligibility. The Company defers and amortizes recognition of changes to the unfunded obligation that arise from the effects of current actuarial gains and losses and the effects of changes in assumptions. The Company funds the plans as current benefit obligations are paid. In 1994 the Company began funding a qualified trust in accordance with its collective bargaining agreement. The 1997 collective bargaining agreement provided for the use of those funds to pay current benefit obligations and suspended additional funding until 2002. The MLA suspends additional funding until March 31, 2005.

     The amounts accrued at December 31, included the following components.

                                                              POSTRETIREMENT BENEFITS
                                                                OTHER THAN PENSIONS
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Change in benefit obligation:
  Benefit Obligation at beginning of year...................  $ 307,080    $ 276,192
  Service cost..............................................      2,431        2,180
  Interest cost.............................................     19,080       20,561
  Actuarial (gain) loss.....................................      9,404       19,690
  Benefits paid.............................................    (23,942)     (20,989)
  Increase due to Collective Bargaining Agreement...........         --       10,849
  Transfer of PCC obligation to WHX plan....................         --       (1,403)
                                                              ---------    ---------
  Benefit Obligation at December 31.........................    314,053      307,080
                                                              ---------    ---------
Fair value of plan assets at December 31....................         --           --
                                                              ---------    ---------
  Benefit obligation in excess of plan assets...............   (314,053)    (307,080)
  Unrecognized prior service credit.........................    (11,252)     (13,963)
  Unrecognized net actuarial (gain) loss....................    (38,298)     (53,469)
                                                              ---------    ---------
  Net amount recognized at December 31......................   (363,603)    (374,512)
                                                              ---------    ---------
  Amounts recognized in the statement of financial position
     consist of:
     Liabilities subject to compromise......................   (360,518)    (372,071)
     Accrued benefit liability..............................     (3,085)      (2,441)
                                                              ---------    ---------
     Net amount recognized..................................  $(363,603)   $(374,512)
                                                              =========    =========

     Net periodic costs for postretirement benefits other than pensions (principally health care and life insurance) for employees and covered dependents.

                                                            POSTRETIREMENT BENEFITS
                                                              OTHER THAN PENSIONS
                                                          ---------------------------
                                                           2002      2001      2000
                                                          -------   -------   -------
                                                            (DOLLARS IN THOUSANDS)
Components of net periodic cost:
  Service cost..........................................  $ 2,431   $ 2,180   $ 2,088
  Interest cost.........................................   19,080    20,561    19,640
  Amortization of prior service credit..................   (2,712)   (3,918)   (3,918)
  Recognized actuarial (gain)/loss......................   (5,767)   (4,885)   (7,168)
                                                          -------   -------   -------
  Total.................................................  $13,032   $13,938   $10,642
                                                          =======   =======   =======

     The discount rate and rate of medical cost increases used in determining the benefit obligations were as follows.

                                                              POSTRETIREMENT
                                                              BENEFITS OTHER
                                                              THAN PENSIONS
                                                              --------------
                                                              2002     2001
                                                              -----    -----
                                                               (DOLLARS IN
                                                                THOUSANDS)
Discount rate...............................................   6.5%    7.25%
Medical care cost trend rate................................   9.0%     9.5%

     For measurement purposes, medical costs are assumed to increase at annual rates as stated above and decline gradually to 4.75% in 2008 and beyond. The health care cost trend rate assumption has a significant effect on the costs and obligation reported. A 1% increase in the health care cost trend rate would result in approximate increases in the accumulated postretirement benefit obligation of $26.1 million and net periodic benefit cost of $2.6 million. A 1% decrease in the health care cost trend rate would result in approximate decreases in the accumulated postretirement benefit obligation of $23.5 million and net periodic benefit cost of $4.2 million.

401(K) PLAN

     Effective January 1, 1994, the Company began matching salaried employee contributions to the 401(k) plan with shares of WHX's Common Stock. Until November 30, 2000, the Company matched 50% of the employee's contributions. The employer contribution was limited to a maximum of 3% of an employee's salary. As of November 30, 2000, the Company terminated the employer matching contribution benefit. At December 31, 2002, 2001 and 2000, the 401(k) plan held 165,645 shares, 542,695 shares and 638,902 shares of WHX Common Stock, respectively. Costs incurred for matching contributions amounted to approximately $1 million in 2000.

  POSTEMPLOYMENT BENEFITS

     The Company provides benefits to former or inactive employees after employment but before retirement. Those benefits include, among others, disability, severance and workers' compensation. The assumed discount rate used to measure the benefit liability was 6.5% at December 31, 2002 and 7.0% at December 31, 2001. At December 31, 2002, liabilities of $1.1 million and $16.7 million were included in Other Employee Benefit Liabilities and Liabilities Subject to Compromise -- Other Liabilities, respectively. At December 31, 2001 these liabilities totaled $0.4 million and $14.4 million, respectively.

COAL INDUSTRY RETIREE HEALTH BENEFIT ACT

     The Coal Industry Retiree Health Benefit Act of 1992 ("the Act") created a new United Mine Workers of America postretirement medical and death benefit plan to replace two existing plans which had developed significant deficits. The Act assigns companies the remaining benefit obligations for former employees and beneficiaries, and a pro rata allocation of benefits related to unassigned beneficiaries (orphans). The Company's obligation under the Act relates to its previous ownership of coal mining operations.

     At December 31, 2002, the actuarially determined liability discounted at 6.5%, covering 348 assigned retirees and dependents and 157 orphans, totaled $10.4 million. Such liabilities are included in Liabilities Subject to Compromise. In conjunction with the Chapter 11 filing, the Company is involved in disputes over the extent of its liabilities under the Act. At December 31, 2001, the actuarially determined liability discounted at 7.25%, covering 386 assigned retirees and dependents and 174 orphans, totaled $9.8 million.

NOTE E -- INCOME TAXES

     The provision for income taxes for the years ended December 31, consisted of the following:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                              2002    2001      2000
                                                              -----   -----   --------
                                                               (DOLLARS IN THOUSANDS)
Current
  Federal tax provision (benefit)...........................   $--     $--    $    --
  State tax provision.......................................    11      17         82
                                                               ---     ---    -------
Total income taxes current..................................    11      17         82
Deferred
  Federal tax provision (benefit)...........................    --      --     90,010
                                                               ---     ---    -------
Income tax provision (benefit)..............................   $11     $17    $90,092
                                                               ===     ===    =======

     Total federal and state income taxes paid in 2002, 2001 and 2000 were $0.0 million, $0.1 million and $0.2 million, respectively.

     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 35% to pretax income as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       2002       2001        2000
                                                     --------   ---------   ---------
                                                          (DOLLARS IN THOUSANDS)
Loss before taxes..................................  $(57,556)  $(172,197)  $(128,095)
                                                     ========   =========   =========
Tax provision (benefit) at statutory rate..........  $(20,145)  $ (60,269)  $ (44,833)
Increase (reduction) in tax due to:
  Percentage depletion.............................        --          --        (242)
  Equity earnings..................................    (1,086)       (388)       (447)
  State income tax net of federal effect...........         7          11          53
  Change in valuation allowance....................    21,158      60,588     149,681
  Settlement of prior years taxes..................        --          --     (23,895)
  Other miscellaneous..............................        77          75       9,775
                                                     --------   ---------   ---------
Tax provision (benefit)............................  $     11   $      17   $  90,092
                                                     ========   =========   =========

     The composition of deferred income tax assets and liabilities are shown in the following table:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2002        2001
                                                              ---------   ---------
                                                              (DOLLARS IN MILLIONS)
ASSETS
Postretirement and postemployment employee benefits.........   $ 130.0     $ 133.6
Operating loss carryforward (expiring in 2005 to 2021)......     220.2       212.8
Minimum tax credit carryforwards (indefinite
  carryforward).............................................      18.2        18.2
Provision for expenses and losses...........................      24.8        17.5
Leasing activities..........................................      12.4        15.5
State income taxes..........................................       1.1         1.2
Miscellaneous other.........................................       0.5         2.3
                                                               -------     -------
  Deferred tax assets.......................................   $ 407.2     $ 401.1
                                                               =======     =======
LIABILITIES
Property, plant and equipment...............................   $(112.7)    $(125.7)
Inventory...................................................     (31.2)      (32.0)
State income taxes..........................................      (0.7)       (0.9)
Miscellaneous other.........................................      (0.4)       (0.9)
                                                               -------     -------
  Deferred tax liability....................................    (145.0)     (159.5)
Valuation allowance.........................................    (262.2)     (241.6)
                                                               -------     -------
Deferred income tax asset -- net............................   $    --     $    --
                                                               =======     =======

     On November 16, 2000, the Company filed for relief under Chapter 11 of the United States Bankruptcy Code. In general, the Internal Revenue Code permits debt forgiveness in such cases to be excluded from income. However, to the extent that income is not recognized, certain future tax attributes must be reduced by the amount of the excluded income. Accordingly, a full valuation allowance was recorded against the Company's net deferred tax assets in 2000 due to uncertainties surrounding future realization and the expectation that certain tax attributes previously recorded -- namely net operating losses and tax credits -- will not be utilized. In 2002, the valuation allowance reflected a net increase in the amount of $20.6 million largely due to the increase in net operating losses for which uncertainty exists as to their realizability.

     During 2000, certain transactions between WPC and WHX were entered into by the parties with the understanding that the tax sharing agreement would be terminated effective January 1, 2001 and would not apply prospectively as long as WPC remained a member of the WHX affiliated group. This had the effect of using $94.2 million and $24.9 million of WPC operating losses for 2001 and 2000, respectively for which the Company derived no benefit.

     During 1994, the Company experienced an ownership change as defined by
Section 382 of the Internal Revenue Code. As a result of this event, pre-change of control net operating losses that can be used to offset post-change of control pre-tax income will be limited to approximately $32.0 million. Post-change of control net operating losses do not have an annual offset limitation.

     The statute of limitations has expired for years through 1994. Federal tax returns have been examined by the Internal Revenue Service ("IRS") through 1997. Management believes it has adequately provided for all taxes on income.

NOTE F -- INVENTORIES

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Finished products...........................................   $ 31,705     $ 40,295
In-process..................................................    112,319       89,762
Raw materials...............................................     22,544       19,303
Other materials and supplies................................     17,054       18,515
                                                               --------     --------
                                                                183,622      167,875
LIFO reserve................................................        469        5,242
                                                               --------     --------
                                                               $184,091     $173,117
                                                               ========     ========

     During 2002, 2001 and 2000, certain inventory quantities were reduced, resulting in liquidations of LIFO inventories, the effect of which decreased income by approximately $0.8 million in 2002, and increased income by $4.8 million in 2001 and $3.4 million in 2000.

NOTE G -- PROPERTY, PLANT AND EQUIPMENT

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Land and mineral properties.................................  $   19,734   $   19,751
Buildings, machinery and equipment..........................   1,194,799    1,178,707
Construction in progress....................................      32,390       44,355
                                                              ----------   ----------
                                                               1,246,923    1,242,813
Less accumulated depreciation and amortization..............     716,355      648,925
                                                              ----------   ----------
                                                              $  530,568   $  593,888
                                                              ==========   ==========

     The Company utilizes the modified units of production method of depreciation which recognizes that the depreciation of steelmaking machinery is related to the physical wear of the equipment as well as a time factor. The modified units of production method provides for straight line depreciation charges modified (adjusted) by the level of raw steel production. In 2002, 2001 and 2000 depreciation adjustments under the modified units of production method were $0.9 million or 1.3% less, $1.8 million or 2.4% less and $0.2 million or 0.3% less, respectively, than straight line depreciation.

     As of December 31, 2002 and 2001, the Company had two capital leases in the amount of $7.1 million which were classified as Debt in Liabilities Subject to Compromise.

NOTE H -- LIABILITIES SUBJECT TO COMPROMISE AND PRE-PETITION LONG TERM DEBT

     The principal categories of claims classified as liabilities subject to compromise under reorganization proceedings are identified below. These liabilities include substantially all the current and non-current liabilities of the Company as of November 16, 2000, the date the Chapter 11 petition was filed. As discussed further in Note A, these liabilities including the maturity of debt obligations are stayed during the Chapter 11 cases. Certain of the pre-petition liabilities are secured by liens on the Company's property. Parties holding secured claims may request maintenance payments during the reorganization period should the value of liened property decline. Additional bankruptcy claims and pre-petition liabilities may arise by reason of termination of various contractual obligations and as certain contingent and/or disputed bankruptcy claims are settled which may materially exceed the amounts shown below. All amounts below may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to disputed claims, or other events. Liabilities subject to compromise are summarized as follows.

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Other federal, state and local taxes........................   $  1,717     $  3,573
Debt, see table below.......................................    356,384      356,384
Interest accrued through November 16, 2000..................     13,738       13,738
Unfunded provisions related to retiree medical benefits (see
  Note D)...................................................    360,518      372,071
Trade payables..............................................    117,020      131,391
Other liabilities...........................................     40,924       37,961
                                                               --------     --------
  Total liabilities subject to compromise recorded at
     December 31:...........................................   $890,301     $915,118
                                                               ========     ========

     Debt included in liabilities subject to compromise at December 31, 2002 and 2001 is summarized below:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Senior Unsecured Notes due 2007, 9 1/4%.....................   $274,266     $274,266
Term Loan Agreement due 2006, floating rate.................     75,000       75,000
Other.......................................................      7,118        7,118
                                                               --------     --------
  Total Long-Term Debt(1)...................................   $356,384     $356,384
                                                               ========     ========

---------------

(1) No estimate of fair value is available for December 31, 2002 and 2001.

     As a result of the bankruptcy filing, principal and interest payments may not be made on pre-petition debt without Bankruptcy Court approval or until a reorganization plan defining the repayment terms has been confirmed. The total interest on pre-petition debt that was not paid or charged to earnings for the period from November 17, 2000 to December 31, 2000 was $4.1 million. For the year ended December 31, 2002 and 2001, interest not paid or charged to earnings totaled $29.9 million and $31.6 million, respectively. Such interest is not being accrued since it is not probable that it will be treated as an allowed claim. The Bankruptcy Code generally disallows the payment of post-petition interest with respect to unsecured pre-petition claims.

9 1/4% SENIOR NOTES DUE 2007 AND TERM LOAN:

     On November 26, 1997 the Company issued $275 million principal amount of 9 1/4% Senior Notes. Interest on the 9 1/4% Senior Notes is payable semi-annually on May 15 and November 15 of each year. The Senior Notes mature on November 15, 2007. The 9 1/4% Senior Notes were exchanged for identical notes which were issued pursuant to an exchange offer registered under the Securities Act. The 9 1/4% Senior Notes are unsecured obligations of the Company, ranking senior in right of payment to all existing and future subordinated indebtedness of the Company, and pari passu with all existing and future senior unsecured indebtedness of the Company, including borrowings under the Term Loan Agreement. The 9 1/4% Senior Notes are fully and unconditionally guaranteed on a joint and several and senior basis by the guarantors, which consist of the Company's present and future operating subsidiaries.

     On November 26, 1997 the Company entered into the Term Loan Agreement with DLJ Capital Funding Inc., as syndication agent pursuant to which it borrowed $75 million. The Company's obligations under the Term Loan Agreement are guaranteed by its present and future operating subsidiaries.

     The Company is in default of its obligations with respect to the 9 1/4% Senior Notes and the Term Loan Agreement by virtue of the Chapter 11 filings and failures to pay interest when due.

     See Note Q for a summary of combined financial information of the subsidiary guarantors of the 9 1/4 Senior Notes.

NOTE I -- LONG TERM DEBT

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Term Loan -- DIP Credit Facility (See Note A)...............   $35,222      $34,401
State Loans.................................................    11,985           --
WHX Loan....................................................     5,000        5,000
Other.......................................................     4,545          943
                                                               -------      -------
                                                                56,752       40,344
Less portion due within one year............................    43,575       40,344
                                                               -------      -------
Long-Term Debt..............................................   $13,177      $    --
                                                               =======      =======

     Pursuant to a Memorandum of Understanding ("MOU"), WHX provided $5.0 million in secured loans to the Company during the fourth quarter of 2001 to increase liquidity and sustain continued operations. The loans bear interest at the rate of 6% per annum and will mature on the earlier of the (a) substantial consummation of a Plan of Reorganization, (b) termination of the MOU, or (c) December 31, 2002. Payment was not made on December 31, 2002. Furthermore, no determination has been made as to the timing of the payment of the debt. Pursuant to a negotiated agreement among the USWA, WHX and the Company in January 2002, the Company received loans in the amount of $7.0 million and $5.0 million from the states of Ohio and West Virginia, respectively.

INTEREST COST

     Aggregate interest costs on debt and amounts capitalized during the three years ended December 31, 2002, are as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2002      2001      2000
                                                          -------   -------   -------
                                                            (DOLLARS IN THOUSANDS)
Aggregate interest expense on long-term debt............  $17,761   $21,611   $42,467
Less: Capitalized interest..............................    1,774     4,163     6,498
                                                          -------   -------   -------
Interest expense........................................  $15,987   $17,448   $35,969
                                                          =======   =======   =======
Interest Paid...........................................  $11,618   $15,905   $29,049
                                                          =======   =======   =======

NOTE J -- STOCKHOLDER'S EQUITY

     Changes in capital accounts are as follows:

                                               COMMON STOCK     ACCUMULATED    CAPITAL IN
                                              ---------------    EARNINGS     EXCESS OF PAR
                                              SHARES   AMOUNT    (DEFICIT)        VALUE
                                              ------   ------   -----------   -------------
                                                         (DOLLARS IN THOUSANDS)
Balance January 1, 2000.....................   100     $   0     $(198,341)     $335,138
Net loss....................................    --        --      (218,187)           --
                                               ---     -----     ---------      --------
Balance December 31, 2000...................   100         0      (416,528)      335,138
Net loss....................................    --        --      (172,214)           --
                                               ---     -----     ---------      --------
Balance December 31, 2001...................   100         0      (588,742)      335,138
Net loss....................................    --        --       (57,567)           --
                                               ---     -----     ---------      --------
Balance December 31, 2002...................   100     $   0     $(646,309)     $335,138
                                               ===     =====     =========      ========

NOTE K -- RELATED PARTY TRANSACTIONS

     The Chairman of the Board of WHX is the President and sole shareholder of WPN Corp. Pursuant to a management agreement effective as of January 3, 1991, as amended, approved by a majority of the disinterested directors of WHX, WPN Corp. provided certain financial, management advisory and consulting services to WPC. Such services included, among others, identification, evaluation and negotiation of acquisitions and divestitures, responsibility for financing matters, review of annual and quarterly budgets, supervision and administration, as appropriate, of all of WPC's accounting and financial functions and review and supervision of reporting obligations under Federal and state securities laws. In exchange for such services, WPN Corp. received a fixed fee from the Company of $208,333 per month for nine months in 2000. On January 17, 2001 the Company notified WHX that the Company had not received services under the agreement since September 30, 2000 and would no longer participate under the management agreement.

     The Company regularly sells steel product at prevailing market prices to Unimast Incorporated ("Unimast") and PCC, wholly-owned subsidiaries of WHX. During 2002, 2001 and 2000, the Company shipped $0.5 million, $2.2 million and $13.2 million, respectively of steel product to Unimast. In August 2002, WHX sold its interest in Unimast to an unrelated party. During 2002 and 2001, the Company shipped $20.8 million and $7.0 million, respectively of steel product to PCC. Amounts due the Company from Unimast at December 31, 2002 and 2001 were $.01 million and $0.1 million, respectively. Amounts due the Company from PCC at December 31, 2002 and 2001 were $2.0 million and $0.5 million, respectively. WHX provided funds for the purchase of natural gas during 2001. At December 31, 2002 the Company owed WHX approximately $2.1 million for gas purchased.

     See Note P for a discussion related to joint venture activity.

NOTE L -- COMMITMENTS AND CONTINGENCIES

ENVIRONMENTAL MATTERS

     The Company, as are other industrial manufacturers, is subject to increasingly stringent standards relating to the protection of the environment. In order to facilitate compliance with these environmental standards, the Company has incurred capital expenditures for environmental control projects aggregating $1.7 million, $0.8 million and $3.4 million for 2002, 2001, and 2000, respectively. The Company has projected spending approximately $18.2 million in the aggregate on major environmental compliance projects through the year 2005, estimated to be spent as follows: $3.7 million in 2003, $11.6 million in 2004 and $2.9 million in 2005. However, due to the possibility of unanticipated factual or regulatory developments and in light of limitations imposed by the pending Chapter 11 cases, the amount and timing of future expenditures may vary substantially from such estimates.

     In addition, the treatment of environmental liabilities in the pending Chapter 11 cases may differ depending on whether such liabilities are determined to be pre-petition or post-petition liabilities of the Debtors. It is not possible or appropriate to predict how environmental liabilities ultimately may be classified in the Debtors' Chapter 11 cases, and the Debtors have not attempted to distinguish between pre-petition and post-petition liabilities.

     The Company has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") or similar state statutes at several waste sites. The Company is subject to joint and several liability imposed by Superfund on potentially responsible parties. Due to the technical and regulatory complexity of remedial activities and the difficulties attendant to identifying potentially responsible parties and allocating or determining liability among them, the Company is unable to reasonably estimate the ultimate cost of compliance with Superfund laws. The Company believes, based upon information currently available, that the Company's liability for clean up and remediation costs in connection with the Buckeye Reclamation Landfill will be between $1.5 million and $2.0 million. At five other sites (MIDC Glassport, Tex-Tin, Breslube Penn, Four County Landfill and Beazer) the Company estimates costs to aggregate approximately $500,000.

     Non-current accrued environmental liabilities totaled $18.0 million at December 31, 2002 and $19.0 million at December 31, 2001. These accruals were determined by the Company based on all available information. As new information becomes available, including information provided by third parties, and changing laws and regulations, the liabilities are reviewed and the accruals adjusted quarterly. Management believes, based on its best estimate, that the Company has adequately provided for its present environmental obligations.

     Based upon information currently available, including the Company's prior capital expenditures, anticipated capital expenditures, consent agreements negotiated with Federal and state agencies and information available to the Company on pending judicial and administrative proceedings, the Company does not expect its environmental compliance costs, including the incurrence of additional fines and penalties, if any, relating to the operation of its facilities, to have a material adverse effect on the results of operations of the Company or on its ability to reorganize. However, as further information comes into the Company's possession, it will continue to reassess such evaluations.

COMMITMENTS

     In 1999 the Company entered into a 15-year take-or-pay contract that requires the Company to purchase oxygen each month with a minimum monthly charge of approximately $0.6 million. Payments for deliveries of oxygen totaled $7.0 million in 2002, $7.5 million in 2001 and $5.5 million in 2000. If the Company elects to terminate the contract early, a maximum termination payment of $48.1 million may be required.

     In 1999 the Company entered into a 20-year take-or-pay contract that requires the Company to purchase steam and electricity each month or pay a minimum monthly charge of approximately $0.4 million. A variable portion of the contract is calculated as $3.75 times the number of tons of iron produced each month. Payments for deliveries of steam and electricity totaled $13.8 million in 2002, $14.6 million in 2001 and $10.1 million in 2000. If the Company elects to terminate the contract early, a maximum termination payment of $38.2 million may be required.

     In 2003, the Company entered into an eighteen-month take-or-pay contract to purchase coal each month with a minimum monthly charge of approximately $1.1 million. Payments for deliveries of coal totaled $16.4 million in 2002, $7.3 million in 2001 and $13.4 million in 2000. If the Company elects to terminate the contract early, a maximum termination payment of $19.7 million may be required.

GUARANTEES

     In December 1995, the Company entered into a "Capital Maintenance Agreement" with a financial institution, which requires the Joint Venture owners of OCC to provide funds to cure any defaults under the debt agreement. At December 31, 2002 the amounts borrowed under the debt agreement totaled approximately $12 million.

NOTE M -- OTHER INCOME

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            2002     2001      2000
                                                           ------   -------   -------
                                                             (DOLLARS IN THOUSANDS)
Interest and investment income...........................  $  764   $   973   $ 1,531
Equity income............................................   3,882     1,274     1,810
Receivables securitization fees..........................      --        --    (6,887)
Other, net...............................................     (79)   (1,896)      531
                                                           ------   -------   -------
                                                           $4,567   $   351   $(3,015)
                                                           ======   =======   =======

NOTE N -- REORGANIZATION ITEMS

     Reorganization expenses are comprised of items of income, expense and loss that were realized or incurred by the Company as a result of its decision to reorganize under Chapter 11 of the Bankruptcy Code. Reorganization and professional fee expense and cash payments related to continuing operations during 2002, 2001 and 2000 were $11.8 million and $10.6 million in 2002, $14.2 million and $13.9 million for 2001, and $4.1 million and $2.6 million for 2000, respectively.

     Other reorganization income (expense) items are summarized below:

                                                             YEAR ENDED DECEMBER 31,
                                                            -------------------------
                                                             2002     2001     2000
                                                            ------   ------   -------
                                                             (DOLLARS IN THOUSANDS)
Gain (loss) on sale or disposal of assets.................  $1,258   $ (936)  $    --
Gain from sale of PCC assets..............................      --    9,818        --
Gain on settlement of intercompany accounts...............      --      367        --
Write-off of deferred financing costs related to
  pre-petition credit and securitization agreements.......      --       --    (2,592)
Other.....................................................       4       --        --
                                                            ------   ------   -------
                                                            $1,262   $9,249   $(2,592)
                                                            ======   ======   =======

NOTE O -- SALE OF RECEIVABLES

     In 1994, a special purpose wholly-owned subsidiary of WPSC entered into an agreement to sell an undivided percentage ownership in a designated pool of accounts receivable generated by WPSC and two of the Company's subsidiaries:
Wheeling Construction Products, Inc. and PCC (the Receivables Facility). In 1995 WPSC entered into an agreement to include the receivables generated by Unimast, in the pool of accounts receivable sold. In May 1999, the Receivables Facility was extended through May 2003 and increased to $100 million on a revolving basis. Effective June of 1999, Unimast withdrew from participation in the facility. In June 2000, the Company amended the agreement to increase the program limit to $115 million. On September 22, 2000, the Company amended its agreement to reduce the program limit to $105 million, to waive an Early Amortization Event through December 20, 2000 and to increase certain fees associated with the agreement during the waiver period. The Early Amortization

Event was caused by a reduction in rating by Standard & Poors on the long-term Senior Unsecured debt. On November 17, 2000, the Receivables Facility was terminated and funds from the DIP Credit Facility were used to repurchase all receivables held by the Receivables Facility. Fees paid by WPSC under this Receivables Facility were based upon variable rates that ranged from 5.91% to 9.62%.

NOTE P -- INFORMATION ON SIGNIFICANT JOINT VENTURES

     The Company owns 35.7% of Wheeling-Nisshin. Wheeling-Nisshin had no debt outstanding at December 31, 2002 and December 31, 2001. The Company derived approximately 15.5% and 14.6% of its revenues from sale of steel to Wheeling-Nisshin in 2002 and 2001, respectively. The Company received dividends of $1.25 million from Wheeling-Nisshin in 2002 and $3.75 million in 2001. Amounts due the Company at December 31, 2002 totaled $5.2 million.

     The Company owns 50% of OCC. OCC had total debt outstanding at December 31, 2002 and 2001 of approximately $44.3 million and $48.2 million, respectively. Of the debt outstanding at December 31, 2002, the Company is obligated to pay $12.1 million in the event of default by OCC. The Company derived approximately 10.8% and 9.8% of its revenues from sale of steel to OCC in 2002 and 2001, respectively. Amounts due the Company at December 31, 2002 totaled $29.4 million, including an advance of $12.4 million.

NOTE Q -- SUMMARIZED COMBINED FINANCIAL INFORMATION OF THE SUBSIDIARY GUARANTORS
          OF THE 9 1/4% SENIOR NOTES

     On November 26, 1997 the Company issued $275 million principal amount of 9 1/4% Senior Notes. The 9 1/4% Senior Notes are fully and unconditionally guaranteed on a joint and several and senior basis by the guarantors, which consist of the Company's present and future operating subsidiaries. Each guarantor subsidiary is 100% owned by WPC or one of its 100% owned subsidiaries, and any subsidiary of WPC that is not a guarantor is a minor subsidiary individually and all such non-guarantor subsidiaries in the aggregate are minor. Condensed consolidating financial information for the Company and the subsidiary guarantors are as follows:

                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

                                                         FOR THE YEAR ENDED DECEMBER 31, 2002
                                                 ----------------------------------------------------
                                                                (DOLLARS IN THOUSANDS)
                                                                         CONSOLIDATING
                                                                              AND
                                                            SUBSIDIARY    ELIMINATING        WPC
                                                   WPC      GUARANTORS      ENTRIES      CONSOLIDATED
                                                 --------   ----------   -------------   ------------
Net Sales......................................  $     --    $979,993       $    --        $979,993
Cost of products sold, excluding
  depreciation.................................       620     893,829            --         894,449
Depreciation...................................        --      74,194            --          74,194
Selling, General and Administrative Expenses...       157      46,836            --          46,993
Reorganization Expense.........................        --      11,755            --          11,755
                                                 --------    --------       -------        --------
Operating Income (Loss)........................      (777)    (46,621)           --         (47,398)
Reorganization Income..........................       845         417            --           1,262
Interest Expense...............................        --     (20,963)        4,976         (15,987)
Other Income including equity earnings (losses)
  of affiliates................................   (54,716)      1,271        58,012           4,567
                                                 --------    --------       -------        --------
Income (Loss) before tax and extraordinary
  items........................................   (54,648)    (65,896)       62,988         (57,556)
Tax Provision (Benefit)........................     2,919      (2,908)           --              11
                                                 --------    --------       -------        --------
Income (Loss) before extraordinary items.......   (57,567)    (62,988)       62,988         (57,567)
                                                 --------    --------       -------        --------
Net Income (Loss)..............................  $(57,567)   $(62,988)      $62,988        $(57,567)
                                                 ========    ========       =======        ========

                                                       FOR THE YEAR ENDED DECEMBER 31, 2001
                                               -----------------------------------------------------
                                                              (DOLLARS IN THOUSANDS)
                                                                        CONSOLIDATING
                                                                             AND
                                                           SUBSIDIARY    ELIMINATING        WPC
                                                  WPC      GUARANTORS      ENTRIES      CONSOLIDATED
                                               ---------   ----------   -------------   ------------
Net Sales....................................  $      --   $ 835,640      $     --       $ 835,640
Cost of products sold, excluding
  depreciation...............................        453     865,612            --         866,065
Depreciation.................................         --      72,551            --          72,551
Selling, General and Administrative
  Expenses...................................        195      46,978            --          47,173
Reorganization Expense.......................         --      14,200            --          14,200
                                               ---------   ---------      --------       ---------
Operating Income (Loss)......................       (648)   (163,701)           --        (164,349)
Reorganization Income........................      1,270       7,979            --           9,249
Interest Expense.............................        (21)    (19,178)        1,709         (17,448)
Other Income including equity earnings
  (losses) of affiliates.....................   (171,237)        267       171,321             351
                                               ---------   ---------      --------       ---------
Income (Loss) before tax and extraordinary
  items......................................   (170,594)   (174,633)      173,030        (172,197)
Tax Provision (Benefit)......................      1,620      (1,603)           --              17
                                               ---------   ---------      --------       ---------
Income (Loss) before extraordinary items.....   (172,214)   (173,030)      173,030        (172,214)
                                               ---------   ---------      --------       ---------
Net Income (Loss)............................  $(172,214)  $(173,030)     $173,030       $(172,214)
                                               =========   =========      ========       =========

                                                       FOR THE YEAR ENDED DECEMBER 31, 2000
                                               -----------------------------------------------------
                                                              (DOLLARS IN THOUSANDS)
                                                                        CONSOLIDATING
                                                                             AND
                                                           SUBSIDIARY    ELIMINATING        WPC
                                                  WPC      GUARANTORS      ENTRIES      CONSOLIDATED
                                               ---------   ----------   -------------   ------------
Net Sales....................................  $      --   $1,119,031     $     --       $1,119,031
Cost of products sold, excluding
  depreciation...............................      1,201    1,053,185           --        1,054,386
Depreciation.................................         --       78,859           --           78,859
Selling, General and Administrative
  Expenses...................................        275       67,890           --           68,165
Reorganization Expense.......................         --        4,140           --            4,140
                                               ---------   ----------     --------       ----------
Operating Income (Loss)......................     (1,476)     (85,043)          --          (86,519)
Early Amortization Expense...................         --       (2,592)          --           (2,592)
Interest Expense.............................    (29,752)     (31,090)      24,873          (35,969)
Other Income including equity earnings
  (losses) of affiliates.....................   (173,960)      (6,006)     226,697           (3,015)
                                               ---------   ----------     --------       ----------
Income (Loss) before tax and extraordinary
  items......................................   (205,188)    (124,731)     201,824         (128,095)
Tax Provision (Benefit)......................     12,999       77,093           --           90,092
                                               ---------   ----------     --------       ----------
Income (Loss) before extraordinary items.....   (218,187)    (201,824)     201,824         (218,187)
                                               ---------   ----------     --------       ----------
Net Income (Loss)............................  $(218,187)  $ (201,824)    $201,824       $ (218,187)
                                               =========   ==========     ========       ==========

                     CONDENSED CONSOLIDATING BALANCE SHEETS

                                                                 DECEMBER 31, 2002
                                                ----------------------------------------------------
                                                               (DOLLARS IN THOUSANDS)
                                                                        CONSOLIDATING
                                                                             AND
                                                           SUBSIDIARY    ELIMINATING        WPC
                                                  WPC      GUARANTORS      ENTRIES      CONSOLIDATED
                                                --------   ----------   -------------   ------------
Assets
  Cash and cash equivalents...................  $     37   $   8,506      $      --      $   8,543
  Trade accounts receivable...................        --     130,593             --        130,593
  Inventories.................................        --     184,091             --        184,091
  Other Current Assets........................       225       7,252             --          7,477
       Total current assets...................       262     330,442             --        330,704
  Intercompany Receivables....................   189,984     235,161       (425,145)            --
  Property, plant and equipment -- net........    11,842     518,726             --        530,568
  Investments and Advances in affiliates......   (50,602)        664        110,705         60,767
  Other Non-current assets....................   251,224    (214,147)            --         37,077
                                                --------   ---------      ---------      ---------
Total Assets..................................   402,710     870,846       (314,440)       959,116
Liabilities and Stockholder's Equity
  Accounts payable............................        --      71,048             --         71,048
  Other current liabilities...................        30     259,881             --        259,911
       Total current liabilities..............        30     330,929             --        330,959
  Liabilities Subject to Compromise...........   376,077     514,224             --        890,301
  Intercompany Notes Payables.................   102,485     322,660       (425,145)            --
  Long term debt..............................        --      13,177             --         13,177
  Other non-current liabilities...............        --      35,850             --         35,850
  Stockholder's equity........................   (75,882)   (345,994)       110,705       (311,171)
                                                --------   ---------      ---------      ---------
Total Stockholder's Equity....................  $402,710   $ 870,846      $(314,440)     $ 959,116
                                                ========   =========      =========      =========

                                                                 DECEMBER 31, 2001
                                                ----------------------------------------------------
                                                               (DOLLARS IN THOUSANDS)
                                                                        CONSOLIDATING
                                                                             AND
                                                           SUBSIDIARY    ELIMINATING        WPC
                                                  WPC      GUARANTORS      ENTRIES      CONSOLIDATED
                                                --------   ----------   -------------   ------------
Assets
  Cash and cash equivalents...................  $     41   $   7,545      $      --      $   7,586
  Trade accounts receivable...................        --     106,462             --        106,462
  Inventories.................................        --     173,117             --        173,117
  Other Current Assets........................       251       8,651             --          8,902
       Total current assets...................       292     295,775             --        296,067
  Intercompany Receivables....................   186,343     236,825       (423,168)            --
  Property, plant and equipment -- net........    11,859     582,029             --        593,888
  Investments and Advances in affiliates......     9,940         994         47,716         58,650
  Other Non-current assets....................   251,224    (208,964)            --         42,260
                                                --------   ---------      ---------      ---------
Total Assets..................................   459,658     906,659       (375,452)       990,865
Liabilities and Stockholder's Equity
  Accounts payable............................        --      60,342             --         60,342
  Other current liabilities...................        30     235,882             --        235,912
       Total current liabilities..............        30     296,224             --        296,254
  Liabilities Subject to Compromise...........   375,458     539,660             --        915,118
  Intercompany Notes Payables.................   102,485     320,683       (423,168)            --
  Other non-current liabilities...............        --      33,097             --         33,097
  Stockholder's equity........................   (18,315)   (283,005)        47,716       (253,604)
                                                --------   ---------      ---------      ---------
Total Stockholder's Equity....................  $459,658   $ 906,659      $(375,452)     $ 990,865
                                                ========   =========      =========      =========

                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

                                                          FOR THE YEAR ENDED DECEMBER 31, 2002
                                                   --------------------------------------------------
                                                                 (DOLLARS IN THOUSANDS)
                                                                         CONSOLIDATING
                                                                              AND
                                                            SUBSIDIARY    ELIMINATING        WPC
                                                    WPC     GUARANTORS      ENTRIES      CONSOLIDATED
                                                   ------   ----------   -------------   ------------
Net cash provided (used) by operating
  activities.....................................  $   (4)   $(15,847)      $   --         $(15,851)
INVESTING ACTIVITIES:
  Capital expenditures...........................      --     (10,971)          --          (10,971)
  Other..........................................      --       3,085           --            3,085
                                                   ------    --------       ------         --------
  Net cash used in investing activities..........      --      (7,886)          --           (7,886)
FINANCING ACTIVITIES:
  Net borrowings (repayments):...................      --      24,694           --           24,694
                                                   ------    --------       ------         --------
  Net cash (used in) provided by financing
     activities..................................      --      24,694           --           24,694
                                                   ------    --------       ------         --------
(Decrease) Increase in cash and cash
  equivalents....................................      (4)        961           --              957
Cash and cash equivalents at beginning of year...      41       7,545           --            7,586
                                                   ------    --------       ------         --------
Cash and cash equivalents at end of period.......  $   37    $  8,506       $   --         $  8,543
                                                   ======    ========       ======         ========

                                                          FOR THE YEAR ENDED DECEMBER 31, 2001
                                                   --------------------------------------------------
                                                                 (DOLLARS IN THOUSANDS)
                                                                         CONSOLIDATING
                                                                              AND
                                                            SUBSIDIARY    ELIMINATING        WPC
                                                    WPC     GUARANTORS      ENTRIES      CONSOLIDATED
                                                   ------   ----------   -------------   ------------
Net cash provided (used) by operating
  activities.....................................  $   41    $(49,693)      $   --         $(49,652)
INVESTING ACTIVITIES:
  Capital expenditures...........................      --      (5,033)          --           (5,033)
  Other..........................................      --      21,589           --           21,589
                                                   ------    --------       ------         --------
  Net cash used in investing activities..........      --      16,556           --           16,556
FINANCING ACTIVITIES:
  Net borrowings (repayments):...................      --       8,546           --            8,546
  Receivables from affiliates....................      --      16,602           --           16,602
                                                   ------    --------       ------         --------
  Net cash (used in) provided by financing
     activities..................................      --      25,148           --           25,148
                                                   ------    --------       ------         --------
(Decrease) Increase in cash and cash
  equivalents....................................      41      (7,989)          --           (7,948)
Cash and cash equivalents at beginning of year...      --      15,534           --           15,534
                                                   ------    --------       ------         --------
Cash and cash equivalents at end of period.......  $   41    $  7,545       $   --         $  7,586
                                                   ======    ========       ======         ========

                                                          FOR THE YEAR ENDED DECEMBER 31, 2000
                                                   --------------------------------------------------
                                                                         CONSOLIDATING
                                                                              AND
                                                            SUBSIDIARY    ELIMINATING        WPC
                                                    WPC     GUARANTORS      ENTRIES      CONSOLIDATED
                                                   ------   ----------   -------------   ------------
                                                                 (DOLLARS IN THOUSANDS)
Net cash provided (used) by operating
  activities.....................................  $   --    $(15,221)      $   --         $(15,221)
INVESTING ACTIVITIES:
  Capital expenditures...........................      --     (97,287)          --          (97,287)
  Other..........................................      --       6,848           --            6,848
                                                   ------    --------       ------         --------
  Net cash used in investing activities..........      --     (90,439)          --          (90,439)
FINANCING ACTIVITIES:
  Net borrowings (repayments):...................      --      81,593           --           81,593
  Receivables from affiliates....................      --      39,601           --           39,601
                                                   ------    --------       ------         --------
  Net cash (used in) provided by financing
     activities..................................      --     121,194           --          121,194
                                                   ------    --------       ------         --------
(Decrease) Increase in cash and cash
  equivalents....................................      --      15,534           --           15,534
Cash and cash equivalents at beginning of year...      --          --           --               --
                                                   ------    --------       ------         --------
Cash and cash equivalents at end of period.......  $   --    $ 15,534       $   --         $ 15,534
                                                   ======    ========       ======         ========

NOTE R -- SUBSEQUENT EVENTS

     On February 28, 2003, the Company was notified that the Emergency Steel Loan Guarantee Board did not approve the initial application for a $250 million loan guarantee. The Company submitted a revised application for the loan guarantee on March 14, 2003. On March 26, 2003, the revised application was approved. The loan guarantee is subject to certain conditions, which must be achieved by June 30, 2003, including, among others, development of an acceptable Plan of Reorganization, favorable resolution of the PBGC discussions with WHX and WPC relative to termination of the WHX pension plan, a definitive collective bargaining agreement with the USWA, and the absence of any material adverse change in condition (financial or otherwise), business, property, operations, prospects, assets or liabilities of WPSC, or in its ability to repay the loan, or in the value of the collateral between the date hereof and the date the guarantee is to be issued.

     On March 7, 2003, the PBGC announced that it had determined under provisions of ERISA that the WHX pension plan must terminate as of March 7, 2003, and that PBGC should become statutory trustee of the pension plan. This action was prompted by the February 28th rejection of the $250 million loan guarantee. The PBGC has been notified of the loan guarantee approval on March 26, 2003. Obtaining an acceptable resolution of the treatment of the WHX Pension Plan is a condition to the loan guarantee. If an acceptable resolution is not obtained on or before June 30, 2003, then a condition to the loan guarantee shall not have been satisfied. If the loan guarantee is not granted it is unlikely that the present Plan of Reorganization, filed with the Bankruptcy Court on December 29, 2002, or any amended Plan of Reorganization will be confirmed. Furthermore, it is doubtful that an alternative plan could be confirmed in a reasonable time frame, although the Company has indicated that it would pursue such an alternate plan. In either case, there can be no assurance as to the future of the Company.

NOTE S -- REVENUES BY PRODUCT

     Revenues from external customers by product line are as follows:

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                      --------------------------------
                                                        2002       2001        2000
                                                      --------   --------   ----------
                                                           (DOLLARS IN THOUSANDS)
PRODUCT:
Hot Rolled.........................................   $179,530   $152,787   $  219,377
Cold Rolled........................................    387,384    295,452      400,692
Galvanized.........................................     62,712     25,353       55,270
Fabricated products................................    306,254    337,693      394,174
Coke and coke by products..........................     15,408     15,245       30,011
Conversion and other*..............................     28,705      9,111       19,508
                                                      --------   --------   ----------
  Total revenue....................................   $979,993   $835,640   $1,119,031
                                                      ========   ========   ==========

---------------

* Includes conversion, semi-finished and resale products.

NOTE T -- QUARTERLY INFORMATION (UNAUDITED)

     Financial results by quarter for the two fiscal years ended December 31, 2002 and 2001 are as follows:

                                                                            NET       EARNINGS
                                                              GROSS        INCOME      (LOSS)
                                                NET SALES     PROFIT       (LOSS)     PER SHARE
                                                ---------   ----------   ----------   ---------
                                                            (DOLLARS IN THOUSANDS)
2002
  1st Quarter.................................   206,081      (5,577)     (41,026)        *
  2nd Quarter.................................   241,642      25,185      (10,486)
  3rd Quarter.................................   277,868      42,178        7,086
  4th Quarter.................................   254,402      23,758      (13,141)
2001
  1st Quarter.................................   202,706     (17,115)     (59,986)        *
  2nd Quarter.................................   207,941     (14,099)     (41,532)
  3rd Quarter.................................   224,301      (3,104)     (41,180)
  4th Quarter.................................   200,692       3,893      (29,516)

     Earnings per share are not meaningful because the Company is a wholly-owned subsidiary of WHX.

                        WHEELING-PITTSBURGH CORPORATION
                            AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       FOR THE QUARTER ENDED SEPTEMBER 30
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                        REORGANIZED COMPANY   PREDECESSOR COMPANY   PREDECESSOR COMPANY
                                         TWO MONTHS ENDED       ONE MONTH ENDED     THREE MONTHS ENDED
                                           SEPTEMBER 30,           JULY 31,            SEPTEMBER 30,
                                               2003                  2003                  2002
                                        -------------------   -------------------   -------------------
REVENUES:
Net sales including sales to
  affiliates of $38,609, $23,092 and
  $70,554.............................      $  159,789             $  81,298             $277,868
COST AND EXPENSE:
Cost of products sold, excluding
  depreciation, including cost of
  products sold to affiliates of
  $34,656, $20,662 and $62,374........         159,314                76,877              235,691
Depreciation..........................           3,568                 6,095               18,427
Selling, administrative and general
  expense.............................           9,004                 4,648               10,529
Reorganization and professional fee
  expense.............................              --                 1,995                3,155
                                            ----------             ---------             --------
                                               171,886                89,615              267,802
                                            ----------             ---------             --------
Operating income (loss)...............         (12,097)               (8,317)              10,066
Reorganization income (expense)
  Fair value adjustments..............              --              (152,708)                  --
  Gain on discharge of debt...........              --               557,541                   --
  Other reorganization entries........              --                (4,918)                  --
Interest expense on debt..............          (3,891)               (1,462)              (4,307)
Other income (expense)................             757                   382                1,333
                                            ----------             ---------             --------
Income (loss) before taxes............         (15,231)              390,518                7,092
Tax provision (benefit)...............               6                   (12)                   5
                                            ----------             ---------             --------
Net income (loss).....................      $  (15,237)            $ 390,530             $  7,087
                                            ==========             =========             ========
  Basic and diluted loss per share
     attributable to common
     stockholders.....................      $    (1.61)                    *                    *
                                            ==========             =========             ========
Weighted average common shares
  outstanding basic and diluted.......       9,500,000                     *                    *
                                            ==========             =========             ========

---------------

* Prior to reorganization, the Company was a wholly-owned subsidiary of WHX Corporation.

    The accompanying notes are an integral part of the financial statements.

                        WHEELING-PITTSBURGH CORPORATION
                            AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                        REORGANIZED COMPANY   PREDECESSOR COMPANY   PREDECESSOR COMPANY
                                         TWO MONTHS ENDED     SEVEN MONTHS ENDED     NINE MONTHS ENDED
                                           SEPTEMBER 30,           JULY 31,            SEPTEMBER 30,
                                               2003                  2003                  2002
                                        -------------------   -------------------   -------------------
REVENUES:
Net sales, including sales to
  affiliates of $38,609, $164,303 and
  $187,063............................      $  159,789             $ 570,439             $725,591
COST AND EXPENSE:
Cost of products sold, excluding
  depreciation, including cost of
  products sold to affiliates of
  $34,656, $143,840 and $179,131......         159,314               563,832              663,806
Depreciation..........................           3,568                39,889               55,680
Selling, administrative and general
  expense.............................           9,004                29,906               33,983
Reorganization and professional fee
  expense.............................              --                 8,140                8,455
                                            ----------             ---------             --------
                                               171,886               641,767              761,924
                                            ----------             ---------             --------
Operating income (loss)...............         (12,097)              (71,328)             (36,333)
Reorganization income (expense)
  Fair value adjustments..............              --              (152,708)                  --
  Gain on discharge of debt...........              --               557,541                   --
  Other reorganization entries........              --                (4,758)               1,295
Interest expense on debt..............          (3,891)               (9,185)             (12,168)
Other income (expense)................             757                 3,228                2,797
                                            ----------             ---------             --------
Income (loss) before taxes............         (15,231)              322,790              (44,409)
                                            ==========             =========             ========
Tax provision (benefit)...............               6                  (641)                  16
                                            ----------             ---------             --------
Net income (loss).....................      $  (15,237)            $ 323,431             $(44,425)
                                            ==========             =========             ========
  Basic and diluted loss per share
     attributable to common
     stockholders.....................      $    (1.61)                    *                    *
                                            ==========             =========             ========
Weighted average common shares
  outstanding basic and diluted.......       9,500,000                     *                    *
                                            ==========             =========             ========

---------------

* Prior to reorganization, the Company was a wholly-owned subsidiary of WHX Corporation.

    The accompanying notes are an integral part of the financial statements.

                        WHEELING-PITTSBURGH CORPORATION
                            AND SUBSIDIARY COMPANIES

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                          REORGANIZED COMPANY   REORGANIZED COMPANY   PREDECESSOR COMPANY
                                          AS OF SEPTEMBER 30,     AS OF JULY 31,      AS OF DECEMBER 31,
                                                 2003                  2003                  2002
                                          -------------------   -------------------   -------------------
                                                 ASSETS
Current Assets:
    Cash and cash equivalents...........       $  9,122              $  7,382             $    8,543
    Trade receivables, less allowance
       for doubtful accounts of $2,004,
       $1,916 and $1,314................        112,680               112,416                130,593
    Inventories.........................        154,318               154,664                184,091
    Prepaid expenses and deferred
       charges..........................          8,781                 6,571                  7,477
                                               --------              --------             ----------
         Total current assets...........        284,902               281,033                330,704
Investment in associated companies......         40,838                40,477                 60,767
Property, plant and equipment, at cost
  less accumulated depreciation of
  $3,568, $0 and $716,253...............        368,725               360,213                530,568
Deferred income tax benefits............         23,482                23,482                 27,342
Restricted cash.........................        101,988               112,000                     --
Deferred charges and other assets.......         60,419                61,564                  9,735
                                               --------              --------             ----------
                                               $880,355              $878,769             $  959,116
                                               --------              --------             ----------
                              LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
    Trade payables......................       $ 66,879              $ 79,941             $   71,048
    Short term debt.....................         73,115                36,915                135,490
    Payroll and employee benefits
       payable..........................         68,314                67,913                 36,339
    Accrued federal, state and local
       taxes............................          8,726                11,254                  8,839
    Deferred income tax liabilities.....         23,482                23,482                 27,342
    Accrued interest and other
       liabilities......................          9,899                10,673                  8,326
    Long term debt due in one year......          3,210                 3,755                 43,575
                                               --------              --------             ----------
         Total current liabilities......        253,625               233,933                330,959
Long term debt..........................        339,727               339,848                 13,177
Liabilities subject to compromise.......             --                    --                890,301
Other employee benefit liabilities......        139,258               142,298                 15,514
Other liabilities.......................         20,065                20,190                 20,336
                                               --------              --------             ----------
         Total liabilities..............        752,675               736,269              1,270,287
                                               --------              --------             ----------
STOCKHOLDERS' EQUITY (DEFICIT)
Common Stock  -- $.01 Par value; 10
  million shares issued and
  outstanding...........................            100                   100                     --
Additional paid-in-capital..............        149,900               149,900                335,138
Restricted stock........................         (7,083)               (7,500)                    --
Accumulated deficit.....................        (15,237)                   --               (646,309)
                                               --------              --------             ----------
                                                127,680               142,500               (311,171)
                                               --------              --------             ----------
                                               $880,355              $878,769             $  959,116
                                               ========              ========             ==========

    The accompanying notes are an integral part of the financial statements.

                        WHEELING-PITTSBURGH CORPORATION
                            AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                        REORGANIZED COMPANY   PREDECESSOR COMPANY   PREDECESSOR COMPANY
                                         TWO MONTHS ENDED     SEVEN MONTHS ENDED     NINE MONTHS ENDED
                                        SEPTEMBER 30, 2003       JULY 31, 2003      SEPTEMBER 30, 2002
                                        -------------------   -------------------   -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).....................       $(15,237)             $ 323,431             $(44,425)
Items not affecting cash from
  operating activities:
  Depreciation........................          3,568                 39,889               55,680
  Other post retirement benefits......         (3,056)                (1,565)              (8,900)
  Deferred income taxes...............             --                     --                   --
  Equity income of affiliated
     companies........................           (360)                (2,544)              (2,269)
  Reorganization expense (income).....             --                   (160)              (1,296)
  Stock based compensation............            417                     --                   --
Reorganization items
  Fair value adjustments..............             --                152,708                   --
  Gain on discharge of debt...........             --               (557,541)                  --
  Other reorganization entries........             --                  4,918                   --
Decrease (increase) in working capital
  elements:
  Trade receivables...................           (264)                17,944              (28,164)
  Inventories.........................            346                 19,769               (5,634)
  Trade payables......................        (13,062)                10,227               12,661
  Other current assets................         (3,120)                   918                  272
  Other current liabilities...........         (2,901)                  (306)               9,199
  Other items -- net..................         11,919                 (9,902)              (6,724)
                                             --------              ---------             --------
Net cash (used in) operating
  activities..........................        (21,750)                (2,214)             (19,600)
                                             --------              ---------             --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Plant additions and improvements....        (12,044)                (2,866)              (7,326)
  Payments from affiliates............             --                    600                   --
  Proceeds from sale of assets due to
     Chapter 11 proceedings...........             --                    201                1,320
  Dividends from affiliated
     companies........................             --                  2,728                1,618
                                             --------              ---------             --------
Net cash provided by (used in)
  investing activities................        (12,044)                   663               (4,388)
                                             --------              ---------             --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Long term debt borrowings...........           (666)                (1,334)              17,013
  Short term debt (DIP facility)
     borrowings.......................             --                  1,724                8,912
  Short term debt borrowings
     (payments).......................         36,200                     --                   --
  Receivables from affiliates.........             --                     --                   --
                                             --------              ---------             --------
Net cash provided by financing
  activities..........................         35,534                    390               25,925
                                             --------              ---------             --------
(DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS.........................          1,740                 (1,161)               1,937
Cash and cash equivalents at beginning
  of period...........................          7,382                  8,543                7,586
                                             --------              ---------             --------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD..............................       $  9,122              $   7,382             $  9,523
                                             ========              =========             ========

    The accompanying notes are an integral part of the financial statements.

                        WHEELING-PITTSBURGH CORPORATION
                            AND SUBSIDIARY COMPANIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                    FOR THE PERIOD ENDED SEPTEMBER 30, 2003
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                          ADDITIONAL
                                     SHARES      COMMON    PAID-IN-      DEFERRED     RETAINED
                                   OUTSTANDING   STOCK     CAPITAL     COMPENSATION   EARNINGS    TOTAL
                                   -----------   ------   ----------   ------------   --------   --------
Balance at July 31, 2003 (prior
  to restricted stock awards)....   9,500,000     $ 95     $142,405      $     0      $      0   $142,500
Shares issued on July 31, 2003
  for restricted stock award
  plans..........................     500,000        5        7,495       (7,500)           --         --
Compensation expense
  recognized.....................          --       --           --          417            --        417
Net loss.........................          --       --           --           --       (15,237)   (15,237)
                                   ----------     ----     --------      -------      --------   --------
Balance at September 30, 2003....  10,000,000     $100     $149,900      $(7,083)     $(15,237)  $127,680
                                   ==========     ====     ========      =======      ========   ========

    The accompanying notes are an integral part of the financial statements.

                        WHEELING-PITTSBURGH CORPORATION

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

GENERAL

     The consolidated balance sheet as of September 30, 2003, the consolidated statement of operations for the three and nine month periods ended September 30, 2003 and 2002, respectively, and the consolidated statement of cash flows for the three and nine month periods ended September 30, 2003 and 2002, respectively, have been prepared by Wheeling-Pittsburgh Corporation ("WPC" or "the Company") without audit. In the opinion of management, all recurring adjustments necessary to present fairly the consolidated financial position at September 30, 2003 and the results of operations and changes in cash flows for the periods presented have been made.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2002. The results of operations for the period ended September 30, 2003 are not necessarily indicative of the operating results for the full year.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BUSINESS SEGMENT

     The Company is primarily engaged in one line of business and has one industry segment, which is the making, processing and fabricating of steel and steel products. The Company's products include hot rolled and cold rolled sheet and coated products such as galvanized, pre-painted and tin mill sheet. The Company also manufactures a variety of fabricated steel products including roll formed corrugated roofing, roof deck, form deck, floor deck, culvert, bridgeform and other products used primarily by the construction, highway and agricultural markets.

NOTE 1 -- BANKRUPTCY AND REORGANIZATION

     On November 16, 2000, WPC and eight of our then existing wholly-owned subsidiaries, which represented substantially all of our business, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Ohio. We commenced the Chapter 11 proceedings in order to restructure our outstanding debts and to improve our access to the additional funding that we needed to continue our operations. Throughout the Chapter 11 proceedings, we remained in possession of our properties and assets and continued to operate and manage our businesses with the then existing directors and officers as debtors-in-possession subject to the supervision of the Bankruptcy Court.

     As part of our Chapter 11 proceedings, we filed our original Joint Plan of Reorganization on December 20, 2002, our First Amended Joint Plan of Reorganization on January 9, 2003, our Second Amended Joint Plan of Reorganization on May 5, 2003 and our Third Amended Joint Plan of Reorganization on May 19, 2003, reflecting the final negotiations with pre-petition note holders, pre-petition trade creditors and unionized employees. Our plan of reorganization was confirmed on June 18, 2003 and became effective on August 1, 2003. We realized approximately $558 million in cancellation of debt income as a result of our reorganization.

                        WHEELING-PITTSBURGH CORPORATION

     Following is a summary of some of the significant transactions consummated on or about the effective date of our plan of reorganization:

     - WPC amended and restated its by-laws and filed a second amended and restated certificate of incorporation with the Delaware Secretary of State authorizing the issuance of up to an aggregate of 80 million shares of common stock, par value $0.01 per share, and 20 million shares of undesignated preferred stock, par value $0.001 per share.

     - WPC exchanged, on a pro rata basis, $275 million in senior notes and $75 million in term notes that existed prior to its bankruptcy filing for an aggregate of $20 million in cash, $40 million in new Series A secured notes issued by WPSC, which are secured by a second lien on our tangible and intangible assets (other than our accounts receivable and inventory) and our equity interests in our joint ventures and a third lien on our accounts receivable and inventory, $20 million in new Series B secured notes issued by WPSC, which are secured by a fifth lien on our tangible and intangible assets, our equity interests in our joint ventures, and our accounts receivable and inventory, and 3,410,000 shares of new common stock of WPC constituting 34.1% thereof.

     - WPC cancelled its then-existing senior notes and related indenture and its then-existing term notes and the related term loan agreement.

     - WPC cancelled all shares of its common stock that existed prior to the implementation of our plan of reorganization, at which point we ceased to be a subsidiary of WHX Corporation.

     - Wheeling Pittsburgh Steel Corporation ("WPSC") entered into a new $250 million senior secured term loan facility, which is guaranteed in part by the Emergency Steel Loan Guarantee Board, the State of West Virginia, WPC and WPSC's subsidiaries and is secured by a first lien on our tangible and intangible assets (other than accounts receivable and inventory) and our equity interests in our joint ventures and a second lien on our accounts receivable and inventory. We also entered into a new $225 million senior secured revolving credit facility, which is guaranteed by WPC and WPSC's subsidiaries and is secured by a first lien on our accounts receivable and inventory and a third lien on our other tangible and intangible assets and our equity interests in our joint ventures.

     - All of our obligations under our $195 million debtor-in-possession credit facility were satisfied in full and discharged.

     - WPC and WPSC entered into an agreement with WHX Corporation providing for, among other things, a $10 million capital contribution by WHX Corporation, the cancellation of approximately $40 million in debt owed by us to WHX Corporation, a $10 million unsecured loan from WHX Corporation and an agreement with respect to our separation from WHX Corporation's employee pension plan.

     - WPC and WPSC entered into an agreement with our unionized employees represented by the United Steelworkers of America, which modified our existing labor agreement to provide for, among other things, future pension arrangements with USWA and reductions in our employee-related costs.

     - WPC issued 4 million shares of its new common stock constituting 40% thereof for the benefit of USWA retirees in satisfaction of certain claims under our labor agreement and an additional 1 million shares of its new common stock constituting 10% thereof to or for the benefit of our salaried employees.

     - WPC issued 1,590,000 shares of its new common stock constituting 15.9% thereof to certain of our creditors in satisfaction of various unsecured claims, including claims relating to trade debt.

                        WHEELING-PITTSBURGH CORPORATION

     There are still several matters pending in the Bankruptcy Court, including the resolution of disputed unsecured and administrative claims and certain preference actions and other litigation where we are seeking to recover monies. Certain of the stock issued pursuant to the Plan of Reorganization has been reserved for distribution to creditors pending resolution of certain disputed claims. If those claims are ultimately allowed in whole or in part by the Bankruptcy Court, the appropriate amount of stock will be distributed to those claimants; if the claims are disallowed, the stock will be distributed to other creditors of the same class, pro rata. To the extent that certain administrative and secured claims are allowed by the Bankruptcy Court, those claims will be paid in cash. If and to the extent those claims are allowed as pre-petition unsecured claims, then those creditors will receive stock, which has been reserved as described above. In addition, we are the plaintiffs in a number of preference actions, where we are seeking to recover monies from creditors. We do not believe that any of these remaining bankruptcy proceedings, individually or in the aggregate, will have a material effect on us.

NOTE 2 -- FRESH-START REPORTING

     In accordance with SOP 90-7, the Company adopted the provisions of fresh-start reporting as of July 31, 2003. In adopting the requirements of fresh-start reporting, the Company engaged an independent financial advisor to assist in the determination of the enterprise value of the entity. This value was based upon various valuation methods, including discounted cash flow methodologies, analysis of comparable steel companies, and other applicable ratios and economic industry information relevant to the operations of the Company. The estimated total equity value of the Reorganized Company aggregating approximately $150 million was determined after taking into account the values of the obligations assumed in connection with the Joint Plan of Reorganization.

     The following reconciliation of the Predecessor Company's consolidated balance sheet as of July 31, 2003 to that of the Reorganized Company as of July 31, 2003 was prepared with the adjustments that give effect to the reorganization and fresh-start reporting. Since the September 30, 2003 financial statements have been prepared as if the Registrant is a new reporting entity, a black line has been shown on the financial statements to separate current results from prior-period information since they are not prepared on a comparable basis.

     The adjustments entitled "Reorganization" reflect the consummation of the Joint Plan of Reorganization, including the elimination of existing liabilities subject to compromise, and consolidated shareholders' deficit, and to reflect the aforementioned $150 million equity value.

     The adjustments entitled "Fair Value Adjustments" reflect the adoption of fresh-start reporting, including the adjustments to record property and equipment at their fair value. Such adjustments reflect refinements to management's original pro forma allocations.

                        WHEELING-PITTSBURGH CORPORATION

     A reconciliation of fresh-start accounting recorded as of July 31, 2003 follows:

                        WHEELING-PITTSBURGH CORPORATION
                            AND SUBSIDIARY COMPANIES

                     REORGANIZED CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                             PRE-                                                     POST-
                                        REORGANIZATION   REORGANIZATION           FRESH START     REORGANIZATION
                                          7/31/2003       ADJUSTMENTS             ADJUSTMENTS       7/31/2003
                                        --------------   --------------           -----------     --------------
                                                     ASSETS
Current Assets:
  Cash and cash equivalents...........    $    7,382              --                      --         $  7,382
  Trade receivables, less allowance
    for doubtful accounts of $1,916...       112,649            (233)                     --          112,416
  Inventories.........................       164,322              --                  (9,658)[d]      154,664
  Prepaid expenses and deferred
    charges...........................         6,559              12                      --            6,571
                                          ----------       ---------               ---------         --------
    Total current assets..............       290,912            (221)                 (9,658)         281,033
Investment in associated company......        59,982              --                 (19,505)[d]       40,477
Property, plant and equipment, at cost
  less accumulated depreciation.......       493,514              --                (133,301)[d]      360,213
Deferred income tax benefits..........        27,342          (3,860)[b][d]               --           23,482
Restricted cash -- long term..........            --         112,000[a]                   --          112,000
Deferred charges and other assets.....         8,964          42,844[g]                9,756           61,564
                                          ----------       ---------               ---------         --------
                                          $  880,714       $ 150,763               $(152,708)        $878,769
                                          ==========       =========               =========         ========
                                  LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Trade payables......................    $   81,275       $  (1,334)[a]           $      --         $ 79,941
  Short term debt.....................       137,214        (100,299)[a]                  --           36,915
  Payroll and employee benefits
    payable...........................        35,118          32,795[c]                   --           67,913
  Accrued federal, state and local
    taxes.............................        10,054           1,200[a]                   --           11,254
  Deferred income tax liabilities.....        27,342          (3,860)[a]                  --           23,482
  Accrued interest and other
    liabilities.......................         8,026           2,647[a]                   --           10,673
  Long term debt due in one year......        43,433         (39,678)[a],[c],[f]          --            3,755
                                          ----------       ---------               ---------         --------
    Total current liabilities.........       342,462        (108,529)                     --          233,933
Long Term Debt........................        11,985         327,863[a],[c]               --          339,848
Other employee benefit liabilities....        17,317         124,981[c]                   --          142,298
Other liabilities.....................        17,150           3,040[a]                   --           20,190
Liabilities subject to compromise.....       879,455        (879,455)[c]                  --               --
                                          ----------       ---------               ---------         --------
    Total Liabilities.................     1,268,369        (532,100)                     --          732,269
Stockholders Equity (Deficit)
Common Stock -- $.01 Par Value; 10
  million shares issued and
  outstanding.........................            --             100[c]                   --              100
Additional paid-in capital............       335,138         149,900[c][g]          (335,138)[d]      149,900
Restricted stock......................            --          (7,500)[e]                  --           (7,500)
Accumulated earnings (deficit)........      (722,793)        540,363[b],[c],[f]      182,430[d]            --
                                          ----------       ---------               ---------         --------
                                            (387,655)        682,863                (152,708)         142,500
                                          ----------       ---------               ---------         --------
                                          $  880,714       $ 150,763               $(152,708)        $878,769
                                          ==========       =========               =========         ========

                        WHEELING-PITTSBURGH CORPORATION

---------------
Footnotes:

[a] Reflects the borrowing of the $250 million term loan proceeds and amounts under the post-petition revolver and the payments necessary to effect the Plan of Reorganization, such as the repayment of DIP facilities, cash distributions to creditors and the payment of fees and expenses associated with the exit financing.

[b] Reflects the impact on retained earnings of reorganization expenses net of tax benefit.

[c] Reflects the settlement of liabilities subject to compromise, including the distribution of cash, notes and equity to the pre-petition creditors, the assumption of OPEB and other pre-petition liabilities (capital leases, employee benefits, taxes). Also, reflects the cancellation of debt income.

[d] Reflects the adjustments to reflect "Fresh Start" Accounting in accordance with FASB 141. These entries include the write-down of property, plant and equipment and joint venture interests to their appraised values, and the recognition of deferred tax assets and elimination of retained earnings and additional paid-in capital. We periodically reevaluate the treatment of these assets from time to time in light of actual operating results and our ongoing reconsideration of the judgments, estimates and assumptions underlying our financial statements.

[e] Reflects restricted stock awards for the distribution of employee equity into trust.

[f] Reflects the cancellation of debt income as a result of WHX Corporation forgiving its portion of the DIP term loan.

[g] Reflects the pre-funding of VEBA obligations with 40% of the Company's common stock.

NOTE 3 -- INVENTORIES

     Inventories are valued at the lower of cost or market value. Cost is determined by the last-in first-out (LIFO) method for substantially all inventories. Approximately 90% of inventories are valued using the LIFO method.

                                                   SEPTEMBER 30,   JULY 31,   DECEMBER 31,
                                                       2003          2003         2002
                                                   -------------   --------   ------------
Finished Products................................    $ 35,828      $ 39,464     $ 31,705
In-Process.......................................      98,123        96,072      112,319
Raw Materials....................................      20,340        19,027       22,544
Other Materials and Supplies.....................          27           101       17,054
                                                     --------      --------     --------
                                                      154,318       154,664      183,622
                                                     --------      --------     --------
LIFO Reserve.....................................          --            --          469
                                                     --------      --------     --------
                                                     $154,318      $154,664     $184,091
                                                     ========      ========     ========

NOTE 4 -- LOSS PER SHARE

     Basic loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding adjusted for potentially dilutive securities.

     Pursuant to the plan of reorganization, WPC cancelled all shares of its common stock that existed prior to the implementation of our plan of reorganization, at which point we ceased to be a subsidiary of

                        WHEELING-PITTSBURGH CORPORATION

WHX Corporation. WPC issued ten million shares of its new common stock in satisfaction of certain claims, pursuant to the Plan of Reorganization ("POR"), effective August 1, 2003.

                                                     TWO MONTHS ENDED SEPTEMBER 30, 2003
                                                   ----------------------------------------
                                                      LOSS           SHARES       PER SHARE
                                                   (NUMERATOR)   (DENOMINATORS)    AMOUNT
                                                   -----------   --------------   ---------
                                                               ($ IN THOUSANDS)
BASIC EPS AND DILUTED EPS LOSS AVAILABLE TO
  COMMON SHAREHOLDERS............................   $(15,237)      9,500,000       $(1.61)

                                                     NINE MONTHS ENDED SEPTEMBER 30, 2003
                                                   ----------------------------------------
                                                      LOSS           SHARES       PER SHARE
                                                   (NUMERATOR)   (DENOMINATORS)    AMOUNT
                                                   -----------   --------------   ---------
BASIC EPS AND DILUTED EPS LOSS AVAILABLE TO
  COMMON SHAREHOLDERS............................   $(15,237)      9,500,000       $(1.61)

NOTE 5 -- CONTINGENCIES

  ENVIRONMENTAL MATTERS

     The Company negotiated settlements on several environmental liabilities upon emergence from Chapter 11 bankruptcy on August 1, 2003. Among these are settlements on all Superfund sites in which the Company had been designated by USEPA as a Potentially Responsible Party. The Company now has no environmental liability for any Superfund sites. The Company also settled with USEPA on pre-petition environmental stipulated penalties and other non-compliance issues. The Company's post-petition liabilities related to USEPA non-compliance issues total $8.7 million at September 30, 2003, and include approximately $1.7 million for Multi-Media Inspection issues, approximately $1.8 million for stipulated penalties, and about $5.2 million for RCRA corrective action at the Company's Coke Plant. Other liabilities related to state environmental regulatory agency issues amount to approximately $2.6 million.

     The Company is subject to increasingly stringent new environmental compliance standards and to obligations to ameliorate past non-compliance issues. The Company has incurred capital expenditures for environmental control projects aggregating $0.8 million in the first nine months of 2003 and $1.7 million for the year ended December 31, 2002. The company anticipates spending approximately $13.9 million in the aggregate on major environmental compliance projects through the year 2005. This amount is estimated to be expended in the following schedule: $1.3 million in 2003, $8.9 million in 2004, $3.7 million in 2005.

     The Company reviews available information regarding environmental liabilities on a quarterly basis and modifies its estimate accordingly as issues are resolved and new issues are identified. Company management believes, based upon information currently available, including the Company's prior capital expenditures, anticipated capital expenditures, consent agreements negotiated with federal and state agencies and information available to the Company on pending judicial and administrative hearings, it has adequately provided for its present environmental obligations.

NOTE 6 -- COMMON STOCK COMPENSATION

     In accordance with our Plan of Reorganization, we established a restricted stock plan pursuant to which we have granted to selected key employees a total of 500,000 shares of our common stock, as of the effective date of our plan of reorganization. All of the grants made under the plan will vest in increments of one-third of the total grant to each individual pro rata over three years. Restricted stock expense related to the restricted stock awards totaled $0.4 million for the two month period ended September 30, 2003. No stock options have been granted.

                        WHEELING-PITTSBURGH CORPORATION

NOTE 7 -- SUMMARIZED UNAUDITED COMBINED FINANCIAL INFORMATION OF GUARANTORS.

     Effective August 1, 2003 WPSC entered into a new $250 million Senior Secured Term Loan Facility and a new $225 million Senior Secured Revolving Credit Facility. Both credit facilities are fully and unconditionally guaranteed by WPC. Effective August 1, 2003 WPSC issued $40 million of Series A secured notes and $20 million of Series B secured notes. WPSC's payment obligations under the Series A and Series B notes are fully and unconditionally guaranteed on a joint and several basis by WPC and any present and future operating subsidiaries. WPSC is 100% owned by WPC, and any future subsidiary of WPC that does not serve as a guarantor will be a minor subsidiary individually and all such non-guarantor subsidiaries in the aggregate will be minor. Other than its equity interest in WPSC, WPC has no material independent assets or operations. Condensed consolidating financial information for WPC and WPSC are as follows:

                     CONDENSED CONSOLIDATING BALANCE SHEETS

                                                                SEPTEMBER 30, 2003
                                              ------------------------------------------------------
                                                                    CONSOLIDATING AND
                                                                       ELIMINATING          WPC
                                                WPC        WPSC          ENTRIES        CONSOLIDATED
                                              --------   --------   -----------------   ------------
                                                              (DOLLARS IN THOUSANDS)
                                                                   (UNAUDITED)
                                               ASSETS
  Cash and cash equivalents.................  $     44   $  9,078       $      --         $  9,122
  Trade accounts receivable.................        --    112,680              --          112,680
  Inventories...............................        --    154,318              --          154,318
  Other current assets......................        12      8,769              --            8,781
     Total current assets...................        56    284,845              --          284,901
  Intercompany receivables..................      (654)       654              --               --
  Property, plant and equipment -- net......        --    368,725              --          368,725
  Investments and advances in affiliates....   127,798     40,838        (127,798)          40,838
  Other non-current assets..................       896    184,995              --          185,891
                                              --------   --------       ---------         --------
Total Assets................................  $128,096   $880,057       $(127,798)        $880,355
                                              ========   ========       =========         ========

                                LIABILITIES AND STOCKHOLDERS' EQUITY
     Accounts payable.......................  $     --   $ 66,879       $      --         $ 66,879
     Other current liabilities..............        22    186,724              --          186,746
       Total current liabilities............        22    253,603              --          253,625
     Long term debt.........................        --    339,727              --          339,727
     Other non-current liabilities..........       394    158,929              --          158,323
     Stockholders' equity...................   127,680    127,798        (127,798)         127,680
                                              --------   --------       ---------         --------
Total Liabilities and Stockholders'
  Equity....................................  $128,096   $880,057       $(127,798)        $880,355
                                              ========   ========       =========         ========

                        WHEELING-PITTSBURGH CORPORATION

                                                                  JULY 31, 2003
                                              ------------------------------------------------------
                                                                    CONSOLIDATING AND
                                                                       ELIMINATING          WPC
                                                WPC        WPSC          ENTRIES        CONSOLIDATED
                                              --------   --------   -----------------   ------------
                                                              (DOLLARS IN THOUSANDS)
                                                                   (UNAUDITED)
                                               ASSETS
  Cash and cash equivalents.................  $     52   $  7,330       $      --         $  7,382
  Trade accounts receivable.................        --    112,416              --          112,416
  Inventories...............................        --    154,664              --          154,664
  Other current assets......................        12      6,559              --            6,571
       Total current assets.................        64    280,969              --          281,033
  Intercompany receivables..................      (539)       539              --               --
  Property, plant and equipment -- net......        --    360,213              --          360,213
  Investments and advances in affiliates....   142,501     40,476        (142,500)          40,477
  Other non-current assets..................       896    196,150              --          197,046
                                              --------   --------       ---------         --------
Total Assets................................  $142,922   $878,347       $(142,500)        $878,769
                                              ========   ========       =========         ========

                                LIABILITIES AND STOCKHOLDERS' EQUITY
     Accounts payable.......................  $     --   $ 79,941       $      --         $ 79,941
     Other current liabilities..............        28    153,964              --          153,992
       Total current liabilities............        28    233,905              --          233,933
     Long term debt.........................        --    339,848              --          339,848
     Other non-current liabilities..........       394    162,094              --          162,488
     Stockholder's equity...................   142,500    142,500        (142,500)         142,500
                                              --------   --------       ---------         --------
Total Liabilities and Stockholders'
  Equity....................................  $142,922   $878,347       $(142,500)        $878,769
                                              ========   ========       =========         ========

                        WHEELING-PITTSBURGH CORPORATION

                                                                DECEMBER 31, 2002
                                             -------------------------------------------------------
                                                                    CONSOLIDATING AND
                                                                       ELIMINATING          WPC
                                               WPC        WPSC           ENTRIES        CONSOLIDATED
                                             --------   ---------   -----------------   ------------
                                                             (DOLLARS IN THOUSANDS)
                                                                   (UNAUDITED)
                                               ASSETS
  Cash and cash equivalents................  $     37   $   8,506       $      --        $   8,543
  Trade accounts receivable................        --     130,593              --          130,593
  Inventories..............................        --     184,091              --          184,091
  Other current assets.....................       225       7,252              --            7,477
     Total current assets..................       262     330,442              --          330,704
  Intercompany receivables.................   189,984     235,161        (425,145)              --
  Property, plant and equipment -- net.....    11,842     518,726              --          530,568
  Investments and advances in affiliates...   (50,602)        664         110,705           60,767
  Other non-current assets.................   251,224    (214,147)             --           37,077
                                             --------   ---------       ---------        ---------
Total Assets...............................  $402,710   $ 870,846       $(314,440)       $ 959,116
                                             ========   =========       =========        =========

                                LIABILITIES AND STOCKHOLDERS' EQUITY
  Accounts payable.........................  $          $  71,048       $      --        $  71,048
  Other current liabilities................        30     259,881              --          259,911
     Total current liabilities.............        30     330,929              --          330,959
  Liabilities subject to compromise........   376,077     514,224              --          890,301
  Intercompany notes payables..............   102,485     322,660        (425,145)              --
  Long term debt...........................        --      13,177              --           13,177
  Other non-current liabilities............        --      35,850              --           35,850
  Stockholders' equity.....................   (75,882)   (345,994)        110,705         (311,171)
                                             --------   ---------       ---------        ---------
Total Liabilities and Stockholders'
  Equity...................................  $402,710   $ 870,846       $(314,440)       $ 959,116
                                             ========   =========       =========        =========

                        WHEELING-PITTSBURGH CORPORATION

                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

                                                      FOR TWO MONTHS ENDED SEPTEMBER 30, 2003
                                                ----------------------------------------------------
                                                                       CONSOLIDATING
                                                                      AND ELIMINATING       WPC
INCOME DATA                                       WPC        WPSC         ENTRIES       CONSOLIDATED
-----------                                     --------   --------   ---------------   ------------
                                                               (DOLLARS IN THOUSANDS)
                                                                    (UNAUDITED)
Net sales.....................................  $     --   $159,789       $    --         $159,789
Cost of products sold, excluding
  depreciation................................        --    159,314            --          159,314
Depreciation..................................        --      3,568            --            3,568
Selling, general and administrative
  expenses....................................        88      8,916            --            9,004
                                                --------   --------       -------         --------
Operating income (loss).......................       (88)   (12,009)           --          (12,097)
Interest expense..............................        --     (3,891)           --           (3,891)
Other income including equity earnings
  (losses) of affiliates......................   (15,149)       787        15,119              757
                                                --------   --------       -------         --------
Income (loss) before tax......................   (15,237)   (15,113)       15,119          (15,231)
Tax provision (benefit).......................        --          6            --                6
                                                --------   --------       -------         --------
Net income (loss).............................  $(15,237)  $(15,119)      $15,119         $(15,237)
                                                ========   ========       =======         ========

                                                     FOR THE SEVEN MONTHS ENDED JULY 31, 2003
                                               -----------------------------------------------------
                                                                       CONSOLIDATING
                                                                      AND ELIMINATING       WPC
INCOME DATA                                      WPC        WPSC          ENTRIES       CONSOLIDATED
-----------                                    --------   ---------   ---------------   ------------
                                                              (DOLLARS IN THOUSANDS)
                                                                    (UNAUDITED)
Net sales....................................  $     --   $ 570,439      $      --       $ 570,439
Cost of products sold, excluding
  depreciation...............................    (7,982)    571,814             --         563,832
Depreciation.................................        --      39,889             --          39,889
Selling, general and administrative
  expenses...................................       242      29,664             --          29,906
Reorganization expense.......................        --       8,140             --           8,140
                                               --------   ---------      ---------       ---------
Operating income (loss)......................     7,740     (79,068)            --         (71,328)
Reorganization income (expense)
  Fair value adjustments.....................        --    (152,708)            --        (152,708)
  Gain on discharge of debt..................        --     557,541             --         557,541
  Other reorganization entries...............      (211)     (4,547)            --          (4,758)
Interest expense.............................        --     (12,679)         3,492          (9,185)
Other income including equity earnings
  (losses) of affiliates.....................   319,540       1,705       (318,017)          3,228
                                               --------   ---------      ---------       ---------
Income (loss) before tax and extraordinary
  items......................................   327,069     310,246       (314,525)        322,790
Tax provision (benefit)......................     3,638      (4,279)            --            (641)
                                               --------   ---------      ---------       ---------
Income (loss) before extraordinary items.....   323,431     314,525       (314,525)        323,431
Extraordinary charge (net of tax)............        --          --             --              --
                                               --------   ---------      ---------       ---------
Net income (loss)............................  $323,431   $ 314,525      $(314,525)      $ 323,431
                                               ========   =========      =========       =========

                        WHEELING-PITTSBURGH CORPORATION

                                                        FOR THE YEAR ENDED DECEMBER 31, 2002
                                                ----------------------------------------------------
                                                                       CONSOLIDATING
                                                                      AND ELIMINATING       WPC
INCOME DATA                                       WPC        WPSC         ENTRIES       CONSOLIDATED
-----------                                     --------   --------   ---------------   ------------
                                                               (DOLLARS IN THOUSANDS)
                                                                    (UNAUDITED)
Net sales.....................................  $     --   $979,993       $    --         $979,993
Cost of products sold, excluding
  depreciation................................       620    893,829            --          894,449
Depreciation..................................        --     74,194            --           74,194
Selling, general and administrative
  expenses....................................       157     46,836            --           46,993
Reorganization expense........................        --     11,755            --           11,755
                                                --------   --------       -------         --------
Operating income (loss).......................      (777)   (46,621)           --          (47,398)
Reorganization expense........................      (845)      (417)           --           (1,262)
Interest expense..............................        --    (20,963)        4,976           15,987)
Other income including equity earnings
  (losses) of affiliates......................   (54,716)     1,271        58,012            4,567
                                                --------   --------       -------         --------
Income (loss) before tax and extraordinary
  items.......................................   (54,648)   (65,896)       62,988          (57,556)
Tax provision (benefit).......................     2,919     (2,908)           --               11
                                                --------   --------       -------         --------
Income (loss) before extraordinary items......   (57,567)   (62,988)       62,988          (57,567)
Extraordinary charge (net of tax).............        --         --            --               --
                                                --------   --------       -------         --------
Net income (loss).............................  $(57,567)  $(62,988)      $62,988         $(57,567)
                                                ========   ========       =======         ========

                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

                                                       FOR TWO MONTHS ENDED SEPTEMBER 30, 2003
                                                   -----------------------------------------------
                                                                     CONSOLIDATING
                                                                    AND ELIMINATING       WPC
                                                   WPC     WPSC         ENTRIES       CONSOLIDATED
                                                   ---   --------   ---------------   ------------
                                                               (DOLLARS IN THOUSANDS)
                                                                     (UNAUDITED)
Net cash provided (used) by operating
  activities.....................................  $(8)  $(21,742)       $  --          $(21,750)
Investing activities:
  Capital expenditures...........................  --     (12,044)          --           (12,044)
  Acquisitions...................................  --          --           --                --
  Other..........................................  --          --           --                --
                                                   ---   --------        -----          --------
  Net cash used in investing activities..........  --     (12,044)          --           (12,044)
Financing activities:
  Net borrowings (repayments):...................  --      35,534           --            35,534
  Equity transactions............................  --          --           --                --
  Receivables from affiliates....................  --          --           --                --
  Other..........................................  --          --           --                --
                                                   ---   --------        -----          --------
  Net cash (used in) provided by financing
     activities..................................  --      35,534           --            35,534
Net change in cash and cash equivalents..........  (8)      1,748           --             1,740
Cash and cash equivalents at beginning of year...  52       7,330           --             7,382
                                                   ---   --------        -----          --------
Cash and cash equivalents at end of period.......  $44   $  9,078        $  --          $  9,122
                                                   ===   ========        =====          ========

                        WHEELING-PITTSBURGH CORPORATION

                                                     FOR THE SEVEN MONTHS ENDED JULY 31, 2003
                                              ------------------------------------------------------
                                                                       CONSOLIDATING
                                                                      AND ELIMINATING       WPC
                                                 WPC        WPSC          ENTRIES       CONSOLIDATED
                                              ---------   ---------   ---------------   ------------
                                                              (DOLLARS IN THOUSANDS)
                                                                   (UNAUDITED)
Net cash provided (used) by operating
  activities................................  $(115,882)  $ 113,668        $  --          $(2,214)
Investing activities:
  Capital expenditures......................         --      (2,866)          --           (2,866)
  Other.....................................   (102,485)     78,010           --            3,529
                                              ---------   ---------        -----          -------
  Net cash used in investing activities.....   (102,485)   (324,982)          --              663
Financing activities:
  Net borrowings (repayments):..............         --         390           --              390
  Equity transactions.......................         --          --           --               --
  Receivables from affiliates...............         --          --           --               --
  Other.....................................         --          --           --               --
                                              ---------   ---------        -----          -------
  Net cash (used in) provided by financing
     activities.............................         --         390           --              390
Net change in cash and cash equivalents.....         15      (1,176)          --           (1,161)
Cash and cash equivalents at beginning of
  year......................................         37       8,506           --            8,543
                                              ---------   ---------        -----          -------
Cash and cash equivalents at end of
  period....................................  $      52   $   7,330        $  --          $ 7,382
                                              =========   =========        =====          =======

                                                        FOR THE YEAR ENDED DECEMBER 31, 2002
                                                   -----------------------------------------------
                                                                     CONSOLIDATING
                                                                    AND ELIMINATING       WPC
                                                   WPC     WPSC         ENTRIES       CONSOLIDATED
                                                   ---   --------   ---------------   ------------
                                                               (DOLLARS IN THOUSANDS)
                                                                     (UNAUDITED)
Net cash provided (used) by operating
  activities.....................................  $(4)  $(15,847)       $  --          $(15,851)
Investing activities:
  Capital expenditures...........................  --     (10,971)          --           (10,971)
  Other..........................................  --       3,085           --             3,085
                                                   ---   --------        -----          --------
  Net cash used in investing activities..........  --      (7,886)          --            (7,886)
Financing activities:
  Net borrowings (repayments):...................  --      24,694           --            24,694
  Equity transactions............................  --          --           --                --
  Receivables from affiliates....................  --          --           --                --
  Other..........................................  --          --           --                --
                                                   ---   --------        -----          --------
  Net cash (used in) provided by financing
     activities..................................  --      24,694           --            24,694
Net change in cash and cash equivalents..........  (4)        961           --               957
Cash and cash equivalents at beginning of year...  41       7,545           --             7,586
                                                   ---   --------        -----          --------
Cash and cash equivalents at end of period.......  $37   $  8,506        $  --          $  8,543
                                                   ===   ========        =====          ========

                        WHEELING-PITTSBURGH CORPORATION

NOTE 8 -- NEW ACCOUNTING STANDARDS

     As part of the provisions of SOP 90-7, we were required to adopt on July 31, 2003 all accounting guidance that was going to be effective within a twelve-month period.

     In November 2002, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 45, or FIN 45, "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees that are issued or modified after December 31, 2002. The disclosure requirements are effective as of December 31, 2002. The provisions of FIN 45 are not expected to have a material impact on the Company's results of operations or financial position.

     In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities." FIN 46 identifies certain off-balance sheet arrangements that meet the definition of a variable interest entity, or VIE. The primary beneficiary of a VIE is the party that is exposed to the majority of the risks and/or returns of the VIE. The primary beneficiary is required to consolidate the VIE. In addition, more extensive disclosure requirements apply to the primary beneficiary, as well as other significant investors. FIN 46 is effective immediately for certain disclosure requirements and variable interest entities created after January 31, 2003, and in the third quarter of 2003 for all other variable interest entities. The provisions of FIN 46 are not expected to have a material impact on the Company's financial statements.

     In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which requires that an issuer classify financial instruments that are within the scope of SFAS 150 as a liability. Under prior guidance, these same instruments would be classified as equity. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. Otherwise it is effective on July 1, 2003. The provisions of SFAS 150 are not expected to have a material impact on the Company.

             ------------------------------------------------------
             ------------------------------------------------------

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Ratio of Earnings to Fixed Charges....    5
Risk Factors..........................    6
Use of Proceeds.......................   12
Price Range of Securities.............   12
Dividend Policy.......................   13
Capitalization........................   14
Selected Consolidated Financial
  Data................................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   37
Management............................   54
Related Party Transactions............   63
Principal and Selling Security
  Holders.............................   64
Description of Securities.............   67
Securities Eligible for Future Sale...   72
Plan of Distribution..................   72
Legal Matters.........................   73
Experts...............................   73
Where You Can Find Additional
  Information.........................   73
Index to Financial Statements.........  F-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                              WHEELING-PITTSBURGH
                                  CORPORATION
                                1,222,102 SHARES
                                  COMMON STOCK
                             ---------------------
                              WHEELING-PITTSBURGH
                               STEEL CORPORATION
                           $7,137,197 SENIOR SECURED
                                 NOTES DUE 2010
                           -------------------------

                                   PROSPECTUS
                           -------------------------
                                February 9, 2004

             ------------------------------------------------------
             ------------------------------------------------------